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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November , 2002

Big Rock Brewery Ltd.

5555 – 76 Avenue SE, Calgary, AB T2C 4L8

Indicate whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F  [ X ]            Form 40-F  [   ]

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [ X ]

191102/1629/W97

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Notice of Special Meeting

Notice of Petition

Information Circular

with respect to a proposed

PLAN OF ARRANGEMENT

involving

BIG ROCK BREWERY LTD.

1015047 ALBERTA LTD.

BIG ROCK BREWERY INCOME TRUST

November 19, 2002

This Management Information Circular and the accompanying material require your immediate attention.
If you are in doubt as to how to deal with these documents or the matters they refer to please consult your professional advisors.

191102/1629/W97

TABLE OF CONTENTS

PAGE NO.

NOTICE OF PETITION

INFORMATION CIRCULAR

INTRODUCTION

FORWARD-LOOKING STATEMENTS

INFORMATION FOR UNITED STATES SECURITYHOLDERS

CURRENCY AND EXCHANGE RATES

SUMMARY OF THE INFORMATION CIRCULAR

Big Rock Brewery Ltd.

The Meeting

Background to the Arrangement and Recommendation of the Board of Directors

The Arrangement

Benefits of the Arrangement

Fairness Opinion

Selected Historical Financial Information and Other Data

Canadian Federal Income Tax Considerations

United States Federal Income Tax Considerations

Big Rock Income Trust

1015047 Alberta Ltd.

Amalco

Securityholder Approval

Dissenting Securityholder Rights

Regulatory Approvals

Court Approval

Structure of the Trust after the Arrangement

GLOSSARY OF TERMS

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

Appointment and Revocation of Proxies

Signature of Proxy

Exercise of Discretion of Proxy

Voting Securities

Voting - Advice to Beneficial Holders

THE ARRANGEMENT

Background to the Arrangement

Benefits of the Arrangement

Effect of the Arrangement Upon Securityholders

Management Arrangements

Details of the Arrangement

Conditions to the Arrangement

Procedure for the Arrangement to Become Effective

Treatment of Options to Purchase Common Shares

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

FAIRNESS OPINION

RECOMMENDATION OF THE BOARD OF DIRECTORS

TIMING OF EVENTS

PROCEDURE FOR EXCHANGE OF COMMON SHARES

LEGAL DEVELOPMENTS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Residents of Canada

Options

Taxation of the Trust

Taxation of Trust Unitholders

Tax Exempt Trust Unitholders

Non-Residents of Canada

Dissenting Optionholders

Dissenting Shareholders

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

RIGHTS OF DISSENT

UNIT OPTION PLAN

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT AND THE INTENTIONS OF SUCH PERSONS

EXPENSES OF THE ARRANGEMENT

STOCK EXCHANGE LISTINGS

RESALE OF TRUST UNITS

LEGAL MATTERS

INFORMATION CONCERNING BIG ROCK BREWERY INCOME TRUST

General

Trust Units

Trust Unitholder Limited Liability

Issuance of Trust Units

Cash Distributions

Redemption Right

Meetings of Trust Unitholders

Information and Reports

Takeover Bids

The Trustee

Power of Attorney

Delegation of Authority, Administration and Trust Governance

The Administration Agreement

Liability of the Trustee

Amendments to the Trust Indenture

Term of the Trust and Sale of Substantially All Assets

Exercise of Voting Rights Attached to Amalco Shares

Consolidated Capitalization

Auditors, Transfer Agent and Registrar

INFORMATION CONCERNING 1015047 ALBERTA LTD.

INFORMATION CONCERNING AMALCO

General

Business of Amalco

Directors and Officers

Distribution Policy

Amalco Share Capital

Notes

Payment upon Maturity

Redemption

Ranking

Default

Subordination Agreements

Shareholder Agreement

INFORMATION CONCERNING BIG ROCK BREWERY LTD.

Name and Corporate Structure

General Description of the Business and Recent Acquisitions

Products

Brewing Operations

Ingredients

Packaging

Brewing Facilities and Equipment

Employees

Marketing and Distribution

Competition

Regulatory Matters

Trade Regulations

Proprietary Rights

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Environment

Liquidity and Capital Resources

Liquidity and Capital Resources

CONSOLIDATED CAPITALIZATION

DESCRIPTION OF SHARE CAPITAL

Common Shares

Class "A" Shares

Class "B" Shares

Class "C" Shares

Preferred Shares

PRIOR SALES

DIVIDEND RECORD AND POLICY

TRADING HISTORY

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

PRINCIPAL SHAREHOLDERS

STOCK OPTIONS

DIRECTORS AND OFFICERS

Directors and Senior Management

Board Practices and Committees

NORMAL COURSE ISSUER BID

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

STATEMENT OF EXECUTIVE COMPENSATION

Employment Agreement

Registered Retirement Savings Plan

Composition of Compensation Committee

Report on Executive Compensation

MATERIAL CONTRACTS

LEGAL PROCEEDINGS

AUDITORS, REGISTRAR AND TRANSFER AGENT

RISK FACTORS

Risks Related to the Business and the Industry

Risks Related to the Trust

OTHER BUSINESS

APPROVAL OF DIRECTORS

CERTIFICATE

APPENDICES

A

-

Arrangement Resolution

B

-

Interim Order

C

-

Arrangement Agreement

D

-

Fairness Opinion

E

-

Financial Statements

F

-

Unit Option Plan Resolution

G

-

Unit Option Plan

H

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Section 191 of the Business Corporation Act (Alberta)

ENCLOSURES

Letter of Transmittal

Forms of Proxy

Return Envelope for Proxies

BIG ROCK BREWERY LTD.

5555 – 76TH AVENUE S.E., CALGARY, ALBERTA T2C 4L8  TELEPHONE (403) 720-3239 FACSIMILE (403) 236-7523

November 19, 2002

Dear Big Rock Shareholders and Optionholders:

You are invited to attend a special meeting of holders of common shares and holders of options to acquire common shares (collectively, the "Securityholders") of Big Rock Brewery Ltd. to be held, pursuant to the Interim Order of the Court of Queen's Bench of Alberta dated November 19, 2002, at the Big Rock Brewery, 5555 – 76th Avenue S.E., Calgary, Alberta on January 8, 2003 at 10:00 a.m. (Calgary time).

At the special meeting you will be asked to consider, and, if thought advisable, to approve a proposed plan of arrangement (the "Arrangement") involving Big Rock, 1015047 Alberta Ltd. ("AcquisitionCo") and Big Rock Brewery Income Trust (the "Trust").

Pursuant to the Arrangement, shareholders of Big Rock will, indirectly, exchange their common shares for trust units of the Trust ("Trust Units") on the basis of one (1) Trust Unit for every one (1) common share of Big Rock, and Big Rock will become a wholly-owned subsidiary of the Trust. Optionholders may elect to: (i) receive the in-the-money value of their options payable in Trust Units; or (ii) receive replacement Trust Unit options in exchange for their Big Rock options on the same terms as their current options. Upon completion of the Arrangement, the Trust, indirectly through its operating entities, will continue to operate Big Rock's premium brewing business and all of the Securityholders will be the holders of all of the outstanding Trust Units. Accordingly, unitholders will be entitled to receive cash distributions paid by the Trust and will be entitled to one vote for each Trust Unit held at unitholder meetings.

Converting Big Rock into an income trust will allow shareholders to receive regular cash distributions from our underlying business on a tax efficient basis, thereby providing an attractive return on investment to shareholders. The conversion into an income trust will also provide Big Rock with improved access to equity capital to finance future growth opportunities.

For the Arrangement to proceed, it must be approved by at least 66 2/3% of the votes cast by the Big Rock shareholders and optionholders attending the special meeting, in person or by proxy, each voting separately as a class. A shareholder will be entitled to one vote per share and an optionholder will be entitled to one vote per option. If Securityholder approval is obtained, an order of the Court of Queen's Bench of Alberta will be sought immediately following the special meeting confirming the Arrangement.

The resolution approving the Trust Unit Option Plan must be approved by a majority of the votes cast by shareholders voting in person or by proxy at the meeting.

Lightyear Capital Inc. ("Lightyear") was retained as exclusive financial advisor to Big Rock to assist it in considering the Arrangement and to provide independent financial advice with respect to the Arrangement. Lightyear has provided Big Rock with its opinion that the Arrangement is fair, from a financial point of view, to Securityholders. The Board of Directors, based on its own investigations, including its consideration of the fairness opinion of Lightyear, has unanimously concluded that the Arrangement is in the best interests of Big Rock, is fair to the Securityholders and should be placed before Securityholders for their approval. The Board of Directors unanimously recommends that Securityholders vote in favour of the Arrangement, and that the shareholders vote in favour of the Trust Unit Option Plan.

A Shareholder's exchange of common shares held outside an RRSP or other tax deferred plan for Trust Units will generally be a taxable disposition for Canadian federal income tax purposes. A shareholder's taxable gain or loss will be determined by reference to the fair market value of the Trust Units received in exchange for the shareholder's Common Shares. Big Rock believes that the fair market value of the Trust Units may be determined by taking the weighted average trading price for the Big Rock common shares for the five (5) trading days immediately prior to the effective date of the Arrangement, as described in greater detail in the Information Circular. As this method of determining the fair market value of the Trust Units is not binding on the Canada Customs and Revenue Agency, shareholders should consult their own tax advisors.

The accompanying Information Circular contains a detailed description of the Arrangement as well as detailed information regarding Big Rock, AcquisitionCo and the Trust. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

We hope that you will be able to attend the special meeting. However, if you are unable to attend the meeting in person, please sign and date the enclosed form of proxy and mail it to the Calgary office of Valiant Trust Company, Attention: Proxy Department, so that it is received not later than 48 hours prior to the time set for the meeting. A return envelope addressed to Valiant Trust Company is enclosed for your convenience.

If you have any questions regarding the Arrangement, please contact Tim Duffin, Chief Financial Officer of Big Rock, at (403) 720-4473.

In closing, I want to once again thank you for your continued support of Big Rock and ask for your positive support for the Arrangement by proxy or at the meeting.

Yours very truly,
(signed) "Edward E. McNally" Chairman of the Board of Directors and Chief Executive Officer

BIG ROCK BREWERY LTD.

NOTICE OF SPECIAL MEETING OF
SHAREHOLDERS AND OPTIONHOLDERS

to be held on January 8, 2003

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated November 19, 2002, a special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") and holders ("Optionholders") of options ("Options") to purchase Common Shares (collectively, the "Securityholders") of Big Rock Brewery Ltd. ("Big Rock" or the "Company" or the "Corporation") will be held at the Big Rock Brewery, 5555 – 76th Avenue S.E., Calgary, Alberta at 10:00 a.m. (Calgary time) on January 8, 2003 for the following purposes:

1.

to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth as Appendix A to the accompanying Information Circular, to approve an arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta), all as more particularly set forth and described in the accompanying Information Circular;

2.

conditional upon the Arrangement Resolution being passed, to consider, and, if deemed advisable, to pass, with or without variation, a resolution, the full text of which is set forth as Appendix F to the accompanying Information Circular, to approve the adoption of a Unit Option Plan, all as more particularly set forth and described in the accompanying Information Circular; and

3.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is November 19, 2002. Only Securityholders whose names have been entered in the register of Securityholders at the close of business on that date and holders of Common Shares issued by the Company after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting; provided that, to the extent a Shareholder transfers the ownership of any Common Shares after November 19, 2002 and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by the Chairman of the Company, c/o Valiant Trust Company, at Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Pursuant to the Interim Order, registered Securityholders have the right to dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the judicially determined fair value of their Common Shares or Options, as the case may be, in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order. A dissenting Securityholder must send to the Company a written objection to the special resolution, which written objection must be received by the Chairman of the Company or the Chairman of the Meeting at or before the Meeting. A Securityholder's right to dissent is more particularly described in the Information Circular and a copy of the Interim Order and the text of Section 191 of the Business Corporations Act (Alberta) are set forth as Appendix B and H, respectively, to the accompanying Information Circular. Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise the right of dissent must make arrangements for the Common Shares beneficially owned by him or her to be registered in his or her name prior to the time the written objection to the special resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of his or her Common Shares to dissent on his behalf.

DATED at the City of Calgary, in the Province of Alberta, this 19th day of November, 2002.

BY ORDER OF THE COURT OF QUEEN'S BENCH OF ALBERTA AND THE BOARD OF DIRECTORS OF BIG ROCK BREWERY LTD.
(signed) "Edward E. McNally" Chairman of the Board of Directors and Chief Executive Officer

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9;

AND IN THE MATTER OF AN ARRANGEMENT PROPOSED BY BIG ROCK BREWERY LTD. AND 1015047 ALBERTA LTD. INVOLVING BIG ROCK BREWERY LTD., ITS SECURITYHOLDERS, 1015047 ALBERTA LTD. AND BIG ROCK BREWERY INCOME TRUST

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court"), on behalf of Big Rock Brewery Ltd. ("Big Rock") and 1015047 Alberta Ltd. ("AcquisitionCo") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9 (the "ABCA"), involving AcquisitionCo, Big Rock Brewery Income Trust (the "Trust"), Big Rock and the holders of common shares and options of Big Rock (collectively, the "Securityholders"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Big Rock dated November 19, 2002, accompanying this Notice of Petition. At the hearing of the Petition, Big Rock intends to seek:

(a)

an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(b)

a declaration that the terms and conditions of the Arrangement are fair to the holders of the outstanding common shares of Big Rock and the holders of outstanding options to acquire common shares of Big Rock, both from a substantive and a procedural point of view;

(c)

a declaration that the Arrangement will, upon the filing of the Articles of Arrangement, pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

(d)

such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the issuance of the units of the Trust to the Securityholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the Honourable Justice Rooke at The Court House, 611 – 4th Street S.W., Calgary, Alberta, Canada, on January 8, 2003 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Securityholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Securityholder or other interested party files with the Court and serves upon Big Rock, on or before 12:00 p.m. (noon) on January 7, 2003, a Notice of Intention to Appear setting out such Securityholder's or interested party's address for service and indicating whether such Securityholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service on Big Rock is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated November 19, 2002, has given directions as to the calling and holding of a special meeting of the Securityholders for the purpose of such Securityholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that such Securityholders shall have the right to dissent under the provisions of Section 191 of the ABCA upon compliance with the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Big Rock upon written request delivered to such solicitors as follows:

Davis & Company

Suite 2350, 400 – 3rd Avenue S.W.

Calgary, Alberta  T2P 4H2

Attention:

David C. Bell

DATED at the City of Calgary, in the Province of Alberta, this 19th day of November, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF BIG ROCK BREWERY LTD.
(signed) "Edward E. McNally" Chairman of the Board of Directors and Chief Executive Officer
BY ORDER OF THE BOARD OF DIRECTORS OF 1015047 ALBERTA LTD.
(signed) "Edward E. McNally" Director

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BIG ROCK BREWERY LTD.

INFORMATION CIRCULAR

Special Meeting of Securityholders
to be held on January 8, 2003

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix C to this Information Circular. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of November 19, 2002 unless otherwise specifically stated.

FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking statements. These statements relate to future events or future performance. In some cases, you can identify forward-looking statements by words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements you should specifically consider various factors, including the risks outlined under "Risk Factors". These factors may cause actual results to differ materially from any forward-looking statement. In addition, this Information Circular may contain forward-looking statements attributed to third party industry sources. You should not place undue reliance on these forward-looking statements.

Although Management believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance, or achievements cannot be guaranteed. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Big Rock is under no obligation to update publicly or otherwise revise any forward-looking information. See "Information Concerning Big Rock Brewery Ltd. – Management's Discussion and Analysis of Financial Condition and Results of Operations" and Big Rock's financial statements included as Appendix E.

INFORMATION FOR UNITED STATES SECURITYHOLDERS

The Trust Units to be issued under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"). The Trust Units will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The financial statements of the Company included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. Likewise, information concerning the operations of the Company and the Trust contained herein has been prepared in accordance with Canadian disclosure standards and is not comparable in all respects to similar information for United States companies.

Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in Canadian dollars.

United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company and the Trust are organized or settled, as applicable, under the laws of a jurisdiction outside the United States, that their officers and directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the Company, the Trust and such persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CURRENCY AND EXCHANGE RATES

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On November 19, 2002, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.6308.

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SUMMARY OF THE INFORMATION CIRCULAR

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices thereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

Big Rock Brewery Ltd.

Big Rock is a regional producer and marketer of premium quality beers, headquartered in Calgary, Alberta, Canada. The Company's products are available in draught, bottles and cans. The Company also produces and distributes cider and cooler products. Big Rock is committed to four business fundamentals:

•

consistently brewing distinctive, premium quality beers;

•

profitable growth in business operations;

•

constantly providing superior, personalized customer services; and

•

creating and sustaining strong community relationships.

Big Rock products are marketed in five provinces and three territories in Canada and in the United States. See "Information Concerning Big Rock Brewery Ltd." and Big Rock's financial statements attached hereto as Appendix E.

The Meeting

Pursuant to the Interim Order, the Meeting will be held at the Big Rock Brewery, 5555 – 76th Avenue S.E., Calgary, Alberta on January 8, 2003 at 10:00 a.m. (Calgary time) for the purpose of, among other things, Securityholders considering and, if deemed advisable, passing, with or without variation, the Arrangement Resolution approving the Arrangement. See "The Arrangement".

In addition, Shareholders will be asked to consider, and if deemed advisable, passing, with or without variation, the Unit Option Plan Resolution. See "Unit Option Plan".

Background to the Arrangement and Recommendation of the Board of Directors

In light of the increase in corporate profitability achieved by Big Rock earlier this year, management began exploring the possibility of establishing a dividend payment on the Common Shares. As part of their review process, management asked Lightyear Capital for its opinion on how this would impact Big Rock and its Shareholders. Thereafter, Lightyear began working with management to consider various alternatives for Big Rock to provide regular cash distributions to its Shareholders.

In August 2002, Lightyear Capital presented management with a proposal for Big Rock to convert to an income trust. In its proposal, Lightyear indicated that it believed that an income trust was the most tax efficient structure for Big Rock to provide a regular cash distribution to its Shareholders. Lightyear also indicated that the underlying business of Big Rock was well suited to support an income trust structure and that Big Rock would have better access to new equity capital as an income trust. Management and Lightyear then began an extensive review process of this proposal, along with legal counsel.

In September 2002, the Board considered the income trust conversion proposal that had been developed by Lightyear and management. After considering: (i) Big Rock’s business prospects; (ii) the suitability of Big Rock’s business for an income trust; (iii) the anticipated effect that the reorganization would have on the Shareholders, Optionholders and employees of Big Rock, including the anticipated income tax consequences; and (iv) the potential requirement for future equity capital to finance growth opportunities, the Board of Directors unanimously approved proceeding with the reorganization of Big Rock into an income trust.

On November 18, 2002, the Board reviewed the documentation that had been prepared by management and its advisors relating to the proposed reorganization, including the fairness opinion provided by Lightyear. The Board of Directors unanimously determined that the Arrangement is in the best interests of the Company and is fair to Securityholders, from a financial point of view, and authorized the submission of the Arrangement to Securityholders for the their approval and to the Court for the Final Order.

The Board of Directors unanimously recommends that Securityholders vote FOR the Arrangement Resolution and FOR the Unit Option Plan Resolution.

The Arrangement

The purpose of the Arrangement is to convert Big Rock from a corporate entity to a trust entity. Big Rock's premium brewery business will continue through Amalco. The Arrangement will result in Shareholders, indirectly, receiving Trust Units of the Trust in exchange for their Common Shares. The Arrangement involves a number of steps which will be deemed to occur sequentially. First, the Shareholders Rights Plan and all outstanding Rights shall be terminated and shall be of no further force or effect. Second, the authorized capital of Big Rock will be amended by the creation of the Class "A" Shares, Class "B" Shares and Class "C" Shares and Big Rock's articles will be amended accordingly. Third, each of the issued and outstanding Common Shares will be deemed to be exchanged for one Class "B" Share and one Class "C" Share and all of the previously outstanding Common Shares will be cancelled. Fourth, all of the issued and outstanding Class "B" Shares will be acquired by AcquisitionCo, a wholly-owned subsidiary of the Trust, in exchange for notes of AcquisitionCo (the "Notes") on the basis of one Note, in the amount of the Per Share Principal Amount, for every one Class "B" Share. Fifth, the Notes and Class "C" Shares will be exchanged for Trust Units of the Trust on the basis of one Trust Unit for each such Note and Class "C" Share held. Sixth, holders of Options who execute Option Cancellation Agreements will exchange their In-the-Money Settlement Amount for Notes (which will, in turn, be exchanged for Trust Units); and any Remaining Options will be exchanged with the Trust for replacement Trust Unit Options with the same vesting, exercise price and expiry date as the Options, in each case, as further described in the Plan of Arrangement.

Following these exchanges, the Trust will transfer all of the issued and outstanding AcquisitionCo Common Shares held by it to Big Rock in exchange for 100 Class "A" Shares issued from Big Rock's treasury. As a further step in the Arrangement, Big Rock and AcquisitionCo will amalgamate to form a new corporation ("Amalco") which will continue under the name of "Big Rock Brewery Ltd.". Amalco will then be wholly-owned by the Trust. See "The Arrangement - Effect of the Arrangement Upon Securityholders" and "The Arrangement - Details of the Arrangement".

The Trust will make cash distributions to Unitholders from the interest and dividend income received from Amalco, net of administrative expenses. In addition, at the discretion of the board of directors of Amalco, Unitholders may receive distributions from any redemption of Trust Units, or upon the repayment of the principal of the Notes. See "The Arrangement - Effect of the Arrangement Upon Securityholders".

Benefits of the Arrangement

The Board of Directors, in recommending the Arrangement, expects that the Arrangement will provide a number of benefits to Big Rock and its Securityholders, including the following:

(a)

as an income trust, Big Rock will be able to provide Unitholders with regular cash distributions in a more tax efficient manner than by paying dividends as a corporation;

(b)

the cash distributions will provide an attractive return to Unitholders in the current interest rate environment;

(c)

the trust structure will result in a more tax-efficient structure with the tax burden of the Company shifted from the Company to Unitholders; many Securityholders and future Unitholders are or will become "tax-exempt" such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds and deferred profit sharing plans and will therefore retain the full amount of cash distributions on a tax-deferred basis;

(d)

as an income trust, Big Rock will have better access to new equity capital that may be needed to finance future growth opportunities; and

(e)

as many Big Rock employees are also Shareholders of the Company, converting to an income trust may be viewed as a form of profit-sharing, thereby enhancing employee motivation in Big Rock's business success.

The Board of Directors does not foresee any adverse consequences arising from the Arrangement, and in particular: (i) there will be no increase in management compensation as result of the conversion to an income trust; (ii) management intends to retain a sufficient portion of the cash flow generated by the underlying business of Big Rock to finance planned ongoing capital expenditures and to maintain a cushion for potential unexpected financial requirements; (iii) the Trust Units are expected to be listed on the Toronto Stock Exchange in replacement of the listing currently held by Big Rock Common Shares; (iv) the Trust units will not be listed on NASDAQ where the Common Shares are also currently listed, however management believes that this will be a net benefit to Big Rock given the low level of trading for Big Rock Common Shares on NASDAQ and the high cost of maintaining that listing; and (v) Unitholders will have voting privileges in the Trust similar to the voting rights that they had as Shareholders of Big Rock.

Fairness Opinion

The Board of Directors of the Company asked Lightyear Capital to assess the fairness, from a financial point of view, of the Arrangement to the Securityholders. In connection with this mandate, Lightyear Capital has provided an opinion which states that, in Lightyear Capital's opinion, the Arrangement is fair, from a financial point of view, to the Securityholders. The fairness opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "Fairness Opinion" attached hereto as Appendix D.

Selected Historical Financial Information and Other Data

The following tables set forth a summary of certain historical financial information and other data of Big Rock for the dates and periods indicated that is derived from, and should be read in conjunction with, the audited consolidated financial statements for the years ended March 31, 2002, 2001 and 2000 and the related notes, the unaudited consolidated financial statements for the six months ended September 30, 2002 and 2001 and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations", all as included elsewhere in this Information Circular.

	Six Months Ended Sept. 30, 2002 (unaudited)	________Years Ended March 31st______ (audited)
		2002	2001	2000
	(thousands except per share amounts)

Sales	$21,603	$34,523	$32,238	$31,707
Cash provided by operating activities	$2,386	$2,581	$3,411	$2,435
Per Share - basic and diluted	$0.44	$0.49	$0.69	$0.52
Net Income	$1,727	$1,218	$1,353	$1,461
Per Share - basic and diluted	$0.32	$0.24	$0.29	$0.31
Total Assets	$35,971	$33,061	$31,346	$29,918
Long-term Debt(1) (including current portion)	$3,147	$3,199	$5,038	$5,874
Purchase of capital assets and cash cost of acquisitions	$978	$3,004	$1,122	$1,143

Note:

(1)

On a consolidated basis, the Trust will continue to have long-term debt owing to third parties.

The amount of cash to be distributed monthly per Unit shall be equal to a pro rata share of all amounts received by the Trust from Amalco in each month, expected to consist of interest payments and/or principal repayments on the Notes and distributions on or in respect of Trust Units, less:

(a)

costs and expenses of the Trust; and

(b)

any amounts which have become payable in cash by the Trust relating to the redemption of Units.

Distributions will be made monthly with the first payment made on February 15, 2003 (assuming an Effective Date of January 10, 2003) to holders of record on January 31, 2003. The amount and timing of distributions will be reviewed by the Board and may be adjusted from time to time to reflect the then current business conditions.

Canadian Federal Income Tax Considerations

The indirect exchange of Common Shares for Notes, and subsequently Trust Units, will constitute a disposition of the Common Shares for proceeds equal to their fair market value and acquisition of the Trust Units at an equivalent cost amount. Consequently, a holder of Common Shares that are capital property to the holder will realize a capital gain, or sustain a capital loss, equal to the amount by which the fair market value of the Trust Units exceeds, or is exceeded by, the adjusted cost base of the holder's Common Shares disposed of and any costs of making the disposition. Big Rock believes that the fair market value of the Trust Units may be considered to be the Weighted Average Trading Price. The Weighted Average Trading Price is provided for guidance purposes and is not binding on any Shareholder nor is it binding on the Canada Customs and Revenue Agency. Accordingly, Shareholders are advised to consult their own advisors regarding the tax consequences of the Arrangement.

Holders of Trust Units (who hold their Trust Units outside of a tax exempt plan such as a registered retirement savings plan) will generally be required to include in their income the proportionate share of income of the Trust, to the extent paid to them. Any amount paid to holders of Trust Units in excess of their share of Trust income (other than certain prescribed amounts) will constitute a reduction in the adjusted cost base of their Trust Units for the purposes of computing any capital gain or capital loss thereon.

The Information Circular contains a summary of the principal Canadian federal income tax considerations which relate to the Arrangement and which are generally applicable to Securityholders who are resident in Canada. See "Canadian Federal Income Tax Considerations".

This Information Circular does not contain a summary of the income tax consequences of the Arrangement on Securityholders resident outside of Canada and the United States. Securityholders who are resident in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

United States Federal Income Tax Considerations

The indirect exchange of Common Shares for Trust Units pursuant to the Arrangement should constitute a non-taxable exchange for Shareholders who are United States persons.

The Trust will be treated as a corporation for United States federal income tax purposes. Holders of Trust Units who are United States persons will be required to include in gross income as ordinary income the gross amount of any distribution, including any Canadian taxes withheld, to the extent the distribution does not exceed the current or accumulated earnings and profits of the Trust as calculated for U.S. tax purposes.

The Information Circular contains a summary of the material United States federal income tax considerations which relate to the Arrangement and which are generally applicable to Shareholders who are U.S. persons.  See "United States Federal Income Tax Considerations".

Big Rock Income Trust

The Trust is, for Canadian tax purposes, an open-ended investment trust governed by the laws of the Province of Alberta created pursuant to the Trust Indenture. The Trust was established for the purposes of, among other things, investing in securities of AcquisitionCo and Amalco, or any of its subsidiaries, to fund the brewing business. The Unitholders will be the sole beneficiaries of the Trust.

The Trust will permit Unitholders to participate in the cash flow from Amalco's business to the extent such cash flow is distributed by the Trustee. See "Information Concerning Big Rock Brewery Income Trust".

The Trust will not be managed by a third party manager. The Trust and Amalco will be managed by the existing Board of Directors and management of Big Rock pursuant to the Administration Agreement. See "Information Concerning Big Rock Brewery Income Trust".

1015047 Alberta Ltd.

AcquisitionCo is a wholly-owned subsidiary of the Trust and was incorporated under the ABCA to participate in the Arrangement, including creating and issuing the Notes required for implementing the Arrangement. Pursuant to the Arrangement, AcquisitionCo will amalgamate with the Company and continue as one corporation under the name "Big Rock Brewery Ltd.", which will be wholly-owned by the Trust. See "Information Concerning 1015047 Alberta Ltd.".

Amalco

Pursuant to the Arrangement, Amalco is created upon the amalgamation of the Company and AcquisitionCo and will continue to operate as a premium brewing company. After the Arrangement, the Trust will own all of the issued and outstanding Amalco Class "A" Shares, Amalco Class "C" Shares and Notes. See "Information Concerning Amalco". Pursuant to the Administration Agreement, the Board of Directors of Amalco has generally been delegated the significant administrative functions of the Trust. The Board of Directors of Amalco will supervise the management of the business and affairs of the Trust, including the business and affairs of the Trust delegated to Amalco. See "Information Concerning Big Rock Brewery Income Trust - Delegation of Authority, Administration and Trust Governance".

Securityholder Approval

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by holders of Common Shares and holders of Options, each voting separately as a class, either in person or by proxy, at the Meeting of the Securityholders.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board of Directors, without further notice to or approval of the Securityholders, subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement and Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

If the Arrangement Resolution is passed, Shareholders will be requested to consider, and if thought fit, to pass a resolution approving the Unit Option Plan for employees, officers, directors and consultants of the Trust and its subsidiaries enabling such persons to acquire options to purchase Units. The Unit Option Plan Resolution must be passed by at least a majority of the votes cast thereon at the Meeting. See "Unit Option Plan Resolution" and "Unit Option Plan" as Appendix F and G, respectively.

Dissenting Securityholder Rights

The Interim Order provides that, if the Arrangement Resolution is approved and the Arrangement is completed, each registered Securityholder will have the right to dissent and to have his or her Securities cancelled in exchange for a cash payment from Big Rock equal to the fair value of his or her Securities as of the day before the Meeting. In order to validly dissent, any such registered Securityholder must not vote any of his or her Securities in favour of the Arrangement Resolution, must provide Big Rock with written objection to the Arrangement at or before the Meeting and must otherwise comply with the dissent procedures provided under the Interim Order. See "Rights of Dissent".

Regulatory Approvals

The Arrangement requires the approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. It is anticipated that Big Rock or the Trust, as appropriate, will have made application to all such authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement. There is no assurance that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to Big Rock and the Trust.

The Arrangement is conditional upon the Trust Units issued in connection with the Arrangement being approved for listing on the TSX. The TSX has conditionally approved the listing of the Trust Units that may be issued pursuant to the Arrangement, subject to compliance with the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to the Trust fulfilling all of the requirements of the TSX. As soon as possible following the Effective Date, the Common Shares will be delisted from the TSX and from NASDAQ. Upon completion of the Arrangement, the Trust Units will not be listed on NASDAQ. See "The Arrangement - Regulatory Approvals - Stock Exchange Listings".

Court Approval

Subject to the terms of the Arrangement Agreement and if the Arrangement Resolution is approved at the Meeting in the manner required by the Interim Order, the Company will make application to the Court for the Final Order at The Court House, 611 - 4th Street S.W., Calgary, Alberta, on January 8, 2003 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. On the application, the Court will consider the fairness of the Arrangement. See "The Arrangement - Procedure for the Arrangement Becoming Effective".

Structure of the Trust after the Arrangement

Unitholders(1)
Cash Distributions
Trust
Cashflow(3)
Investment(4)
Amalco(2)

Notes:

(1)

Upon completion of the Arrangement, the Unitholders will own 100% of the Trust.

(2)

Amalco will be the resulting entity upon the amalgamation of Big Rock and AcquisitionCo. The amalgamation will occur pursuant to the Arrangement on the Effective Date. See "Information Concerning Big Rock Brewery Ltd." for a description of the Big Rock operating entities.

(3)

Cash flow represents payments made by Amalco to the Trust in respect of interest and/or principal payments on the Notes. In addition to such payments, dividend income may also be paid from Amalco to the Trust.

(4)

The Trust may invest repayments of principal on the Notes in securities of Amalco to enable Amalco to make capital expenditures.

For details on the relationships between these entities, see "The Arrangement – Effect of the Arrangement on Securityholders". For a discussion regarding the Big Rock operating entities, see "Information Concerning Big Rock Brewery Ltd.".

GLOSSARY OF TERMS

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"AcquisitionCo" means 1015047 Alberta Ltd., a corporation incorporated under the ABCA and which is wholly-owned by the Trust;

"AcquisitionCo Common Shares" means the common shares in the capital of AcquisitionCo having rights substantially the same as the rights attaching to the Big Rock Brewery Ltd. Common Shares, as more particularly described under "Information Concerning Big Rock Brewery Ltd.";

"Administration Agreement" means the administrative services agreement between the Administrator and the Trustee, for and on behalf of the Trust, dated as of the 18th day of November, 2002, as amended or supplemented from time to time;

"Administrator" means Big Rock and all successors and permitted assigns thereof;

"Affiliate" or "Associate" when used to indicate a relationship with a person or company, means the same as set forth in the Securities Act (Alberta);

"Aggregate Note Amount" means an amount equal to the sum of: (i) the Per Share Principal Amount multiplied by the number of Common Shares outstanding immediately prior to the Effective Time; plus (ii) the cumulative amount of all In-the-Money Settlement Amounts paid to Optionholders in Trust Units;

"Amalco" means the corporation which will result from the amalgamation of the Company and AcquisitionCo pursuant to the Arrangement and which will continue the premium brewery business of the Company following the Arrangement;

"Amalco Class "A" Shares" means the class "A" voting common shares in the capital of Amalco, as more particularly described under "Information Concerning Amalco";

"Amalco Class "B" Shares" means the class "B" non-voting, retractable common shares in the capital of Amalco, as more particularly described under "Information Concerning Amalco";

"Amalco Class "C" Shares" means the class "C" voting, redeemable, retractable preferred shares in the capital of Amalco, as more particularly described under "Information Concerning Amalco";

"Amalco Common Shares" means common shares in the capital of Amalco, having rights substantially the same as the rights attaching to the Common Shares, as more particularly described under "Information Concerning Amalco";

"Amalco Preferred Shares" means the preferred shares in the capital of Amalco, as more particularly described under "Information Concerning Amalco";

"Amalgamation" means the amalgamation of Big Rock and AcquisitionCo pursuant to the Arrangement;

"Arrangement" means the arrangement under Section 193 of the ABCA involving, among other things, the exchange of Class "B" Shares for Notes, the exchange of such Notes and Class "C" Shares for Trust Units of the Trust and the amalgamation of the Company and AcquisitionCo, all as more particularly set forth in the Plan of Arrangement;

"Arrangement Agreement" means the agreement dated November 19, 2002 between the Company, AcquisitionCo and the Trust pursuant to which such parties have proposed to implement the Arrangement, which agreement is attached as Appendix C to this Information Circular, and any amendment thereto;

"Arrangement Resolution" means the special resolution of the Securityholders in substantially the form attached as Appendix A to this Information Circular to be considered and voted upon by the Shareholders and Optionholders at the Meeting;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted;

"Big Rock Subsidiaries" means Big Rock (Sask.) Ltd., Whistler Brewing Company Ltd., 607313 B.C. Ltd. (operating as Bowen Island Brewing Company), Mountain View Brewing Company Ltd., Bear Brewing Company Ltd., and Bear View Developers Ltd.;

"Board of Directors" or "Board" means the board of directors of the Company or the board of directors of Amalco, as the context requires;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Certificate of Arrangement" means the certificate or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA in respect of the Articles of Arrangement;

"Class "A" Shares" means the to be created class "A" voting common shares in the capital of Big Rock having the rights, restrictions and privileges as set out in Schedule B to the Plan of Arrangement;

"Class "B" Shares" means the to be created class "B" non-voting, retractable common shares in the capital of Big Rock having the rights, restrictions and privileges as set out in Schedule B to the Plan of Arrangement;

"Class "C" Shares" means the to be created class "C" voting, redeemable, retractable preferred shares in the capital of Big Rock having the rights, restrictions and privileges as set out in Schedule B to the Plan of Arrangement;

"Common Shares" means common shares in the capital of the Company;

"Company" or "Corporation" or "Big Rock" means Big Rock Brewery Ltd. and, as the context requires, its wholly-owned subsidiaries;

"Court" means the Court of Queen's Bench of Alberta;

"Dissenting Options" means all Options which are deemed to have been cancelled on the Effective Date in accordance with the provisions of paragraph 4.1 of the Plan of Arrangement;

"Dissenting Optionholders" means registered holders of Options who validly exercise the rights of dissent provided to them under the Interim Order;

"Dissenting Securities" means the Dissenting Shares and the Dissenting Options;

"Dissenting Securityholders" means the Dissenting Shareholders and the Dissenting Optionholders;

"Dissenting Shareholders" means registered holders of Common Shares who validly exercise the rights of dissent provided to them under the Interim Order;

"Dissenting Shares" means all Common Shares which are deemed to have been cancelled on the Effective Date in accordance with the provisions of paragraph 4.1 of the Plan of Arrangement;

"Distributable Income" means all amounts distributed or to be distributed in accordance with the Trust Indenture during any applicable period to Unitholders;

"Distribution Date" means a date on which the Trustee is required to make a distribution of Distributable Income, which date shall be the 15th day of the month following each Distribution Record Date or, if any such day is not a Business Day, the next following Business Day or such other dates determined from time to time by the Trustee;

"Distribution Record Date" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day of the month is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

"EBITDA" means net income before interest expense, income taxes and amortization. EBITDA is a metric used by many investors to compare companies on the basis of ability to generate cash from operations. It is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles or to represent cash available for distribution. EBITDA may not be comparable to similarly titled amounts reported by other companies. EBITDA can be determined from Big Rock's financial statements included as Appendix E by adding back interest, income tax expense and amortization to net income;

"Effective Date" means the date shown on the Certificate of Arrangement;

"Effective Time" means the time on the Effective Date that the Certificate of Arrangement is issued;

"Exercise Price" means the price per Common Share at which an Optionholder may purchase Common Shares pursuant to its Options;

"Fairness Opinion" means the fairness opinion provided by Lightyear Capital, which is attached as Appendix D to this Information Circular;

"Final Order" means the order of the Court approving the Arrangement to be applied for following the Meeting pursuant to the provisions of paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Holder" or "Shareholder" means a registered holder of Common Shares immediately prior to the Effective Date or any person who surrenders to the Transfer Agent certificates representing Common Shares duly endorsed for transfer to such person;

"Information Circular" means this information circular and all appendices attached hereto;

"Initial Permitted Securities" means any equity or debt securities, or rights thereto, authorized or issued from time to time by AcquisitionCo and any successor to AcquisitionCo (including, without limitation, Amalco) including, without limitation, the AcquisitionCo Common Shares, Amalco Common Shares, Amalco Class "A" Shares, Amalco Class "B" Shares, Amalco Class "C" Shares and Notes;

"Initial Trust Units" means the 10 Trust Units issued in connection with the formation and settling of the Trust;

"Interim Order" means the order of the Court dated November 19, 2002 under Section 193 of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of the Company therefor, a copy of which order is attached as Appendix B to this Information Circular, including any amendments or modifications thereto;

"In-the-Money Options" means Options which are exercisable, at the relevant time, at less than the then current trading price of the Common Shares on the TSX;

"In-the-Money Settlement Amount" means the payment in Trust Units to be made to an Optionholder pursuant to a Option Cancellation Agreement, such payment to be the aggregate of the product of the number of Common Shares the Optionholder is entitled to purchase pursuant to an Option agreement multiplied by the difference between the Exercise Price and the Option Market Price;

"In-the-Money Settlement Amount Exchange Ratio" means the number of Notes to be issued to the Optionholder in exchange for the In-the-Money Settlement Amount Right, which shall be equal to one Note in an amount equal to the Weighted Average Trading Price for every one Common Share which the Optionholder would have been able to purchase at the Option Market Price for the In-the-Money Settlement Amount;

"In-the-Money Settlement Amount Right" means the right to receive the In-the-Money Settlement Amount in Notes pursuant to the In-the-Money Settlement Amount Exchange Ratio;

"Letter of Transmittal" means the letter of transmittal to be completed by Shareholders to effect the exchange of Common Shares for Trust Units;

"Lightyear Capital" or "Lightyear" means Lightyear Capital Inc., exclusive financial advisor to the Company;

"Meeting" means the special meeting of the Securityholders to be held on January 8, 2003 and any adjournment(s) thereof to consider and to vote on, among other things, the Arrangement Resolution and the Unit Option Plan Resolution;

"Non-Resident" means a non-resident of Canada within the meaning of the Tax Act;

"Note Indenture" means the trust indenture providing for the issuance of the Notes to be dated the Effective Date and made between AcquisitionCo and Valiant Trust Company, as trustee;

"Note Trustee" means Valiant Trust Company, or its successor as trustee under the Note Indenture;

"Notes" means the 14% unsecured subordinated promissory notes of AcquisitionCo issuable pursuant to the Arrangement having substantially the terms as set forth in Schedule A to the Plan of Arrangement;

"Notice of Meeting" means the notice of the Meeting of the Securityholders which accompanies this Information Circular;

"Notice of Petition" means the notice of petition by the Company and AcquisitionCo to the Court for the Final Order which accompanies this Information Circular;

"Option Cancellation Agreement" means the agreement entered into prior to the Effective Time between Big Rock, the Trust, AcquisitionCo and each of the Optionholders which provide for the payment of the In-the-Money Settlement Amount in consideration of the surrender by the Optionholder of Options;

"Option Market Price" means the Weighted Average Trading Price;

"Option Plan" means Big Rock's Stock Option Plan, or any of its predecessor plans;

"Options" means the outstanding options to purchase Common Shares granted pursuant the Option Plan;

"Optionholders" means holders from time to time of Options;

"Permitted Investments" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Per Share Principal Amount" means the Weighted Average Trading Price, less $0.0001;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Plan of Arrangement" means the plan of arrangement set forth as Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular, and any amendment or variation thereto;

"pro rata share" of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

"Record Date" means the close of business on November 19, 2002;

"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

"Remaining Options" means any Option which is not subject to an Option Cancellation Agreement and which, pursuant to the Arrangement, will be exchanged for replacement Trust Unit Options, having substantially the same terms as the Options;

"Reorganization" means the reorganization of the Company into an income trust structure as contemplated by the Arrangement Agreement and the Plan of Arrangement;

"Rights" means the rights to acquire Common Shares pursuant to the Shareholder Rights Plan;

"Securities" means, collectively, the Common Shares and Options;

"Securityholders" means, collectively, the holders from time to time of Common Shares and Options;

"Settled Amount" means the aggregate amount of one hundred dollars ($100) in lawful money of Canada paid by the settlor of the Trust to the Trustee for the purpose of settling the Trust;

"Shareholder Agreement" means the shareholder agreement to be entered into as of the Effective Date between Amalco and the Trustee, as trustee for and on behalf of the Trust;

"Shareholder Rights Plan" means the shareholder rights plan adopted by Big Rock pursuant to a shareholder rights plan agreement dated June 7, 1994 between Big Rock and R-M Trust Company, as amended;

"Shareholders" means the holders from time to time of Common Shares;

"Subsequent Investments" means those investments which the Trust is permitted to make pursuant to the Trust Indenture, namely securities of Amalco or any other subsidiary of the Trust and securities of any other entities including, without limitation, bodies corporate, partnerships or trusts, and any other investment or property described in paragraph 132(6)(b) of the Tax Act (including, without limitation, any investment or property acquired directly or indirectly from the issue of Trust Units);

"Subsidiary" means, when used to indicate a relationship with another body corporate:

(a)

a body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

(b)

a  subsidiary of a body corporate that is the other's subsidiary;

and, in the case of the Trust, shall include AcquisitionCo and, as the context requires, Amalco;

"Tax Act" means the Income Tax Act (Canada), and the regulations enacted thereunder;

"Transfer Agent" means Valiant Trust Company, in respect of both the Common Shares (effective December 1, 2002) and the Trust Units, at its offices in Calgary, Alberta and at the offices of its sub-agent in Toronto, Ontario;

"Trust" means Big Rock Brewery Income Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"Trustee" means Valiant Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Indenture" means the trust indenture dated as of November 18, 2002 between Valiant Trust Company, Big Rock and 1015068 Alberta Ltd. as the settlor;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"Trust Unit Option" means an option issued by the Trust to purchase Trust Units, which will entitle the holder of such option, to purchase Trust Units on the same terms as such holder may have purchased Common Shares under its Option Agreement;

"Trust Unitholders" or "Unitholders" means the holders from time to time of the Trust Units;

"TSX" means The Toronto Stock Exchange;

"United States" or "U.S." means the United States of America and its territories and possessions; and

"Weighted Average Trading Price" shall be determined by dividing: (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Common Shares sold on the TSX during such period.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, telecopy or oral communication by directors, officers, employees or agents of the Company who may be remunerated therefor. All costs of the solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the enclosed forms of proxy are directors or officers of the Company. A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at the Meeting other than the Persons designated in the accompanying forms of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the Chief Financial Officer of the Company, c/o Valiant Trust Company, Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, Attention: Proxy Department. A form of proxy must be received by Valiant Trust Company at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the applicable Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company on or before the last Business Day preceding the day of the Meeting or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered Securityholder attends personally at the Meeting, such Securityholder may revoke the proxy and vote in person.

The Board of Directors has fixed the Record Date for the Meeting as at the close of business on November 19, 2002. Securityholders of the Company of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent such Shareholder transfers any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than ten (10) days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the applicable Meeting.

Signature of Proxy

The forms of proxy must be executed by the Securityholder or his attorney authorized in writing or, if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

Exercise of Discretion of Proxy

The Persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. In the absence of such direction, such Securities will be voted in favour of the matters to be acted upon at the Meeting.

The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities

As at September 30, 2002, 5,400,156 Common Shares and 622,800 Options were issued and outstanding. Information concerning the principal holders of Common Shares and Options is found under the heading "Interests of Certain Persons in the Arrangement and the Intentions of Such Persons".

The Interim Order provides that the Arrangement Resolution is required to be approved by at least 66 2/3% of the votes cast by Shareholders and Optionholders, each voting separately as a class, present in person or by proxy at the Meeting. All other matters for which Shareholder approval is being sought are required to be approved by a majority of the votes cast by Shareholders present in person or by proxy at the Meeting.

If the Arrangement Resolution is passed, Shareholders will be requested to consider, and if thought fit, to pass a resolution approving the Unit Option Plan for employees, officers, directors and consultants of the Trust and its subsidiaries enabling such persons to acquire options to purchase Trust Units. The Unit Option Plan Resolution must be passed by at least a majority of the votes cast thereon at the Meeting. See "Unit Option Plan Resolution" and "Unit Option Plan" as Appendix F and G, respectively.

Voting - Advice to Beneficial Holders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who did not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Holders") should note that proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders thereof can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. The Company does not know for whose benefit the securities registered in the names of CDS & Co. are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting their securities in person or by way of proxy.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC mails a scanable voting instruction form in lieu of the form of proxy. Beneficial Holders are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, a Beneficial Holder can call their toll-free telephone number to vote its Securities. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Securities to be represented at the meeting. If a Beneficial Holder receives a voting instruction form from IICC it cannot be used as a proxy to vote Securities directly at the Meeting as the proxy must be returned to IICC well in advance of the Meeting in order to have the Securities voted.

If you are a Beneficial Holder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

THE ARRANGEMENT

Background to the Arrangement

In light of the increase in corporate profitability achieved by Big Rock earlier this year, management began exploring the possibility of establishing a dividend payment on the Common Shares. As part of their review process, management asked Lightyear Capital for its opinion on how this would impact Big Rock and its Shareholders. Thereafter, Lightyear began working with management to consider various alternatives for Big Rock to provide regular cash distributions to its Shareholders.

In August 2002, Lightyear Capital presented management with a proposal for Big Rock to convert to an income trust. In its proposal, Lightyear indicated that it believed that an income trust was the most tax efficient structure for Big Rock to provide a regular cash distribution to its Shareholders. Lightyear also indicated that the underlying business of Big Rock was well suited to support an income trust structure and that Big Rock would have better access to new equity capital as an income trust. Management and Lightyear then began an extensive review process of this proposal, along with legal counsel.

In September 2002, the Board considered the income trust conversion proposal that had been developed by Lightyear and management. After considering: (i) Big Rock’s business prospects; (ii) the suitability of Big Rock’s business for an income trust; (iii) the anticipated effect that the reorganization would have on the Shareholders, Optionholders and employees of Big Rock, including the anticipated income tax consequences; and (iv) the potential requirement for future equity capital to finance growth opportunities, the Board of Directors unanimously approved proceeding with the reorganization of Big Rock into an income trust.

On November 18, 2002, the Board reviewed the documentation that had been prepared by management and its advisors relating to the proposed reorganization, including the fairness opinion provided by Lightyear. The Board of Directors unanimously determined that the Arrangement is in the best interests of the Company and is fair to Securityholders, from a financial point of view, and authorized the submission of the Arrangement to Securityholders for the their approval and to the Court for the Final Order.

The Board of Directors unanimously recommends that Securityholders vote FOR the Arrangement Resolution and FOR the Unit Option Plan Resolution.

Benefits of the Arrangement

The Board of Directors, in recommending the Arrangement, expects that the Arrangement will provide a number of benefits to Big Rock and its Securityholders, including the following:

(c)

as an income trust, Big Rock will be able to provide Unitholders with regular cash distributions in a more tax efficient manner than by paying dividends as a corporation;

(d)

the cash distributions will provide an attractive return to Unitholders in the current interest rate environment;

(e)

the trust structure will result in a more tax-efficient structure with the tax burden of the Company shifted from the Company to Unitholders; many Securityholders and future Unitholders are or will become "tax-exempt" such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds and deferred profit sharing plans and will therefore retain the full amount of cash distributions on a tax-deferred basis;

(f)

as an income trust, Big Rock will have better access to new equity capital that may be needed to finance future growth opportunities; and

(g)

as many Big Rock employees are also shareholders of the Company, converting to an income trust may be viewed as a form of profit-sharing, thereby enhancing employee motivation in Big Rock's business success.

The Board of Directors does not foresee any adverse consequences arising from the Arrangement, and in particular: (i) there will be no increase in management compensation as result of the conversion to an income trust; (ii) management intends to retain a sufficient portion of the cash flow generated by the underlying business of Big Rock to finance planned ongoing capital expenditures and to maintain a cushion for potential unexpected financial requirements; (iii) the Trust Units are expected to be listed on the Toronto Stock Exchange in replacement of the listing currently held by Big Rock Common Shares; (iv) the Trust units will not be listed on NASDAQ where the Common Shares are also currently listed, however management believes that this will be a net benefit to Big Rock given the low level of trading for Big Rock Common Shares on NASDAQ and the high cost of maintaining that listing; and (v) Unitholders will have voting privileges in the Trust similar to the voting rights that they had as Shareholders of Big Rock.

Effect of the Arrangement Upon Securityholders

Upon completion of the Arrangement, the Company will have amalgamated with AcquisitionCo to form Amalco, which will be a wholly-owned subsidiary of the Trust, and the former Shareholders (other than Dissenting Shareholders) will be holders of Trust Units. Each former Shareholder will receive, indirectly, for every one (1) Common Share held on the Effective Date, one (1) Trust Unit and each Optionholder will receive either the in-the-money value of their Options in the form of Trust Units or will receive replacement Trust Unit Options.

Upon completion of the Arrangement, Amalco will continue to carry on the premium brewing business currently carried on by the Company. The Trust anticipates making monthly cash distributions to Trust Unitholders commencing February 15, 2003. The amount of cash to be distributed annually per Trust Unit will be equal to a pro rata share of interest on the Notes and dividends on or in respect of Amalco shares received by the Trust, net of administrative expenses and other obligations of the Trust. In addition, Unitholders may, at the discretion of the board of directors of Amalco, receive distributions in respect of repayments of principal on the Notes made by Amalco to the Trust. Amalco may apply or set aside some or all of its cash flow for capital expenditures or other purposes prior to making any distributions to the Trust in the form of principal repayments on the Notes or dividends on the Amalco shares. The amount and timing of distributions will be reviewed by the Board of Directors and may be adjusted from time to time to reflect the current business conditions. See "Information Concerning Big Rock Brewery Income Trust – Cash Distributions".

The following sets forth the flow of cash from Amalco to the Trust and from the Trust to Unitholders following the completion of the Arrangement:

Notes:

(1)

Upon completion of the Arrangement, the Unitholders will own 100% of the Trust.

(2)

Amalco will be the resulting entity upon the amalgamation of Big Rock and AcquisitionCo. The amalgamation will occur pursuant to the Arrangement on the Effective Date. See "Information Concerning Big Rock Brewery Ltd." for a description of the Big Rock operating entities.

(3)

Cash flow represents payments made by Amalco to the Trust in respect of interest and/or principal payments on the Notes. In addition to such payments, dividend income may also be paid from Amalco to the Trust.

(4)

The Trust may invest repayments of principal on the Notes in securities of Amalco to enable Amalco to make capital expenditures.

For additional information respecting the Trust and Amalco please refer to "Information Concerning Big Rock Brewery Income Trust" and "Information Concerning Amalco".

Management Arrangements

The Trust will not be managed by a third party manager. Following completion of the Arrangement, the Trust and Amalco will be managed by the existing Board of Directors and management of Big Rock. The Trustee, on behalf of the Trust, and Amalco will enter into the Administration Agreement pursuant to which Amalco will provide certain administrative services to the Trust.  See also "Information Concerning Big Rock Brewery Income Trust – Delegation of Authority, Administration and Trust Governance".

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix C to this Information Circular.

Arrangement Agreement

The Company, AcquisitionCo and the Trust have entered into the Arrangement Agreement which provides for implementation of the Arrangement pursuant to Section 193 of the ABCA. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Company, AcquisitionCo and the Trust and various conditions precedent, both mutual and with respect to each corporation and the Trust, to the implementation of the Arrangement. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement in the form prescribed by the ABCA and related documents with the Registrar and the issuance of the Certificate of Arrangement. On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

the Shareholder Rights Plan and all outstanding Rights shall be terminated and be of no further force or effect;

(b)

the authorized capital of Big Rock will be amended by the creation of the Class "A" Shares, Class "B" Shares and Class "C" Shares and the Articles of Big Rock will be amended accordingly;

(c)

each of the issued Common Shares (other than Common Shares held by Dissenting Shareholders) will be deemed to be exchanged for one Class "B" Share and one Class "C" Share and all of the previous outstanding Common Shares will be cancelled;

(d)

all of the rights, title and interests of Shareholders in the Class "B" Shares shall be transferred to AcquisitionCo in exchange for Notes on the basis of one Note in the Per Share Principal Amount for every one Class "B" Share held, resulting in the acquisition by AcquisitionCo of all of the issued and outstanding Class "B" Shares;

(e)

all of the rights, title and interests of former Shareholders in the Notes and Class "C" Shares shall be transferred to the Trust in exchange for Trust Units on the basis of one Trust Unit for each Note and Class "C" Share held, resulting in the acquisition by the Trust of all of the issued and outstanding Notes and Class "C" Shares;

(f)

all rights, title and interests of former Optionholders who have executed an Option Cancellation Agreement (other than Dissenting Optionholders) which results in an In-the-Money Settlement Amount Right shall have such right exchanged with AcquisitionCo for Notes on the basis of the In-the-Money Settlement Amount Exchange Ratio which shall, in turn, be transferred to the Trust in exchange for Trust Units on the basis of one Trust Unit for each Note. Any Remaining Options (other than Remaining Options held by a Dissenting Optionholder) which are not subject to an Option Cancellation Agreement and which have not, as at the Effective Time, been exercised by the Optionholder, will be deemed to have been exchanged for replacement Trust Unit Options;

(g)

each issued and outstanding AcquisitionCo Common Share shall be deemed to be transferred from the Trust to Big Rock in exchange for 100 Class "A" Shares issued from Big Rock's treasury;

(h)

the Company and AcquisitionCo shall be amalgamated and continue as one corporation, and:

(i)

all of the issued and outstanding Class "B" Shares, all of which shall then be held by AcquisitionCo, shall be and shall be deemed to be cancelled without any repayment of capital;

(ii)

all of the issued and outstanding AcquisitionCo Common Shares, all of which shall then be held by Big Rock, shall be and shall be deemed to be cancelled without any repayment of capital; and

(iii)

the name of Amalco shall be "Big Rock Brewery Ltd." and the articles of amalgamation for Amalco shall be the same as the amended articles of incorporation of Big Rock.

All Common Shares held by Dissenting Shareholders who exercise their right of dissent shall, if the Dissenting Shareholder is ultimately entitled to be paid the fair value therefor, be deemed to be transferred to the Company on the Effective Date in exchange for such fair value or will, if such Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be transferred to the Trust on the Effective Date in exchange for Trust Units on the same basis as all other Shareholders pursuant to the Arrangement. See "Rights of Dissent".

Upon completion of the Arrangement, the Trust will be the holder of all of the issued and outstanding Amalco Class "A" Shares, Amalco Class "C" Shares and Notes.

For details respecting the terms of the Amalco Common Shares, Amalco Class "A" Shares, Amalco Class "B" Shares, Amalco Class "C" Shares, Notes and Trust Units, see "Information Concerning Amalco" and "Information Concerning Big Rock Brewery Income Trust".

Conditions to the Arrangement

The respective obligations of the Company, AcquisitionCo and the Trust to complete the Arrangement are subject to a number of conditions which must be satisfied or waived on or before the Effective Date. These conditions are set forth in the Arrangement Agreement and include:

(i)

the Arrangement Resolution shall have been approved at the Meeting by not less than 66 2/3% of the votes cast by the Securityholders in accordance with the Interim Order and any applicable regulatory requirements;

(j)

the Final Order shall have been obtained in form and substance satisfactory to the Company, AcquisitionCo and the Trust, acting reasonably, not later than January 31, 2003 or such later date as the parties may agree;

(k)

the Arrangement shall have become effective on or before January 31, 2003;

(l)

the Articles of Arrangement and all necessary related documents filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of AcquisitionCo, the Company and the Trust, acting reasonably and shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(m)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order, which if enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, or there shall not be in force any order or decree of any such entity that:

(i)

makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii)

results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; or

(iii)

imposes or confirms material limitations on the ability of the Trust effectively to exercise full rights of ownership of the securities of Amalco, including, without limitation, the right to vote any such securities;

(n)

there will have been no material change with respect to the income tax laws or policies of Canada which would have a material adverse effect on the proposed reorganization of the Company as contemplated by the Arrangement;

(o)

arrangements satisfactory to the Company, AcquisitionCo and the Trust shall have been made to ensure that all outstanding Options shall have been surrendered, exercised, exchanged or terminated;

(p)

all necessary third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained, including, without limitation, consents and approvals from the Company's principal lenders;

(q)

there shall not as of the Effective Date, be Securityholders that hold in excess of 5% of all Common Shares and Options that have validly exercised their rights of dissent under the Interim Order; and

(r)

the approval of the TSX to the conditional substitutional listing of the Trust Units to be issued pursuant to the Arrangement shall have been obtained, subject only to the filing of required documents.

There is no assurance that the above conditions will be satisfied or waived on a timely basis.

Upon the conditions being fulfilled or waived, the Company intends to cause a copy of the Final Order and the Articles of Arrangement to be filed with the Registrar under the ABCA, together with such other materials as may be required by the Registrar.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Plan of Arrangement and the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A for the text of the Arrangement Resolution.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(s)

the Arrangement must be approved by Securityholders in the manner set out in the Interim Order;

(t)

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties;

(u)

the Arrangement must be approved by the Court pursuant to the Final Order; and

(v)

the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast by Shareholders and Optionholders, voting as separate classes, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

All other matters to be voted on at the Meeting, including the Unit Option Plan Resolution, must be approved by a majority of the votes cast by Shareholders who vote in respect of such matters, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On November 19, 2002, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Securityholders at the Meeting in the manner required by the Interim Order, the Company will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for Wednesday, January 8, 2003 at 2:00 p.m. (Calgary time), or so soon thereafter as counsel may be heard, at The Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon the Company a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before 12:00 p.m. (noon) on January 7, 2003 setting out such Securityholder's or other interested party's address for service by ordinary mail and indicating whether such Securityholder or other interested party intends to support or oppose the Application or make submissions. Service of such notice shall be effected by service upon the solicitors for the Company, Davis & Company, Suite 2350, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: David C. Bell. See "Notice of Petition".

The Company has been advised by its counsel, Davis & Company, that the Court has broad discretion under the ABCA when making orders with respect to an arrangement and that the Court will consider, among other things, the fairness of the Arrangement to the Securityholders (and any other interested party as the Court determines appropriate) both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Company, AcquisitionCo or the Trust may determine not to proceed with the Arrangement.

The issue of Trust Units in exchange for Common Shares and Options pursuant to the Arrangement will not be registered under the provisions of the United States Securities Act of 1933, as amended (the "1933 Act"), in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court has been advised that the Company will rely on the Section 3(a)(10) exemption based on the Court's approval of the Arrangement.

Regulatory Approvals

The Arrangement requires the approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. The Company or the Trust will have made application to such authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement. There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to the Company and the Trust.

Notice of the proposed Arrangement will be submitted by Big Rock and the Trust to the Quebec Securities Commission. Completion of the Arrangement is subject to the approval of the Quebec Securities Commission.

Stock Exchange Listings

The Arrangement is conditional upon the Trust Units issued in connection with the Arrangement being approved for listing on the TSX. As such, the Trust has applied to list the Trust Units on the TSX. The TSX has conditionally approved the listing of the Trust Units that may be issued pursuant to the Arrangement, subject to compliance with the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to the Trust fulfilling all of the requirements of the TSX. Following the Effective Date, the Common Shares will be delisted from the TSX and from NASDAQ. Upon completion of the Arrangement, the Trust Units will not be listed on NASDAQ.

Treatment of Options to Purchase Common Shares

Pursuant to the Option Plan, there are presently outstanding Options to purchase 599,350 Common Shares at exercise prices ranging from a low of $4.50 to a high of $7.60 (and an average of $5.84), with all such Options being fully vested. The Options are held by various directors, officers, consultants and employees of Big Rock.

At its November 18, 2002 meeting, the Board resolved to allow holders of Options, who so choose, to receive, in lieu of the Common Shares which the holder would be entitled to receive, the in-the-money value of their Options (the "In-the-Money Settlement Amount"), being a payment of the in-the-money value of their Options in Trust Units. Optionholders who wish to receive the In-the-Money Settlement Amount will, prior to the Effective Time, be required to enter into an agreement (an "Option Cancellation Agreement") which will specify the number of options (the "Subject Options") the holder wishes to be subject to the Trust Unit payment. The Option Cancellation Agreement will provide, at the Effective Time, for the surrender of all Subject Options in consideration of the In-the-Money Settlement Amount. As the Option Cancellation Agreement will be operative only as at the Effective Time, an Optionholder may choose to have some or all Common Shares, on a fully-vested basis, subject to such agreement. The In-the-Money Settlement Amount will be the aggregate of the product obtained when the number of Common Shares which may be purchased by the holder pursuant to the Subject Options is multiplied by the difference between the Option Market Price and the exercise price payable by the Optionholders to purchase Common Shares pursuant to the Subject Options (the "Exercise Price"). An Optionholder who enters into an Option Cancellation Agreement will not be entitled to exercise the Subject Options and receive Common Shares. In the event the Reorganization should not occur, all Option Cancellation Agreements will be terminated and be of no further effect.

The Plan of Arrangement provides those Optionholders who have entered into an Option Cancellation Agreement with the right (the "In-the-Money Settlement Amount Right") to receive the In-the-Money Settlement Amount in Trust Units. The In-the-Money Settlement Amount will be exchanged for such number of Notes resulting when such Optionholder's In-the-Money Settlement Amount is divided by the Option Market price.

The Plan of Arrangement further provides that Options which are not subject to an Option Cancellation Agreement and which have not, as at the Effective Time, been exercised by the holder, will be exchanged with the Trust for an option (a "Trust Unit Option") to purchase Trust Units with the same vesting, exercise price and expiry date as the holder's Options.

Each replacement Trust Unit Option will entitle the holder to purchase one Trust Unit on the same terms as set forth in the holder's Option agreement.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth a summary of certain historical financial information and other data of Big Rock for the dates and periods indicated that is derived from, and should be read in conjunction with, the audited consolidated financial statements for the years ended March 31, 2002, 2001 and 2000 and the related notes, the unaudited consolidated financial statements for the six months ended September 30, 2002 and 2001 and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations", all as included elsewhere in this Information Circular.

	Six Months Ended Sept. 30, 2002 (unaudited)	________Years Ended March 31st______ (audited)
		2002	2001	2000
	(thousands except per share amounts)

Sales	$21,603	$34,523	$32,238	$31,707
Cash provided by operating activities	$2,386	$2,581	$3,411	$2,435
Per Share - basic and diluted	$0.44	$0.49	$0.69	$0.52
Net Income	$1,727	$1,218	$1,353	$1,461
Per Share - basic and diluted	$0.32	$0.24	$0.29	$0.31
Total Assets	$35,971	$33,061	$31,346	$29,918
Long-term Debt(1) (including current portion)	$3,147	$3,199	$5,038	$5,874
Purchase of capital assets and cash cost of acquisitions	$978	$3,004	$1,122	$1,143

Note:

(1)

On a consolidated basis, the Trust will continue to have long-term debt owing to third parties.

The amount of cash to be distributed monthly per Unit shall be equal to a pro rata share of all amounts received by the Trust from Amalco in each month, expected to consist of interest payments and principal repayments on the Notes and distributions on or in respect of Trust Units, less:

(a)

costs and expenses of the Trust; and

(b)

any amounts which have become payable in cash by the Trust relating to the redemption of Units.

Distributions will be made monthly with the first payment made on February 15, 2003 (assuming an Effective Date of January 10, 2003) to holders of record on January 31, 2003. The amount and timing of distributions will be reviewed by the Board and may be adjusted from time to time to reflect the then current business conditions.

FAIRNESS OPINION

In September 2002, Lightyear Capital was retained by the Board of Directors as the exclusive financial advisor to the Company to assist the Company in considering and structuring the Reorganization, and to provide a fairness opinion in respect of the fairness, from a financial point of view, to the Securityholders of any transaction resulting from such consideration. In consideration for its services in these respects, the Company agreed to pay Lightyear Capital certain fees upon the Arrangement becoming effective and agreed to indemnify Lightyear Capital in respect of certain liabilities. Lightyear Capital has advised the Company that it is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of the Company or the Trust or the Interested Parties. Except as exclusive financial advisor to the Company, neither Lightyear Capital nor any of its associates or affiliates is an advisor to any of the Interested Parties with respect to the Arrangement.

In its fairness opinion, Lightyear Capital concluded, on the basis of particular assumptions and considerations, that the Arrangement is fair, from a financial point of view, to the Securityholders.

A copy of the Fairness Opinion is attached as Appendix D to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Securityholders and has authorized the submission of the Arrangement to the Securityholders for approval and to the Court for the Final Order. See "The Arrangement - Background to the Arrangement".

The Board of Directors unanimously recommends that Securityholders vote FOR the Arrangement Resolution and FOR the Unit Option Plan Resolution.

TIMING OF EVENTS

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions are satisfied or waived, the Company and AcquisitionCo will apply for the Final Order approving the Arrangement. If the Final Order is obtained on January 8, 2003 in form and substance satisfactory to the Company, AcquisitionCo and the Trust, and all other conditions specified are satisfied or waived, the Company expects the Effective Date will be January 10, 2003. At this point, however, it is not possible to specify exactly when the Effective Date will be.

The Arrangement will become effective upon filing the Articles of Arrangement and a copy of the Final Order with the Registrar, together with such other materials as may be required by the Registrar.

It is the objective of the Company to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on January 8, 2003. As soon as the Effective Date is determined, the Company will issue a press release confirming the same.

PROCEDURE FOR EXCHANGE OF COMMON SHARES

A Letter of Transmittal has been included in the Meeting materials sent to each holder of Common Shares of record on the Record Date. Additional Letters of Transmittal will be sent to each former holder of Common Shares (other than Dissenting Shareholders) of record on the Effective Date. In addition, additional copies of the Letter of Transmittal will be available at the offices of Valiant Trust Company at their offices in the cities of Calgary and Toronto. Each Shareholder (other than Dissenting Shareholders) will be entitled to exchange such Shareholder's certificates formerly representing Common Shares for certificates representing the Trust Units. Shareholders will be entitled to receive certificates for their Trust Units upon delivering to the Transfer Agent, or as the Transfer Agent may otherwise direct, the certificates formerly representing such Shareholder's Common Shares, a duly completed Letter of Transmittal and such other documents as the Transfer Agent may reasonably require in accordance with the instructions contained in the Letter of Transmittal. As soon as practicable after receipt thereof, the certificates representing the Trust Units will be:

(c)

forwarded by the Transfer Agent to the holder, at the address specified in the Letter of Transmittal, by first class mail (postage prepaid); or

(d)

made available at the Transfer Agent's offices for pick-up by the holder, if requested by the holder in the Letter of Transmittal.

If a certificate representing Common Shares has been lost, apparently destroyed or wrongfully taken, the holder of such shares should immediately contact Valiant Trust Company, the registrar and transfer agent of the Common Shares (effective December 1, 2002), so that arrangements can be made to issue a replacement share certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by the Company in connection with the issuance of such replacement share certificate.

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Common Shares that are not deposited with the Transfer Agent, together with a duly completed Letter of Transmittal and any other documents the Transfer Agent reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive Trust Units shall be deemed to be surrendered to the Trust together with all interest, dividends or distributions thereon held for such Shareholder.

LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, the corporation may apply to the Court for an order approving an arrangement proposed by such corporation. Application will be made pursuant to this section of the ABCA for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application. However, there have not been, to the knowledge of the Company, any recent significant decisions relating thereto.

Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Felesky Flynn LLP, Canadian tax counsel to the Company (the "Tax Advisors"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act which relate to the Arrangement and which are generally applicable to Shareholders who, for purposes of the Tax Act, hold their Common Shares as capital property and who deal at arm's length and are not "affiliated persons" with the Company, AcquisitionCo or the Trust for purposes of the Tax Act. Persons who do not deal at arm's length with any of the foregoing include persons who, alone or in concert, control the Company, AcquisitionCo or the Trust, as the case may be. Generally, the Common Shares will be considered to be capital property to a Shareholder provided such holder does not hold them in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to a Shareholder, an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and the Tax Advisors' understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA").

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary specifically does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice to any particular Shareholder. Consequently, Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement.

Residents of Canada

Disposition of Common Shares in Exchange for Trust Units

As the Arrangement will ultimately result in each Shareholder (excluding Dissenting Shareholders) receiving one Trust Unit for every one Common Share held, each Shareholder will realize a capital gain, or sustain a capital loss, equal to the amount by which the fair market value of the Trust Units ultimately received exceeds, or is exceeded by, the adjusted cost base of the Common Shares disposed of and any costs of making the disposition.  One-half of any such capital gain (the "taxable capital gain") must be included in income and one-half of any such capital loss (the "allowable capital loss") may be utilized to offset taxable capital gains in the year in which the Arrangement is effective. The amount by which a Shareholder's allowable capital losses in a year exceeds his taxable capital gains ("net capital losses") which are not applied in the year in which the Arrangement is effective may be carried back to any of the three prior years or carried forward to any subsequent years to offset taxable capital gains. Corporations, as well as certain trusts and partnerships, may have any capital loss reduced by the mount of any dividends received on their Common Shares prior to that time, in accordance with the specific provisions of the Tax Act.

In reporting their income under the Tax Act, it will be reasonable for Shareholders to report a capital gain or a capital loss in respect of the disposition of their Common Shares based on the fair market value of the Trust Units which will be ultimately received therefor. It will also be reasonable to report the exchange of the Class "B" Shares for Notes and the Class "C" Shares and Notes for Trust Units as dispositions under the Tax Act in respect of which no gain or loss is realized.

The determination of the fair market value of the Trust Units is one of fact. Big Rock believes that the fair market value of the Trust Units may be determined by taking the weighted average trading price of the Common Shares on the TSX for the five (5) trading days immediately prior to the Effective Date. The weighted average trading price for such period is provided for guidance purposes and is not binding on any Shareholder nor is it binding on the CCRA. Accordingly, Shareholders may wish to consult their own advisors.

Options

This portion of the summary is applicable to Optionholders who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) are resident or deemed to be resident in Canada; (ii) are current or former employees, officers or directors of the Company; and (iii) received the Options from the Company in respect of, in the course of, or by virtue of their positions as employees, officers or directors of the Company and who deal at arm's length with the Company.

On the exchange of Options for Trust Units, an Optionholder will be deemed to receive a benefit equal to the value of the Trust Units ultimately received, minus the amount if any paid by the Optionholder to acquire the Option.  The amount of such benefit is required to be included in the income of the Optionholder for the year of the exchange. The Optionholder should generally receive a deduction in computing taxable income equal to one-half of such benefit, provided that: (i) the Common Shares that would have been issued under the terms of the Option would have been prescribed shares if issued at the time of the exchange; (ii) at the time that the agreement in respect of the issue of the Option was made, (A) the amount payable under the Option for the Common Shares was not less than the amount by which the fair market value of such shares at the time that the Option was granted exceeded any amount paid by the Optionholder to acquire the Option; and (B) the Optionholder was dealing at arm's length with the Company and with certain other persons that did not deal at arm's length with the Company.

The Tax Act also permits the exchange of options in respect of one "qualifying person" as defined in the Tax Act for the options of another "qualifying person" to constitute a continuation of the referenced options where certain further conditions are met. Consequently, in circumstances where Options of the Company are exchanged for options of the Trust, generally, the options of the Trust will be considered to be a continuation of the Options of the Company, such that no gain need be recognized on the exchange and a subsequent exercise thereof will give rise to income from employment in accordance with the provisions of the Tax Act.

The Tax Act also permits employees to elect the deferral of the income from employment on up to $100,000 of the annual vested amount of Options until such time that the Common Shares or Trust Units, as the case may be, are disposed of, all in accordance with detailed provisions set out in the Tax Act. In circumstances where an employee has availed himself of such deferral provisions in respect of the acquisition of Common Shares of the Company, the Tax Advisors are of the view that an exchange of such Common Shares indirectly for Trust Units will constitute a disposition which would require the recognition of such deferred employment income. Holders of Options are urged to consult their own income tax advisors as to the tax consequences to them of the exercise of Options of the Company, exchange of their Options of the Company for options of the Trust, payment upon termination of their Option rights, or the exchange of Common Shares of the Company acquired thereunder for Trust Units.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Trust Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Trust Unitholder in a taxation year if it is paid in the year by the Trust or the Trust Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust will be required to include in its income for each taxation year all interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Any amount paid to the Trust in respect of shares of Amalco (other than a return of capital) generally will constitute a taxable dividend to the Trust.

In computing its income for tax purposes, the Trust may deduct reasonable administrative, interest, and other expenses incurred to earn income and may amortize over a five year period as the costs incurred by it in connection with the issuance of Trust Units. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares of Amalco will be deemed to have been received by the Trust Unitholders and not to have been received by the Trust.

Under the Trust Indenture, an amount equal to all of the interest and dividend income of the Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year (net of the Trust's expenses and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the holders of the Trust Units. Subject to the exceptions described below, all amounts payable to the holders of Trust Units shall be paid by way of cash distributions.

Under the Trust Indenture, income of the Trust or the proceeds of disposition of shares of Amalco may be used to finance cash redemptions of Trust Units, and accordingly such income or proceeds so utilized will not be payable to holders of the Trust Units by way of cash distributions but rather will be payable in the form of additional Trust Units ("Reinvested Trust Units").

A distribution by the Trust to a Trust Unitholder of Notes upon a redemption of Trust Units will be treated as a disposition by the Trust of the Notes so distributed for proceeds of disposition equal to their fair market value (excluding any amount attributable to accrued interest on the Notes) and may give rise to a capital gain to the Trust. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund in a particular taxation year may not completely offset the Trust's tax liability for such taxation year which may arise upon distributions of Notes in connection with the redemption of Trust Units. The Trust Indenture accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Trust Unitholders.

For purposes of the Tax Act, the Trust intends to deduct in computing its income the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. Therefore, as a result of such deduction from income and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.

Taxation of Trust Unitholders

A Trust Unitholder will generally be required to include in computing income for a particular taxation year of the Trust Unitholder the portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, that is paid or payable to the Trust Unitholder in that particular taxation year, notwithstanding that all or a portion of such amount is payable in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Trust Unitholder will effectively retain their character and be treated as such in the hands of the Trust Unitholder for purposes of the Tax Act. Such dividends will be subject, among other things, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" as defined in the Tax Act and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains (being one-half thereof) of the Trust that is paid or payable to a Trust Unitholder in a year will not be included in computing the Trust Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Trust Unitholder in a year should not generally be included in the Trust Unitholder's income for the year. However, where such an amount becomes payable to a Trust Unitholder, other than as proceeds of disposition of Trust Units, this will give rise to a reduction in the adjusted cost base of the Trust Units held by such Trust Unitholder, except to the extent that the amount either was included in the income of the Trust Unitholder or was the Trust Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Trust Unitholder. To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Taxable capital gains and taxable dividends received or deemed to be received realized by a Trust Unitholder that is an individual may give rise to alternative minimum tax depending on the Trust Unitholder's circumstances.

Tax Exempt Trust Unitholders

Subject to the specific provisions of any particular plan, the Trust Units will be a qualified investment for a trust governed by a registered retirement savings plan, registered retirement income fund and deferred profit sharing plan (collectively, the "Plans"). The Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. Where a Plan receives Notes or Redemption Notes (as defined in "Information Concerning Big Rock Brewery Income Trust – Redemption Right") as a result of a redemption of Trust Units, such notes may not be qualified investments for the Plan if the Trust ceases to qualify as a mutual fund trust and could give rise to adverse consequences to the Plans (or, in the case of registered retirement savings plans, to the annuitants thereunder). Accordingly, Plans that own Trust Units should consult their own tax advisors before deciding to exercise the redemption rights thereunder. Based on the Trust's representations as to its proposed activities, the Tax Advisors are of the opinion that Trust Units will not constitute foreign property for Plans, registered pension plans or other persons subject to tax under Part XI of the Tax Act.

The income tax consequences relating to a Trust Unitholder will vary depending upon a number of factors including the legal characterization of the purchaser as an individual, corporation, trust or partnership. Each Securityholder should obtain independent advice regarding the income tax consequences relevant to its own particular circumstances.

Non-Residents of Canada

The transactions under the Arrangement, which will ultimately result in each Shareholder receiving one Trust Unit for every one Common Share held on the Effective Date, will not give rise to any tax being payable under the Tax Act by Shareholders who for purposes of the Tax Act, are neither resident nor deemed to be resident in Canada ("Non-Residents"), do not use or hold their Common Shares in the course of a business carried on in Canada and otherwise hold their Common Shares as capital property unless such Common Shares constitute "taxable Canadian property". Assuming that the Common Shares are listed on a prescribed stock exchange at the time of disposition, Common Shares of a Shareholder will not generally constitute "taxable Canadian property" under the Tax Act unless either: (i) at any time during the period of five years immediately preceding the disposition of Common Shares by such Shareholder, not less than 25% of the issued shares (taking into account any rights to acquire shares) of any class or series of the capital stock of the Company or a predecessor were owned by the Shareholder, by persons with whom the Shareholder did not deal at arm's length or by any combination thereof; or (ii) the Shareholder's Common Shares are otherwise deemed to be taxable Canadian property.

Notwithstanding that this summary of the Canadian federal income tax consequences of the Arrangement has been prepared on the assumption that Shareholders deal at arm's length with the Company, the Trust and AcquisitionCo throughout the Arrangement for the purposes of the Tax Act, it should be noted that the Tax Act may deem certain persons not to deal at arm's length with the Company and AcquisitionCo for certain purposes.

Where the Trust makes distributions to a Non-Resident, the same considerations as those discussed above with respect to a Trust Unitholder who is resident in Canada will apply, except that any distribution of income (excluding capital gains) paid or credited to a Non-Resident will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Trust Unitholder's jurisdiction of residence.

A disposition or deemed disposition of a Trust Unit, whether on redemption, by virtue of capital distributions in excess of a Trust Unitholder's adjusted cost base or otherwise, will not give rise to any capital gain subject to tax under the Tax Act by Trust Unitholders who are Non-Residents, do not use or hold their Trust Units in the course of a business carried on in Canada, hold their Trust Units as capital property, and deal at arm's length with Amalco and the Trust within the meaning of the Tax Act provided that such Trust Units do not constitute "taxable Canadian property". Trust Units of a Trust Unitholder will not generally constitute "taxable Canadian property" under the Tax Act unless either: (i) at any time during the period of five years immediately preceding the disposition of Trust Units by such Trust Unitholder, not less than 25% of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Trust Unitholder, by persons with whom the Trust Unitholder did not deal at arm's length or by any combination thereof; (ii) the Trust ceases to qualify as a mutual fund trust; or (iii) the Trust Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Trust Unitholder who is a Non-Resident will generally compute the adjusted cost base of his Trust Units under the same rules as apply to residents of Canada.

Securityholders who are Non-Residents should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Dissenting Optionholders

Optionholders who dissent to the Arrangement, and receive fair value for their Options, will be required to include any such payment in their income as a benefit from employment. The Dissenting Optionholder may be entitled to a 50% deduction in respect of such benefit in computing their taxable income if the Options would have been so qualified for such deduction upon exercise.

Dissenting Shareholders

Shareholders who dissent to the Arrangement will be considered to have disposed of their Common Shares to the Company for an amount ultimately determined to be the fair market value thereof. To the extent that the amount received represents interest, such amount must be included in the income of the former Shareholder at the time the amount becomes receivable. Any remaining amount which exceeds the paid-up capital of the Common Shares will be deemed under the Tax Act to constitute the payment of a dividend by the Company to the Dissenting Shareholder. The amount received less any amount which represents interest or the deemed payment of a dividend will be considered the Dissenting Shareholder's proceeds of disposition of his Common Shares for the purposes of determining his capital gain or, except in certain defined circumstances, capital loss thereon. Persons who are considering the exercise of their rights of dissent are urged to consult their own income tax advisors as the administrative practice of the CCRA with respect to amounts received by dissenting shareholders may differ from that described above.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations Regarding the Disposition of Common Shares

The following is a summary of the material United States federal income tax consequences that generally will apply to a holder of Common Shares who is a United States person (a "U.S. Holder") with respect to the disposition of the U.S. Holder's Common Shares pursuant to the Arrangement. As used herein, the term "United States person" means an individual who is a citizen or resident of the United States, a partnership, corporation or other entity organized in or under the laws of the United States or any state thereof, an estate that is subject to United States federal income taxation without regard to the source of its income or a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary, prepared by Carter Ledyard & Milburn, U.S. counsel to the Company, is for general information purposes only and is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change. The conclusions set forth in this summary as to matters of U.S. federal income tax law are based on the accuracy and completeness of representations which the Company has furnished to Carter, Ledyard & Milburn for purposes of their opinion as to these matters. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to U.S. Holders subject to special rules including certain financial institutions, regulated investment companies, insurance companies, dealers in securities, tax-exempt organizations, persons who hold Common Shares as part of a position in a "straddle" or "appreciated financial position" or as part of a "hedging" or "conversion" transaction, persons that own or have owned, actually or constructively, 10% or more of the Common Shares, persons who acquired their Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, and U.S. Holders whose functional currency is not the U.S. dollar.

No advance income tax ruling has been sought or obtained from the Internal Revenue Service ("IRS") with respect to the tax consequences of the transactions described below and, as a result, there can be no assurance that the IRS will agree with, or that a court will uphold, any of the conclusions set forth herein.

This summary of U.S. federal income tax consequences is for general information purposes only and does not purport to be a complete analysis or listing of all potential tax effects that may apply to U.S. Holders of Common Shares. Each U.S. Holder of Common Shares should consult, and depend on his own tax advisor in analyzing the U.S. federal, state and local tax consequences and foreign tax consequences to him of consummation of the Arrangement, including the receipt and ownership of Trust Units.

Transfer of Common Shares for Trust Units

In the opinion of Carter, Ledyard & Milburn, the exchange of Common Shares for Notes and the exchange immediately thereafter of the Notes for Trust Units pursuant to the Arrangement should be treated as an exchange of Common Shares for Trust Units and should constitute a non-taxable exchange pursuant to Section 351 or Section 368(a) of the Code. As a result, U.S. Holders: (1) should not recognize any gain or loss realized with respect to the exchange; (2) should have the same tax basis in the Trust Units that they had in the Common Shares exchanged therefor; and (3) should include in their holding period for the Trust Units their holding period for the Common Shares exchanged therefor. Notwithstanding the foregoing, a Five-Percent U.S. Holder, as defined below, will recognize gain (but not loss) if he or she does not enter into a five-year gain recognition agreement with the IRS pursuant to applicable U.S. Treasury regulations, to be filed with his or her regular income tax return for the year of transfer. A "Five-Percent U.S. Holder" is any U.S. Holder that will own (directly, indirectly or by attribution) 5% or more of the outstanding Trust Units after the completion of the Arrangement. U.S. Holders that may meet the definition of Five-Percent U.S. Holder should consult with their own tax advisors with respect to the U.S. federal income tax consequences of exchange.

Dissenting Shareholders

Shareholders who dissent to the Arrangement will be entitled to receive a payment for their Common Shares in an amount determined to be their fair market value. A U.S. Holder whose Common Shares are held as "capital assets" generally will recognize capital gain or loss with respect to such payment, in an amount equal to the difference between the amount of the payment received (less the portion, if any, of such payment which is characterized as interest income, as discussed below) and the U.S. Holder's aggregate adjusted tax basis in the Common Shares in respect of which such U.S. Holder dissented. If such payment is made in Canadian dollars, the amount of capital gain or loss recognized will be determined by translating the Canadian dollars received into U.S. dollars on the basis of the exchange rate in effect on the date on which the payment is made. Any currency gain or loss realized on the subsequent conversion of the Canadian dollars received into U.S. dollars would generally be treated as ordinary income or loss.

It is possible that a portion of the payment made to a dissenting U.S. Holder could be characterized as interest income, if it is treated as made on account of delay in making the payment for the U.S. Holder's Common Shares. Any amount so treated as interest income (including the amount of any Canadian taxes withheld therefrom) will be subject to U.S. federal income tax at ordinary income rates. Any Canadian tax withheld with respect to such interest income may be claimed as a foreign tax credit against such U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code, or, alternatively, claimed as a deduction against income in determining such tax liability.

U.S. Holders that are considering dissenting should consult with their own tax advisors to consider the Canadian, as well as U.S. federal, state and local income tax consequences of such action.

U.S. Holders whose exchange of Common Shares pursuant to the Arrangement is or may be subject to tax in Canada are urged to consult with their own tax advisors with respect to the Canadian tax consequences of the exchange.

Certain United States Federal Income Tax Considerations Regarding Trust Units

The following is a summary of the material United States federal income tax consequences that generally will apply with respect to the ownership and disposition of Trust Units by a United States person who acquires the Trust Units pursuant to the Arrangement and holds the Trust Units as capital assets (a "U.S. Unitholder"). This summary, prepared by Carter, Ledyard & Milburn, U.S. counsel to the Company, is for general information purposes only and is based on the Code, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change. The conclusions set forth in this summary as to matters of U.S. federal income tax law are based on the accuracy and completeness of representations which the Company has furnished to Carter, Ledyard & Milburn. The tax treatment of a U.S. Unitholder may vary depending upon his particular situation. Certain holders (including persons that are not United States persons, banks, insurance companies, tax-exempt organization, financial institutions, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax and broker-dealers) may be subject to special rules not discussed below. The discussion below does not address the effect of any state, local or foreign tax law on a U.S. Unitholder. Purchasers of Trust Units are advised to consult their own tax advisors with respect to the U.S. federal income tax consequences relating to an investment in the Trust Units.

Ownership of the Trust Units

Possible Passive Foreign Investment Company Status

The Trust will be treated as a corporation for U.S. federal income tax purposes. The Trust does not believe that it will be classified as a "passive foreign investment company" ("PFIC"). For U.S. tax purposes, a foreign corporation, or trust treated as a foreign corporation, is classified as a PFIC for each taxable year in which either (1) at least 75 percent of its gross income is "passive" income (the "income test") or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "assets test"). Passive income generally includes dividends, interest, royalties, rents, and gains from the disposition of assets which produce passive income.  However, passive income does not include interest, dividends, rents or royalties received from a related person to the extent such amount is allocable to income of such related person which is not passive income. Furthermore, if the Trust owns (directly or indirectly) at least 25 percent (by value) of the stock of another corporation, the Trust is treated as if it held its proportionate share of the assets of such other corporation, and received directly its proportionate share of the income of such other corporation. The consequences that would result if the Trust were to become a PFIC are discussed below in the section captioned "Tax Consequences if the Trust is a Passive Foreign Investment Company". The balance of this discussion assumes that the Trust will not be a PFIC.

Dividends

A U.S. Unitholder will be required to include in gross income, as dividend income subject to tax at ordinary income rates, the gross amount of any regular monthly cash distribution, including any Canadian taxes withheld therefrom, made by the Trust with respect to the U.S. Unitholder's Trust Units, to the extent that the amount distributed does not exceed the current or accumulated earnings and profits of the Trust as calculated for U.S. tax purposes (a "dividend"). These dividends will not be eligible for the dividends received deduction under Section 243 of the Code, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. Distributions in excess of the current and accumulated earnings and profits of the Trust will be treated first as a tax-free return of capital to the extent of the U.S. Unitholder's tax basis in the Trust Units and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent sale or exchange of Trust Units). To the extent that the amount of the distribution exceeds the tax basis of the U.S. Unitholder's Trust Units, the excess will constitute gain from a sale or exchange of the Trust Units, and will be treated for U.S. federal income tax purposes in the manner described below in the section captioned "Sale or Redemption of Trust Units".

Foreign Tax Credits

Any Canadian tax withheld with respect to the dividends on the Trust Units may, subject to certain complex limitations, be claimed as a foreign tax credit against a U.S. Unitholder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Trust with respect to Trust Units will be "passive income" or, in the case of certain U.S. Unitholders, "financial services income." Because of the complexity of those limitations, each U.S. Unitholder should consult his own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Foreign Currency Gains

Taxable dividends with respect to Trust Units that are paid in Canadian dollars will be included in the gross income of a U.S. Unitholder as translated into U.S. dollars calculated by reference to the exchange rate in effect on the day the dividend is paid to the U.S. Unitholder regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Unitholder who receives payment in Canadian dollars and converts Canadian dollars into United States dollars at a conversion rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Unitholders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Sale or Redemption of Trust Units

Any sale or redemption (except as described below) of Trust Units generally will result in the recognition of gain or loss by a U.S. Unitholder for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or redemption (including the fair market value of any Trust property received in a redemption, such as Notes or Redemption Notes) and the U.S. Unitholder's adjusted tax basis in the Trust Units.  Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Trust Units were held for more than one year (including the carryover, if any, of the holding period for Common Shares) at the time of the sale or redemption. For purposes of the foreign tax credit, any gain that is recognized on the sale or redemption of the Trust Units generally will be U.S.-source income, and any losses recognized generally will be applied to reduce U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Unitholder who receives Canadian dollars in connection with the sale or redemption of Trust Units, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to the Trust Units as determined on the settlement date, in the case of a sale, or on the date on which the redemption price is paid by the Trust, in the case of a redemption. A U.S. Unitholder who receives payment in Canadian dollars and converts Canadian dollars into United States dollars at a conversion rate other than the rate in effect on the settlement date, or the date on which the redemption price is paid by the Trust, as the case may be, may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Unitholder who receives Canadian dollars in connection with the sale or redemption of Trust Units may elect the same treatment required of cash basis taxpayers with respect to a sale or redemption of Trust Units, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Unitholder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Unitholder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences in the U.S. dollar value of the currency received on the trade date and the settlement date, or on the date on which notice of redemption is given to the Trust and the date on which the redemption price is paid by the Trust, in the case of a redemption. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Unitholder on the sale or disposition of such Trust Units.

In certain circumstances, amounts received upon redemption of Trust Units may be treated as a dividend, rather than as a payment in exchange for the Trust Units which results in recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be treated as ordinary dividend income to the extent that such payment is made out of the Trust's current or accumulated earnings and profits, as calculated for United States federal income tax purposes. The determination of whether a redemption will be treated as a dividend rather than as payment in exchange for the Trust Units will depend upon whether and to what extent the redemption reduces the U.S. Unitholder's percentage stock ownership interest in the Trust. A redemption will be treated as an exchange of stock that produces a capital gain or loss if the redemption either (1) completely terminates the U.S. Unitholder's interest in the Trust under section 302(b)(3) of the Code, (2) is "substantially disproportionate" with respect to the U.S. Unitholder under section 302(b)(2) of the Code, or (3) is "not essentially equivalent to a dividend" under section 302(b)(1) of the Code.

A redemption will completely terminate a U.S. Unitholder's interest in the Trust if, as a result of the redemption, such holder no longer owns any Trust Units, directly or constructively after application of the attribution rules of sections 302(c) and 318 of the Code. A redemption generally will be "substantially disproportionate" with respect to a U.S. Unitholder if (1) the ratio of the Trust Units owned by such holder (including Trust Units attributed to the holder under sections 302(c) and 318 of the Code) immediately after the redemption to all the Trust Units of the Trust is less than 80% of the same ratio for the Trust Units owned by the holder immediately before the redemption, and (2) the holder owns less than 50% of the combined voting power of the Trust Units immediately after the redemption. Whether a redemption is "not essentially equivalent to a dividend" with respect to a U.S. Unitholder will depend upon the holder's particular circumstances. The Internal Revenue Service has ruled that a redemption of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is "not essentially equivalent to a dividend" if such shareholder has any reduction in his percentage stock ownership. In determining whether any of the foregoing tests have been satisfied, the U.S. Unitholder is deemed, under the constructive ownership rules of sections 302(c) and 318 of the Code, to own any Trust Units owned by certain related persons and entities and any Trust Units which the holder or certain related persons and entities have an option to acquire. However, because of the complexities in applying the foregoing rules, each U.S. Unitholder should consult with their own tax advisors to determine whether in the holder's own particular case a redemption of Trust Units will be treated as a dividend or as a payment in exchange for the Trust Units.

Tax Consequences if the Trust is a Passive Foreign Investment Company

If the Trust were a PFIC, and a U.S. Unitholder did not make an election to treat it as a qualified electing fund as described below, excess distributions by it to a U.S. Unitholder would be taxed in a special way. Excess distributions are amounts received by a U.S. Unitholder on the Trust Units in any taxable year that exceed 125% of the average distributions received by the U.S. Unitholder from the Trust in the shorter of: the three previous years; or the U.S. Unitholder's holding period for Trust Units before the present taxable year.

Excess distributions must be allocated rateably to each day that a U.S. Unitholder has held Trust Units. A U.S. Unitholder would then be required to include amounts allocated to the current taxable year in its gross income as ordinary income for that year. Further, a U.S. Unitholder would be required to pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

The entire amount of gain that is realized by a U.S. Unitholder upon the sale or other disposition of Trust Units will also be treated as an excess distribution and will be subject to tax as described above.

A U.S. Unitholder's tax basis in Trust Units that were inherited from a deceased person who was a U.S. Unitholder would not receive a step-up to fair market value as of the date of the deceased's death but would instead be equal to the deceased's basis, if lower.

The special PFIC rules described above will not apply to a U.S. Unitholder if the U.S. Unitholder makes an election to treat the Trust as a qualified electing fund ("QEF") in the first taxable year in which the U.S. Unitholder owns Trust Units (and the Trust is classified as a PFIC) and if the Trust complies with specified reporting requirements. Instead, a U.S. Unitholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. The Trust will supply U.S. Unitholders with the information needed to report income and gain under a QEF election if it is classified as a PFIC.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

Alternatively, if the Trust Units are "publicly traded," a U.S. Unitholder could elect to mark the Trust Units to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Trust Units and the U.S. Unitholder's adjusted tax basis in the Trust Units. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Unitholder under the election for prior taxable years. If the mark-to-market election were made, then the rules presented above would not apply for periods covered by the election. If a mark-to-market election with respect to Trust Units is in effect on the date of a U.S. Unitholder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of such Trust Units in the hands of a U.S. Unitholder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the Trust Units.

The Trust does not believe that it will be a PFIC in 2002. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Therefore, there can be no assurance that the Trust will not become a PFIC in a subsequent year. U.S. holders who hold Trust Units during a period when the Trust is a PFIC will be subject to these rules, even if the Trust ceases to be a PFIC, subject to specified exceptions for U.S. Unitholders who made a QEF election. U.S. Unitholders are urged to consult their tax advisors about the PFIC rules, including QEF and mark-to-market elections.

United States Information Reporting and Backup Withholding

Dividends on Trust Units and payments of proceeds from the sale or redemption of Trust Units paid within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 30%. Backup withholding will not apply, however, if the U.S. Unitholder: (i) is a corporation or comes within certain exempt categories, and demonstrates the fact when so required; or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Unitholder's U.S. tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. Unitholder who holds 10% or more in vote or value of Trust Units will be subject to certain additional U.S. information reporting requirements.

RIGHTS OF DISSENT

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of his Securities and is qualified in its entirety by the reference to the full text of the Interim Order and Section 191 of the ABCA which are attached to this Information Circular as Appendix B and H, respectively. A Securityholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of that section, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Securityholder is entitled, in addition to any other right he may have, to dissent and to be paid by the Company the fair value of the Securities held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

A Dissenting Securityholder is not entitled to dissent with respect to any Securities if such Dissenting Securityholder votes (or instructs or is deemed, by submission of an incomplete proxy, to have instructed a proxyholder to vote) any Securities in favour of the Arrangement. Accordingly, a Dissenting Securityholder may abstain from voting on the Arrangement (or submitting a proxy) without affecting the Dissenting Securityholder's dissenting rights.

A Dissenting Securityholder may dissent only with respect to all of the Securities held by such Dissenting Securityholder on his own behalf or on behalf of any one beneficial owner and registered in his name. Persons who are beneficial owners of the Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such Common Shares is entitled to dissent. Accordingly, a beneficial owner of the Securities desiring to exercise this right must make arrangements for the Securities beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of his Securities to dissent on his behalf.

A Dissenting Securityholder must send to the Company a written objection to the Arrangement Resolution, which written objection (the "Objection Notice") must be received by the Chairman of the Company at its registered office, 5555 – 76th Avenue S.E., Calgary, Alberta, T2C 4L8 or the Chairman of the Meeting at or before the Meeting.

An application may be made to the Court by Big Rock or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by either Big Rock or a Dissenting Securityholder, Big Rock must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay him an amount considered by the board of directors to be the fair value of the Securities held by such Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Big Rock is the applicant, or within 10 days after Big Rock is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Big Rock for the purchase of his Securities by Big Rock in the amount of Big Rock's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Big Rock and in favour of each of those Dissenting Securityholders, and fixing the time within which Big Rock must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

As part of the Arrangement, the Common Shares held by Dissenting Securityholders will be cancelled prior to the amalgamation of Big Rock and AcquisitionCo and such Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Securities in the amount agreed to between Big Rock and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occur, the Securityholder may withdraw his dissent, or Big Rock may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

Big Rock shall not make a payment to a Dissenting Securityholder under Section 191 if there are reasonable grounds for believing that Big Rock is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Big Rock would thereby be less than the aggregate of its liabilities. In such event, Big Rock shall notify each Dissenting Securityholder that is lawfully unable to pay Dissenting Securityholders for their Securities in which case the Dissenting Securityholder may, by written notice to Big Rock within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against Big Rock to be paid as soon as Big Rock is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Securityholders of Big Rock.

All Securities held by Securityholders who exercise their right of dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Company in exchange for such fair value or will, if such Securityholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be transferred to the Trust in exchange for Trust Units on the same basis as all other Securityholders pursuant to the Arrangement.

The Arrangement Agreement provides that it is a condition to the obligation of the Company and the Trust to complete the Arrangement that holders of not more than (5%) of the issued and outstanding Securities exercise their right of dissent as described above. See "The Arrangement - Details of the Arrangement - The Arrangement Agreement".

UNIT OPTION PLAN

Conditional upon completion of the Arrangement, the Trustee of the Trust and the Administrator intend to implement the Unit Option Plan which is designed to advance the interests of the Trust by encouraging employees, officers, directors and consultants to have equity participation in the Trust through the acquisition of Units. The aggregate maximum number of Units available for issuance from treasury under the Unit Option Plan will be equal to 10% of the issued and outstanding Units as of the Effective Date. The Unit Option Plan provides that the Trustee or the Board of Directors of Amalco may, in their sole discretion, provide participants under the Unit Option Plan with loans (with or without interest) to assist them with the purchase of Units upon the exercise of options, with any such loans being secured by the Units purchased and being repayable in full within the earlier of ten years from the date of grant of the options so exercised.

Under the Unit Option Plan, unit options may be granted to employees, officers, directors and consultants of the Trust and designated affiliates. In determining the terms of each grant of unit options, consideration will be given to the participant's present and potential contribution to the success of the Trust and its subsidiaries. The exercise price per Unit is not to be less than the closing price of the Units on the TSX on the trading day prior to the date on which the unit option is granted. The exercise period for each unit option is not to be more than ten years. Options may be granted subject to vesting requirements. The maximum number of Units issuable to insiders pursuant to the Unit Option Plan and any other share compensation arrangements, within a one-year period, is limited to 10% of the total number of Units then outstanding. The maximum number of Units issuable to any one insider and such insider's associates pursuant to the Unit Option Plan and any other share compensation arrangements, within a one-year period, is limited to 5% of the total number of Units then outstanding. The maximum number of Units reserved for issuance to any one person under the Unit Option Plan is limited to 5% of the number of outstanding Units from time to time. The Unit Option Plan is administered by the Board of Directors of Amalco on behalf of the Trustee. The Board of Directors of Amalco may amend the Unit Option Plan at their discretion, subject to receipt of necessary regulatory approvals.

Shareholders will be asked to consider and, if deemed advisable, to pass a resolution to approve the adoption of the Unit Option Plan as described above. In order to be effective, the resolution with respect to the adoption of the Unit Option Plan must be approved by the affirmative vote of a majority of the votes cast thereon at the Meeting. The Unit Option Plan is subject to the approval of the TSX. Unless otherwise indicated, the persons named in the accompanying proxy intend to vote FOR the resolution to approve the adoption of the Unit Option Plan on any ballot requested or required by law.

See Appendix F and G to this Information Circular for the full text of the resolution to adopt the Unit Option Plan Resolution and the Unit Option Plan, respectively.

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT
AND THE INTENTIONS OF SUCH PERSONS

To the knowledge of the directors and officers of the Company, the only persons beneficially owning or exercising control or direction over more than 10% of the outstanding Common Shares are Edward McNally and Clayton Riddell (the "10% Holders") who collectively own or exercise control or direction over 1,572,388 Common Shares and 29% of the total issued and outstanding number of Common Shares. Management of the Company has been advised by the 10% Holders that they intend to vote in favour of the Arrangement. To the knowledge of the directors and officers of the Company, the only persons beneficially owning or exercising control or direction over 10% or more of the outstanding Options are Messrs. McNally and King, which persons own 165,000 Options (28%) and 100,000 Options (17%), respectively.

The directors and executive officers of the Company own beneficially, directly or indirectly, or exercise control or direction over an aggregate of 2,903,942 (54%) Common Shares and 329,500 (55%) Options representing approximately 54% of the fully-diluted Common Shares.

Management of the Company understands that each of the directors and officers presently intends to vote the Securities owned or controlled by him in favour of the Arrangement Resolution to be considered at the Meeting.

None of the principal holders of Securities or any director or officer of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest in any matter to be acted on at the Meeting or in any transaction in the last three years or any proposed transaction that has materially affected, or will materially affect, the Company or any of its affiliates except as disclosed above or elsewhere in this Information Circular or the Appendices hereto.

EXPENSES OF THE ARRANGEMENT

The estimated costs to be incurred by the Company relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees, the preparation and printing of this Information Circular and other out-of-pocket expenses are expected to aggregate approximately $650,000.

STOCK EXCHANGE LISTINGS

The Arrangement is conditional upon the Trust Units issued in connection with the Arrangement being approved for listing on the TSX. As such, the Trust has applied to list the Trust Units on the TSX. The TSX has conditionally approved the listing of the Trust Units that may be issued pursuant to the Arrangement, subject to compliance with the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to the Trust fulfilling all of the requirements of the TSX. Following the Effective Date, the Common Shares will be delisted from the TSX and from NASDAQ. Upon completion of the Arrangement, the Trust Units will not be listed on NASDAQ.

RESALE OF TRUST UNITS

The Trust Units to be issued in exchange for Common Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada. However, there can be no assurance that the necessary discretionary exemptions will be obtained.

The Trust Units to be issued to former holders of Common Shares pursuant to the Arrangement will not be registered under the United States Securities Act of 1933 (the "1933 Act"), in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Trust Units issued to a former holder of Common Shares who is not an "affiliate" of the Company, AcquisitionCo or the Trust before the Arrangement, and who will not be an "affiliate" of Amalco or the Trust after the Arrangement for purposes of United States federal securities laws, may be resold without restriction under the 1933 Act. Former Shareholders who were affiliates of the Company, AcquisitionCo or the Trust prior to the Arrangement or who will be affiliates of Amalco or the Trust after the Arrangement may not re-sell the Trust Units in the United States without an exemption from registration under the 1933 Act and may re-sell the Trust Units outside the United States only pursuant to the provisions of Regulation S under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of the Company, AcquisitionCo, Amalco or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company, AcquisitionCo, Amalco or the Trust, as the case may be.

Shareholders resident elsewhere than in Canada and the United States exchanging their Common Shares for Trust Units are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon at the closing of the Arrangement by Davis & Company and Felesky Flynn LLP, on behalf of the Company, AcquisitionCo and the Trust. As at November 19, 2002, the partners and associates of Davis & Company and Felesky Flynn LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

INFORMATION CONCERNING BIG ROCK BREWERY INCOME TRUST

General

Big Rock Brewery Income Trust was created pursuant to the Trust Indenture and is governed by the laws of the Province of Alberta. It is, for Canadian tax purposes, an open-ended mutual fund trust. The Trust will initially be administered by Valiant Trust Company, acting as trustee (the "Trustee").

The Trust is a limited purpose trust and is restricted to:

(e)

investing in the Initial Permitted Securities, the Permitted Investments, Subsequent Investments and such other securities and investments as Amalco may determine provided that under no circumstances shall the Trustee or Amalco purchase or authorize the purchase of any security, asset or investment (collectively a "Prohibited Investment") on behalf of the Trust or using any Trust assets or property which is defined as "foreign property" under subsection 206(1) of the Tax Act or is a "small business security" as that expression is used in Part LI of the Regulations to the Tax Act or would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was made;

(f)

disposing of any part of the Trust Fund, including, without limitation, any Permitted Investments;

(g)

temporarily holding cash, and Permitted Investments (including investments in AcquisitionCo and any successor to AcquisitionCo, including Amalco) for the purposes of paying Trust Expenses and Trust Liabilities, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(h)

acquiring or investing in securities of Amalco or any other subsidiary of the Trust;

(i)

undertaking such other business and activities including investing in securities as shall be approved by Amalco from time to time provided that the Trust shall not undertake any business or activity which is a Prohibited Investment;

 and to pay the costs, fees and expenses associated therewith or incidental thereto.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes, dividends (if any) received on, and amounts, if any, received on redemption of, Amalco shares and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Information Concerning Big Rock Brewery Income Trust – Cash Distributions".

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding-up of the Trust. The beneficial interests in the Trust are designated as "Trust Units", which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture as summarized herein. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Amalco or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Amalco and the ability of the Board of Directors to affect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Unitholder's share of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust Fund) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole business activity of the Trust is to hold securities, and all of the business operations currently carried on by the Company will be carried on by a corporate entity, Amalco, directly or indirectly.

The business of the Trust and its wholly-owned subsidiary, Amalco, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including obtaining appropriate insurance, where available, for the operations of Amalco and having written agreements signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units or rights to acquire Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Board of Directors determines. The Trust Indenture also provides that immediately after any pro rata distribution of Trust Units to all Trust Unitholders in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each Trust Unitholder will hold after the consolidation the same number of Trust Units as the Trust Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Trust Units prior to the non-cash distribution is deemed to represent the same number of Trust Units after the non-cash distribution and the consolidation.

Cash Distributions

The amount of cash to be distributed annually per Trust Unit shall be equal to a pro rata share of interest on the Notes, dividends on or in respect of shares of Amalco received by the Trust and income from the Permitted Investments; less: (i) administrative expenses and other obligations of the Trust; and (ii) amounts which may be paid by the Trust in connection with any cash redemptions of Trust Units. Amalco may apply or set aside some or all of its cash flow for capital expenditures or other purposes of Amalco or to acquire additional brewing assets prior to making any distributions to the Trust in the form of principal repayments on the Notes or dividends on the Amalco shares. If on any Distribution Record Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any subordination agreement, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having an equal value to the cash shortfall. Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Trust will derive interest income from its holdings of Notes. The Notes will bear interest at 14% per annum, payable monthly and will mature on December 31, 2032, subject to extension for an additional 20 year term at the initiation of the Board of Directors, with the approval thereof by resolution of the holders of Notes if the Trust does not then hold substantially all of the Notes. It is expected that the Trust's income will initially be limited to: (i) the interest received on the principal amount of Notes; and (ii) dividends (if any) received on Amalco shares it will hold following the Arrangement. See "Information Concerning Amalco - Notes".

The Board of Directors intends for the Trust to make monthly cash distributions. The initial cash distribution for the period from the Effective Date to January 31, 2003 to Unitholders of record on January 31, 2003 is expected to be made on February 15, 2003. Thereafter, it is anticipated that cash distributions will be made monthly to the Trust Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business Day, the next following Business Day or such other date as determined from time to time by the Trustee.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, all rights to and under the Trust Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Unit (the "Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption (the "Redemption Date"); and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on or before the last day of the following month; provided that the entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (provided that the Trustee may, in its sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such Trust Units are tendered for redemption the outstanding Trust Units shall be listed for trading on a stock exchange or traded or quoted on any other market which the Trustee considers, in its sole discretion, provides representative fair market value prices for the Trust Units; and (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10 day trading period commencing immediately after the Redemption Date.

If a Trust Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the Redemption Price for such Trust Units shall be the Fair Market Value thereof (as defined in the Trust Indenture), as determined by the Trustee in the circumstances described in subparagraphs (ii) and (iii) above, and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of distribution in specie of a pro rata number of Notes (in a minimum amount of $100 and integral multiples of $1.00) from time to time outstanding (i.e., in a principal amount equal to the Redemption Price). No fractional Notes will be distributed and where the number of Notes to be received by a Trust Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Trust shall be entitled to all interest paid or accrued and unpaid on the Notes on or before the date of the distribution in specie. If the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, the Trust will be entitled to create and, subject to any applicable regulatory approvals, issue in satisfaction of the Redemption Price its own debt securities (the "Redemption Notes") having terms and conditions substantially the same as the Notes, and with recourse of the holder limited to the assets of the Trust. Holders of such Notes and Redemption Notes will be required to acknowledge that they are subject to the subordination agreements described below under the heading "Information Regarding Amalco - Notes". Notes and Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans if the Trust ceases to qualify as a mutual fund trust. See "Canadian Federal Income Tax Considerations – Residents of Canada – Tax Exempt Trust Unitholders".

It is anticipated that the redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization), the termination of the Trust and the direction of the Trustee as to the election of the directors of Amalco. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the Trustee, the appointment of auditors of the Trust and the direction of the Trustee as to the election of the directors of Amalco. A resolution appointing or removing a Trustee, the auditors of the Trust or the direction of the Trustee as to the election of the directors of Amalco must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by at least 66 2/3% of the votes cast at a meeting of Trust Unitholders called for such purpose.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Trust Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders.

Information and Reports

The Trust will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustee will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

The Board of Directors will ensure that Amalco provides the Trust with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow the Trust to meet its public reporting requirements. With respect to material changes, the Board of Directors will ensure that Amalco provides timely disclosure to the Trust as if Amalco were a public corporation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Valiant Trust Company is the initial trustee of the Trust. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Unitholders. Thereafter, the trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by Special Resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Power of Attorney

Upon becoming a holder of Trust Units, each Unitholder, pursuant to the terms of the Trust Indenture, grants to the Trustee a power of attorney constituting the Trustee with full power of substitution, as the true and lawful attorney of such Unitholder to act on his behalf, with full power and authority to take all requisite action in connection with the following matters, including to execute, swear to, make, file or accord, as and when required: (i) the Trust Indenture and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust in all jurisdictions that the Trustee deems appropriate; (ii) any instrument, deed, agreement or document in connection with carrying on the affairs of the Trust; (iii) all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the Trust; (iv) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust; and (v) any instrument, certificate and other documents necessary appropriate to reflect and give effect to any duly authorized amendment to the Trust Indenture.

Each Unitholder is agreeing that the power of attorney is irrevocable and shall survive the death, mental incompetence, disability and any subsequent legal incapacity of the Unitholder and shall survive the assignment by the Unitholder of all or part of the Unitholder's interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder. Each Unitholder agrees to be bound by any representations or actions made or taken by the Trustee pursuant to the power of attorney and waive any and all defences which may be available to contest, negate or disaffirm any actions taken by the Trustee in good faith under this power of attorney. The power of attorney survives and continues not only in respect to the Trustee but also in respect to any successor Trustee.

Delegation of Authority, Administration and Trust Governance

Under the terms of the Trust Indenture, the Trustee is authorized to delegate any of the powers and duties granted to it (to the extent not prohibited by law) to any person as the Trustee may deem necessary or desirable. The Trustee intends to delegate many of its powers and duties to Big Rock, as Administrator of the Trust, pursuant to the terms of the Administration Agreement. Among other things, the Administration Agreement sets forth all of the rights, restrictions and limitations including, without limitation, limitations of liability and indemnification rights (which pertain to the performance by Big Rock of the duties delegated to it by the Trustee). Pursuant to the terms of the Trust Indenture and the Administration Agreement, those rights, restrictions and limitations also apply in all respects to Big Rock, as Administrator of the Trust, in the exercise and performance by it of all powers, duties and authorities directly conferred upon Big Rock under the Trust Indenture.

The Administration Agreement

Under the Administration Agreement, Big Rock provides general administrative and support services to the Trust as may be required or advisable from time to time, in order to administer the operations of the Trust, including, among other things the following matters: (i) ensure compliance by the Trust with its continuous disclosure obligations under applicable securities legislation; (ii) provide investor relations services; (iii) prepare and cause to be provided to Unitholders all information to which Unitholders are entitled under the Trust Indenture and under applicable laws; (iv) call and hold meetings of Unitholders and prepare, approve and arrange for the distribution of required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) compute, determine and direct distributions to Unitholders; (vi) attend to all administrative and other matters arising in connection with any redemption of Trust Units; (vii) all matters relating to an offering of Trust Units or other securities of the Trust, including ensuring compliance with all applicable laws in connection with the offering and all documentation and agreements relating to such offering; (viii) all matters relating to any take-over bid, merger, amalgamation, arrangement, asset acquisition, process to maximize Unitholder value or any similar transaction or business combination, including any documentation in connection with such matters; (ix) the voting of the shares and Notes of Amalco and any other Subsequent Investments held by the Trust (subject to provisions in the Trust Indenture requiring Unitholder approval with respect to certain matters); (x) any borrowing, securing of credit or granting of security by the Trust, including any matters relating to subordination of the Trust's interests and security to be granted by the Trust; (xi) the terms of, and the execution and amendment from time to time of, any contracts to which the Trust is a party; (xii) arranging such audit, accounting, legal, financial, insurance and other professional services which may be required by the Trust; (xiii) the provision of office space, equipment, facilities, supplies and staff, including all executive, secretarial and administrative services; (xiv) keeping and maintaining the books and records of the Trust and the supervision of compliance by the Trust with record keeping requirements under applicable regulatory regimes; (xv) exercising and effecting the specific powers and authorities of the Trustee set forth in the Trust Indenture; and (xvi) generally providing the Trustee with such managerial and administrative services and support as may be requested for the Trustee to discharge its responsibilities under the Trust Indenture and as may be reasonably required for the ongoing business and administration of the Trust.

Notwithstanding the foregoing, the Trustee shall remain responsible for the following matters:

(j)

the countersigning, certification, transfer or cancellation of Trust Unit certificates;

(k)

overseeing the maintenance of registers of Unitholders;

(l)

the distribution of payments to Unitholders;

(m)

amending or waiving the performance of any breach, term or provision of the Trust Indenture which requires the consent of the Trust or Trustee;

(n)

the Trustee's duties with respect to termination and wind-up of the Trust; and

(o)

any other matters which require the approval of the Unitholders under the terms of the Trust Indenture.

In consideration for providing these services under the Administration Agreement, Big Rock will receive a base fee (the "Administration Base Fee") of $50,000 per annum, payable in equal monthly instalments in arrears, subject to annual adjustment (commencing in 2004) based upon the increase in the Canadian Consumers Price Index over the period from the commencement of the Administration Agreement to January of the then current year. In addition, the Administration Base Fee will be adjusted in any given year to account for any period less than a full year during which the Trust is provided services under the Administration Agreement.

In addition to those duties in respect of the Trust which have been delegated to Big Rock by the Trustee under the Administration Agreement, Big Rock has been conferred with certain powers, duties and authorities directly pursuant to the terms of the Trust Indenture. In exercising its powers and discharging its duties under the Administration Agreement and the Trust Indenture, Big Rock is required to act with the same degree of diligence and care that a reasonably prudent administrator of an income fund in Canada, having responsibilities of a similar nature to those set forth in the Administration Agreement and Trust Indenture, would exercise in comparable circumstances.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any action or failure to act of Amalco, or any other person to whom the Trustee has, with the consent of Amalco, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Amalco to perform its duties under or delegated to it under the Trust Indenture or any Material Contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under this Indenture or any material contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by at least 66 2/3% of the votes cast at a meeting of the Trust Unitholders called for such purpose.

The Trustee may, without the approval of the Unitholders, amend the Trust Indenture prior to the Effective Date and, in addition, make certain amendments to the Trust Indenture, including amendments:

(p)

for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustee or over the Trust;

(q)

ensuring that the Trust will satisfy the provisions of each of Sections 108(2)(a) and 132(6) of the Tax Act as from time to time amended or replaced;

(r)

which, in the opinion of the Trustee, provide additional protection for or benefit to the Unitholders;

(s)

to remove any conflicts or inconsistencies in the Trust Indenture or making corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(t)

which, in the opinion of the Trustee, are necessary or desirable as a result of changes in taxation laws;

(u)

providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

(v)

removing or curing inconsistencies between the Trust Indenture and the Material Contracts (as such term is defined in the Trust Indenture) which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders; and

(w)

making any modification in the form of Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications, provided the rights of the Trustee and the Unitholders are not prejudiced thereby.

Term of the Trust and Sale of Substantially All Assets

The Trust has been established for a term ending December 31, 2099. Pursuant to the Trust Indenture, termination of the Trust or the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except as part of an internal reorganization of the assets of the Trust as approved by the Board of Directors of Amalco, requires approval by at least 66 2/3% of the votes cast at a meeting of the Unitholders.

Exercise of Voting Rights Attached to Amalco Shares

The Trust Indenture provides that following the amalgamation of the Company and AcquisitionCo, the Trust shall not, among other things, authorize:

(x)

any issue of shares in the capital of Amalco other than to the Trust;

(y)

any disposition of all or substantially all of the assets of Amalco, except in conjunction with an internal reorganization;

without the authorization of at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Trust as at November 19, 2002 both before and after giving effect to the Arrangement.

Designation	Authorized	As at November 19, 2002(1)	As at November 19, 2002 after giving effect to the Arrangement(2)(3)

Trust Units	unlimited	$100	$24,139,000
		(10 Trust Units)	(5,533,419 Trust Units)

Notes:

(1)

The Trust was settled as of November 18, 2002 with $100.

(2)

Assuming a Weighted Average Trading Price of $7.25 and that all Optionholders receive the In-the-Money Settlement Amount and, in turn, the In-the-Money Settlement Amount Right which will be exchanged for Notes which, pursuant to the Plan of Arrangement, will result in former Optionholders receiving an aggregate of 116,563 Trust Units.

(3)

The initial 10 Trust Units issued to settle the Trust will, immediately after the Effective Date, be repurchased for $100 by the Trust for cancellation.

Auditors, Transfer Agent and Registrar

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, Calgary, Alberta. Valiant Trust Company at its offices in Calgary, Alberta and at the offices of its sub-agent in Toronto, Ontario is the transfer agent and registrar for the Trust Units.

INFORMATION CONCERNING 1015047 ALBERTA LTD.

1015047 Alberta Ltd. is a corporation incorporated pursuant to the provisions of the ABCA to participate in the Arrangement, including creating and issuing the Notes and the AcquisitionCo Common Shares required for implementing the Arrangement . The head, principal and registered office of AcquisitionCo is located at 5555 – 76th Avenue S.E., Calgary, Alberta, T2C 4L8.

The Trust owns all of the 100 AcquisitionCo Common Shares currently issued and outstanding. Pursuant to the Arrangement, all of the AcquisitionCo Common Shares will be transferred to Big Rock and will then be subsequently cancelled upon the amalgamation of Big Rock and AcquisitionCo. The Board of Directors of AcquisitionCo is comprised of Edward E. McNally, Robert J. King and Timothy A. Duffin. Mr. McNally is the Chief Executive Officer of AcquisitionCo, Mr. King is the President and Mr. Duffin is the Chief Financial Officer. See "Information Concerning Big Rock Brewery Ltd. – Directors and Officers" for information respecting the principal occupation, experience and qualifications of Messrs. McNally, King and Duffin.

Reference is made to "Information Concerning Amalco" for a description of the share capital and other securities of AcquisitionCo, including the AcquisitionCo Common Shares and the Notes.

INFORMATION CONCERNING AMALCO

General

Amalco will be the continuing corporation resulting from the amalgamation of the Company and AcquisitionCo pursuant to the Arrangement. See "The Arrangement - Details of the Arrangement".

Business of Amalco

Upon completion of the Arrangement, Amalco will be named "Big Rock Brewery Ltd." and continue to carry on the premium beer brewing business currently carried on by the Company. See "Information Concerning Big Rock Brewery Ltd.".

Directors and Officers

Pursuant to the Shareholder Agreement, Amalco will have a Board of Directors comprised of not more than fifteen (15) nor less than three (3) members. The Board of Directors of Amalco will initially be comprised of the eleven (11) members indicated below.

The following table sets out the name, municipality of residence and position to be held in Amalco of each of the directors and officers of Amalco:

Name and Municipality of Residence	Position to be Held

Edward E. McNally Calgary, Alberta	Chairman, Chief Executive Officer and Director

Robert J. King Calgary, Alberta	President and Director

Timothy A. Duffin Calgary, Alberta	Chief Financial Officer

Robert H. Hartley High River, Alberta	Director

James M. Jackson Durango, Colorado	Director

Kathleen McNally-Leitch Calgary, Alberta	Director

Cameron Millikin Calgary, Alberta	Director

Charles W. Wilson Evergreen, Colorado	Director

Mogens Smed Calgary, Alberta	Director

Clayton H. Riddell Calgary, Alberta	Director

Robert G. Peters Calgary, Alberta	Director

Gordon G. Tallman Calgary, Alberta	Director

Note:

(1)

Following completion of the Arrangement, the Board of Directors will form an audit committee, compensation committee and corporate governance committee. Each such committee will be comprised of a majority of independent members of the Board of Directors.

For further information with respect to the directors and officers of Amalco, including a discussion of the directors' principal occupations, see "Information Concerning Big Rock Brewery Ltd. – Directors and Officers".

Distribution Policy

It is anticipated that initially the only income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; and (ii) the dividends received from the Amalco shares (if any) that it will hold following the Arrangement. The Trustee will make monthly cash distributions to Trust Unitholders (commencing February 15, 2003, assuming a January 10, 2003 Effective Date) of the interest income earned from the Notes, if any, received on Amalco shares, after expenses, if any, and any cash redemptions of Trust Units.

Amalco Share Capital

Following the amalgamation, Amalco will be authorized to issue an unlimited number of Amalco Common Shares, Amalco Class "A" Shares, Amalco Class "B" Shares, Amalco Class "C" Shares and Amalco Preferred Shares. Upon completion of the Arrangement, the Trust will be the sole holder of the issued and outstanding Amalco Class "A" Shares and Amalco Class "C" Shares and there will be no Amalco Common Shares, Amalco Class "B" Shares or Amalco Preferred Shares outstanding. The Trust will also be the sole holder of the Notes anticipated to be outstanding immediately following the completion of the Arrangement.

As the articles of Amalco will be the same as the amended articles of Big Rock following the Arrangement, the description of the rights attaching to the Amalco Common Shares, Amalco Class "A" Shares, Amalco Class "B" Shares, Amalco Class "C" Shares and the Amalco Preferred Shares is the same as the description of the Common Shares, Class "A" Shares, Class "B" Shares, Class "C" Shares and Preferred Shares set out under "Information Concerning Big Rock Brewery Ltd. – Description of Share Capital".

Notes

The following is a summary of the material attributes and characteristics of the Notes. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") to be dated on or before the Effective Date and made between AcquisitionCo and Valiant Trust Company, as trustee (the "Note Trustee"). The Notes will be issued under the Note Indenture.

The aggregate principal amount of the Notes will be equal to the Aggregate Note Amount, which is anticipated to be approximately $24,139,000 million (assuming a Weighted Average Trading Price of $7.25) and will mature on December 31, 2032 subject to an extension for an additional 20-year term. The Notes will bear interest at the rate of 14% per annum, payable monthly on the 15th day of the month (or if such day is not a Business Day, the first Business Day thereafter) for interest earned during the preceding month. The first interest payment will be payable on February 15, 2003, assuming the Effective Date occurs on January 10, 2003. The interest and/or principal on the Notes will be payable in lawful money of Canada.

The Notes are issuable only as fully registered Notes in minimum denominations of $100 and integral multiples of $1.00.

Pursuant to the Arrangement, all of the Notes outstanding are to be transferred by the former holders of Common Shares and, where applicable, Options, to the Trust in exchange for Trust Units. Accordingly, initially only one Note will be issued. It shall be issued to the Trustee in trust for the former holders of Common Shares and, where applicable, Options. The Trustee shall then, on behalf of the former holders of Common Shares and, where applicable, Options, transfer that Note, without recourse, to the Trust pursuant to the Arrangement and receive Trust Units for delivery to the former holders of Common Shares and, where applicable, Options, all as contemplated by the Arrangement. Upon receipt of the Trust Units, the Trustee shall provide a receipt and allocate the Trust Units to the former holders of Common Shares and, where applicable, Options. Upon a former holder of Common Shares returning the required Letter of Transmittal and certificate representing Common Shares, the Trustee shall then forward to the former holder of Common Shares the Trust Units allocated to such holder. See "The Arrangement - Effect of the Arrangement Upon Securityholders".

Payment upon Maturity

On maturity and subject to any applicable subordination restrictions, Amalco will repay the indebtedness represented by the Notes by paying to the Note Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Notes, together with accrued and unpaid interest thereon.

Redemption

The Notes will not be redeemable at the option of Amalco or by the holders thereof prior to maturity except in the limited circumstances prescribed by the Note Indenture where the Board of Directors of Amalco believe the indebtedness represented by the Notes could not be refinanced on maturity, or where Amalco is prevented by applicable law from paying dividends or making other distributions in respect of Amalco Common Shares.

Ranking

Payment of the principal and interest (other than regularly scheduled interest and principal at maturity provided no default on Senior Indebtedness (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of Senior Indebtedness (as herein defined)) on the Notes will be subordinated in right of payment, as set forth in the Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("Senior Indebtedness") which is defined as: (a) all indebtedness, obligations and liabilities of Amalco in respect of borrowed money (including the deferred purchase price of property), other than: (i) indebtedness evidenced by the Note Indenture; and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Note Indenture; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Amalco, other than indebtedness, obligations and liabilities of Amalco represented by the Notes. The Note Indenture provides that in the event of any creditor proceedings relative to Amalco, the holders of all Senior Indebtedness, which would include bank debt and suppliers of Amalco, will be entitled to receive payment in full before the holders of the Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of Senior Indebtedness.

In the event of any creditor proceedings, the indebtedness represented by the Notes is not to be classified with any Senior Indebtedness for voting or distribution, which means that holders of Senior Indebtedness may vote separately from the holders of Notes in respect of any restructuring or arrangement proposal regarding Amalco.

Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Notes for a period of 12 months; (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Amalco; or (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Amalco specifying such default and requiring Amalco to rectify the same.

Subordination Agreements

Pursuant to the terms of the Note Indenture, the Note Trustee may enter into subordination agreements with the holders of certain Senior Indebtedness under which the Note Trustee, on behalf of the holders of Notes, may agree directly with a holder of Senior Indebtedness in the implementation of and/or in addition to the subordination terms described under "Ranking". The Note Trustee may give a holder of Senior Indebtedness a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Note Trustee may also agree to ensure any transferee of Notes (or other securities of Amalco) agrees to be bound by the provisions of the subordination agreements.

Shareholder Agreement

Pursuant to the Shareholder Agreement to be dated the Effective Date among Amalco and the Trustee as trustee for and on behalf of the Trust, prior to the Trust voting its shares in Amalco, each Unitholder shall be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and the Trust shall be required to vote its shares in Amalco in accordance with the result of the vote of Unitholders. Holders of Trust Units shall be entitled to direct the Trust as to how to vote in respect of all matters placed before the shareholder of Amalco, including the election of the directors of Amalco, approving its financial statements and appointing auditors of Amalco, who shall be the same as the auditors of the Trust. In addition, Unitholders will be entitled to direct the Trust as to how to vote its shares in Amalco on any proposed amendment to the Shareholder Agreement, where such amendment affects the rights of Unitholders to elect a majority of the Board of Directors. The Trust will not be entitled, without the direction of Unitholders, to exercise its rights as the sole shareholder of Amalco except as set forth above.

It will be a term of the Shareholder Agreement that the Board of Directors of Amalco shall consist of a minimum of three (3) and a maximum of fifteen (15) directors, with the initial number of directors set at eleven (11). The Shareholder Agreement will provide that Unitholders will be entitled to elect the Board of Directors of Amalco.

INFORMATION CONCERNING BIG ROCK BREWERY LTD.

Name and Corporate Structure

Big Rock Brewery Ltd. (the "Company" or "Big Rock") was incorporated on September 24, 1984 under the ABCA. The Company's head, principal and registered office is located at 5555 – 76th Avenue S.E., Calgary, Alberta, Canada, T2C 4L8. The Company's wholly-owned subsidiaries are: Big Rock Brewery (Sask.) Ltd., incorporated in Saskatchewan; Whistler Brewing Company Ltd., incorporated in British Columbia; 607313 B.C. Ltd. (operating as Bowen Island Brewing Company), incorporated in British Columbia; Bear Brewing Company Ltd., incorporated in British Columbia; Bear View Developers Ltd., incorporated in British Columbia, and Mountain View Brewing Company Ltd., incorporated in British Columbia. Unless the context requires otherwise, the terms the "Company" and "Big Rock" refer to Big Rock and its wholly-owned subsidiaries.

Upon completion of the Arrangement, the organizational structure of Big Rock will be changed to reflect its conversion into an income trust. Also, Big Rock intends to complete the following amalgamations, effective December 31, 2002, to decrease administration costs and increase efficiency: (i) Big Rock Brewery Ltd. will amalgamate with Big Rock (Sask.) Ltd. to form Big Rock Brewery Ltd.; (ii) Whistler Brewing Company Ltd. will amalgamate with 607313 B.C. Ltd. and Mountain View Brewing Company Ltd. to form Whistler Brewing Company Ltd.; and (iii) Bear Brewing Company Ltd. will amalgamate with Bear View Developers Ltd. to form Bear Brewing Company Ltd. It is also intended that on or about January 1, 2003, Big Rock and its resulting two wholly-owned subsidiaries will, subject to all necessary regulatory approvals, transfer their assets to an operating partnership ("Big Rock Brewery Partnership"). Big Rock Brewery Partnership will be an Alberta Partnership formed for the purpose of combining the brewing operations of the three operating entities.

General Description of the Business and Recent Acquisitions

Big Rock is a regional producer and marketer of premium draught and packaged beer, coolers and ciders located in Calgary, Alberta, Canada. The Company is dedicated to the brewing of premium beers using only water, hops, yeast, various combinations of malted barley, and malted wheat, without any additives, preservatives or adjuncts.

To enhance the strong sales growth in British Columbia, in June 2001, Big Rock acquired Whistler Brewing Company Ltd. ("Whistler") and Bowen Island Brewing Company, of British Columbia, for cash and transaction costs of $323,953 and 135,006 Big Rock Common Shares valued at $641,279. The Company also entered into a joint venture with Bear Brewing Company Ltd. of Kamloops, British Columbia, whereby Bear produced the Whistler and Bowen Island brands (which were previously acquired by Whistler) for Big Rock. These brands include Whistler Creme Ale, Whistler Premium Lager, Whistler Black Tusk and Bowen Special Bitter. The Company markets and distributes the Whistler, Bowen Island and Bear Brewery brands in British Columbia and Alberta. As a result of these agreements, the existing Whistler brewing facility was closed, and the equipment was moved to the Bear Brewery in Kamloops or sold.

Effective January 1, 2002, Big Rock acquired 50% of the outstanding shares of Bear View Developers Ltd., which owns the land and building utilized by Bear Brewing Company, for $200,000 cash and incurred costs of $27,222. Effective July 1, 2002, Big Rock exercised an option to acquire the remaining 50% of Bear View Developers Ltd. for $215,000 cash and Big Rock acquired all of the outstanding shares of Bear Brewing Company for 100,000 Big Rock shares valued at $7.75 per share.

Products

The Company's strategy from the beginning has been to brew beer of the highest quality. In seeking to brew beer of the highest quality, the Company has followed this basic formula: start with a fully trained, experienced brewmaster, use only 100% pure malt, hops, yeast and water and then batch brew recipes in the traditional European manner. Big Rock adheres to the Bavarian Law of Purity of 1516, the Reinheitsgebot, which states that malt, hops, yeast and water are the only ingredients permitted in the making of beer.

The Company ensures that its premium product reaches its customers with maximum freshness and flavour by using state-of-the-art filtration and packaging technologies. The multi-micro sterile filtration system used by the Company sterilizes the beer and removes yeast and other microorganisms. The packaging equipment employs a carbon dioxide evacuation system that ensures that virtually no oxygen is dissolved into the beer during the packaging process. Both processes improve the stability of the beer and increase the shelf life of the product thereby allowing for wider distribution.

The Company brews many varieties of natural, unpasteurized beer plus special order beers. The Company's current products include: India Pale Ale, Traditional Ale, McNally's Extra Ale, Grasshopper Wheat Ale, Warthog Cream Ale, McNally's Reserve, Köld Lager and Alberta Genuine Draft. Köld Lager and Alberta Genuine Draft were introduced to appeal to the lager market, which accounts for approximately 90% of beer sales in Canada. In fiscal 2001, Köld Lager was Big Rock's third most popular brand, after Traditional Ale and Grasshopper Wheat Ale. In May 2001, the Company introduced a new label, Alberta Genuine Draft ("AGD"), to compete in the "value priced" market. In fiscal 2002, AGD made the greatest contribution to the Company's growth and became one of its top three brands. In the last year, the Company also introduced:

•

AGD in cans (the fastest growing segment of our business);

•

a new beer in draft, McNally's Reserve, to replace the declining Black Amber brand;

•

the new India Pale Ale both in Canada and California to replace the Chinook brand; and

•

Rock Creek Premium Dry Cider in cans.

Bear Brewing is an established craft brewer with three main brands – Black Bear Ale, Brown Bear Ale and Polar Bear Lager. It also produces Joe Stiff's Spiked Root Beer, a vodka based beverage, and the Brew Brothers portfolio of premium beer products along with Whistler and Bowen Island products.

As a service for some of its larger customers, the Company occasionally brews small quantities of speciality products for sale under other labels and for special events.

In an effort to be responsive to varying consumer style and flavour preferences, the Company is continually engaged in developing and testing new products. Big Rock currently has two new products in development and market trial.  In recognition of the importance of lager style products, the largest segment of the beer market, Big Rock will continue to develop new lager products to satisfy consumer preferences. This change in policy direction from Big Rock's original ale products has become more necessary as the multi-national breweries become more active in the niche specialty premium beer segment with their own craft style products and with the expansion of foreign breweries into this segment supported by the national breweries' infrastructure and distribution systems. The Company believes that its continued success depends on its ability to respond to changes in consumer tastes and preferences.

Brewing Operations

Calgary Brewery

At the Calgary brewery, the Company's beers are batch brewed in a modern, stainless steel brewhouse and fermented in fully enclosed stainless steel tanks to ensure the most sterile conditions possible. The beer is kept chilled under pressure to retain its natural carbonation. After fermentation, the beer is cold filtered through a microfiltration system and stored in bright beer tanks ready for packaging.

The Calgary brewery uses a state-of-the-art multi-micro sterile filtration system to sterilize its beer and to remove yeast and other microorganisms. This filtration method may be contrasted with the pasteurization method used by most breweries, which involves heating beer to very high temperatures to sterilize it and to achieve long shelf life. The Company prefers the filtration method because pasteurization has a "cooking" effect that alters the flavour of the beer.

Beers are brewed in batches of 100 and 200 hectoliters ("hl") each. After brewing, beers are transferred into fermentation tanks for approximately two weeks for ales and four weeks for lager. Once fermentation is completed the beer is filtered and packaged. Product is generally brewed in response to anticipated orders and is shipped within three weeks of receipt of the order, with the majority of orders being shipped the next day. The Calgary brewery currently produces approximately 140,000 hl of beer per year.

Bear Brewery

Bear Brewing currently produces 12,000 hl of beer per year, making it the third largest microbrewery in British Columbia. All beers are naturally aged and use no chemicals or preservatives. As with Big Rock, beers are microfiltered rather than pasteurized. The beers are batch brewed and fermented in fully enclosed stainless steel tanks. Bear Brewing also has an open fermenter for premium beer production. The smaller plant provides Big Rock with the ability to produce smaller batches for product development and seasonal craft beers.

Ingredients

The only ingredients used in the Company's products are water, hops, yeast, and various combinations of two-row malting barley and malted wheat. In accordance with the Bavarian Law of Purity of 1516, the Reinheitsgebot, no additives, preservatives or adjuncts, such as corn, rice or sugar, are used in the brewing.

The Company uses select Alberta-grown two-row malting barley, which provides a distinctive flavour to the Company's beers. Choice hops are purchased through agents in Yakima, Washington, which is the centre of one of the largest hop growing areas in the world, where many local and foreign strains of hops are grown. The Company cultivates the strain of yeast used at its brewery. Other ingredients are available through local sources in Alberta. The Company is not dependent on any one supplier and believes that adequate sources are available.

Packaging

The Company packages its beers in 29.5 litre half-kegs, 30 litre vertical kegs, 58.6 litre full-kegs, traditional 341 millilitre ("ml") long neck bottles, 650 millilitre (22 ounce) bottles and 355 ml aluminum cans. The Company uses state-of-the-art packaging technologies which employ a carbon dioxide evacuation system which ensures that virtually no oxygen is dissolved into the beer during the packaging process. This improves the stability of the beer, resulting in a shelf life of at least 180 days for the Company's bottled and canned products.

Approximately 45% of the Company's beer by volume is sold in kegs, which are used primarily by pubs, restaurants and bars. The remainder of the Company's production is sold in bottles and cans, with cans being the fastest growing segment of our business. The Company is one of the first North American craft brewers to package its beer in cans. Compared to bottles, cans provide greater stability of finished product by eliminating damage caused by exposure to light and also have better shipping, packaging and handling characteristics. The food grade liner in each can, along with the Company's German-made canning line that employs the same carbon dioxide evacuation system as the Company's bottling line, means that the Company's canned beer is of the same high quality as its bottled beer.

Effective March 1, 2002, Big Rock phased out its proprietary bottle and adopted the Industry Standard Bottle ("ISB"). The advantages are as follows:

•

Significant savings in the purchase of glass;

•

A rebate of $5.00/hl from the Brewers Association of Canada for every hl of beer sold by the Company in an ISB;

•

A three-year transition period before Big Rock must become a full contributor to the bottle pool; and

•

A new twist-off top for customer convenience.

In Alberta, bottlers are required to use refundable bottles that are collected by licensed bottle depots. The Company draws bottles from the ISB pool, then sterilizes and reuses the bottles. Purchasers of kegs (including those exported to the United States) are required to return the kegs to the Company or are charged a lost keg fee. Kegs generally may be used for up to ten years. The Company purchases its aluminum cans from a local supplier. In Canada, the cans are also refundable and returned to bottle depots for recycling.

Brewing Facilities and Equipment

In 1995, the Company purchased a 14.4-acre site in Calgary, Alberta for a total purchase price of $1.7 million. The purchase of the real property was financed with a bank loan which is secured by liens on all of the Company's real and personal property. This property is the site of the Company's 125,000 square foot Calgary brewery that was completed in September 1996. The property includes approximately 4.0 acres of undeveloped land that could be used for future expansion. The current brewing capacity of the Company's facilities is adequate to meet its foreseeable needs.

The Calgary brewing facilities consist of a brewhouse, laboratory, packaging lines, cold storage area and shipping area. The size of the facilities has steadily increased, and the brewing technology, particularly with respect to the filtration and packaging systems, has advanced continually since the Company commenced production in 1985. The Calgary brewing capacity has increased from 10,000 hl annually in 1985 to its current 300,000 hl annually.

Although the facility has the space capacity to brew and package 300,000 hl of beer annually, the purchase of sufficient fermentation tanks to process all of this capacity has been deferred by the Company. Currently, fermentation tank capacity is approximately 200,000 hl annually. Fermentation capacity can be added in increments of 400 hl at a cost of approximately $90,000 per tank. In fiscal year 2000, the Company purchased six new fermenting tanks and a new canning line for 12-pack cans at a cost of $1,143,222 to meet the production demand of existing brands and the new Köld Lager which was introduced in May 1999. The Company added six fermentation tanks and purchased additional kegs in fiscal year 2001 at a cost of $1,121,590. In fiscal year 2002, the Company upgraded its bottling and canning lines and purchased additional kegs at a cost of $437,559. The Company also purchased a warehouse in Edmonton for $852,000. These capital assets were financed by utilizing the Company's operating credit line and long-term debt facility.

Bear Brewing occupies a 10,300 square foot brewery built in 1997 on three acres in Kamloops, B.C. Its current annual production capacity is 20,000 hl. The Bear Brewing bottling line, installed in 1998, can maintain a speed of 5,000 bottles per hour.

Employees

At March 31, 2002, the Company had a total of 111 employees (including 94 employees located in Alberta, and 10 employees in British Columbia) consisting of 15 in management and administration, 44 in sales and marketing, and 52 in brewery operations. No employees of the company are unionized or subject to any collective bargaining agreements. Since inception, the Company has not suffered any disruptions to production as a result of labour problems or employee disputes.

Marketing and Distribution

The Company promotes its products based on their premium quality and distinctive style. All aspects of the Company's products, from the artwork and detailed calligraphy in the labels and packaging to the choice of brand names, serves to illustrate this quality and style. The Company believes that its labels, in particular, are one of the most important contacts it has with its customers, and accordingly, has designed its labels to be unique and memorable. The Company believes educating the distributors, retailers and consumers about the freshness and distinctive quality of the Company's products is paramount to maintain loyal supporters. The Company sponsors cultural and community events, beer festivals and entertainment venues to create awareness of its product. The Company also uses posters, shirts, glassware and other items bearing the Company's name, logo and trademarks to promote sales of the Company's products.

Alberta

Alberta, the Company's principal market, accounted for approximately 75%, 74% and 76% of sales in fiscal 2002, 2001 and 2000, respectively. During fiscal 2002, Big Rock added an experienced Sales Manager for the Edmonton/Northern Alberta region. The Company's sales representatives operate from sales and distribution offices in Calgary and Edmonton. The sales representatives regularly visit their customers, licensed retail stores and establishments such as restaurants and bars, to maintain product awareness and quality control. The Company also employs four "line cleaners" who ensure that draught dispensing equipment in licensed bars and restaurants is working properly and that draught lines are cleaned at regular intervals. The order desk in Calgary receives orders by telephone and the shipping department ensures next business day delivery. The Company also has an emergency delivery service that guarantees same day delivery within Calgary and Edmonton.

The Company's promotions in Alberta have centered around arts and community service groups, and sports and recreation activities.  The Company's support of various charitable and arts related groups and functions has put Big Rock's name in the public eye while at the same time providing funds to worthwhile causes. Some of the events sponsored by the Company include the Edmonton Folk Festival, Calgary Zoo Gala, Calgary Folk Festival, and the "Eddies", a beer commercial contest. The Company also uses radio and billboards in the Alberta market.

Other Canadian Provinces

During fiscal 2002, Big Rock made major changes to its distribution system in British Columbia, Saskatchewan and Manitoba to increase efficiencies and to improve access to licensees in all three provinces. For example, in Saskatchewan and Manitoba, where the brewery has contracted with Brewers Distributors Ltd., Big Rock has increased its access from approximately 400 accounts to almost 2,000 accounts. The Company also terminated its agency agreements in both Saskatchewan and Manitoba in favour of full-time dedicated Big Rock sales and marketing managers.

In British Columbia, Big Rock has agreements with three of the province's primary liquor distributors, Island Beer Distributors ("IBD") on Vancouver Island, Connect Logistics in Greater Vancouver and Signature Distribution in the Okanagan Valley and the Interior. In addition, in 2002 the Company has reached agreement with the British Columbia Liquor Distribution Branch to have its packaged products moved from its government-controlled warehouse and distribution system to private sector distributors and integrated with its draft products. This change will significantly improve the brewery's access to the on-premise packaged goods trade, and to the private sector liquor retail store network in that province.

In British Columbia, Bear Brewing distributes its packaged products through the British Columbia Liquor Distribution Branch warehouse and its draft products through Connect Logistics.

Since 1996, the Company has sold bottled beer in Ontario through a limited number of Liquor Control Board of Ontario ("LCBO") retail stores and Brewers Retail Inc. ("BRI") outlets. Big Rock appointed Guinness Import Company Ltd. as its exclusive distributor for draught in Ontario effective January 1, 1997. In keeping with the Company's philosophy that expansion into new markets requires a focused and concentrated effort, the Company also maintains sales and marketing staff in Ontario.

United States

The Company's products are sold through independent distributors in a limited number of western states in the United States. These distributors are responsible for compliance with all applicable state and United States federal regulations, for the payment of all applicable state and federal fees and taxes and for product promotion. In the years ended March 31, 2002, 2001 and 2000, sales to the United States represented  1.0%, 1.1% and 2.6%, respectively, of the Company's net sales.

Competition

The speciality or craft beer sector of the North American beer industry is made up of smaller scale breweries and contract breweries, including brewpubs, micro-breweries and regional speciality breweries, with annual output of a few hundred hls to several hundreds of thousands of hls. Makers of craft beer generally distinguish their products from mainstream brands by offering a wider variety of product styles that are more full flavoured and are brewed according to traditional European methods.

The Company seeks to distinguish its products on the basis of flavour, "freshness" (meaning beer is unpasteurized) and regional identity. By comparison, the leading brands have nationally oriented marketing programs, pasteurized products, and do not provide the local service, which Big Rock provides. In addition, the Company believes that the consistent flavour and quality of its beer from batch to batch distinguishes it from other regional and microbreweries which may not be able to achieve the same degree of consistency.

The Company experiences intense competition in Canada and the United States. The lager market, the largest segment of the beer market, is dominated by two of the world's largest breweries. In Alberta there are over 600 beer labels for consumers to choose from. The Company's principal competition in Canada is Labatt Breweries and Molson Breweries for conventional product, Sleeman Breweries Ltd., Brick Brewing Co. Ltd., and other breweries in the premium priced category, and imported beer from the United States, Italy, Mexico, Germany, Denmark and Japan.

The Company considers its principal competition in the United States to be the domestic craft breweries Anchor Brewing Co., Sierra Nevada Brewing Co., Redhook Ale Brewery, and Pyramid Brewing Co., and the imports Heineken, Corona and Becks.

Regulatory Matters

The brewery business is highly regulated. The Company's business is dependent on obtaining and maintaining all required licenses.  Various permits, licenses and approvals are necessary to the brewery operation and to permit the sale of alcoholic beverages. Licenses are currently required by various local, provincial and Federal agencies in areas where the Company produces and distributes its beers. The Company's U.S. distributors are responsible for compliance with all applicable laws and regulations of the jurisdictions in which they sell.

The Company's right to manufacture and sell its products in Alberta, its primary market, is governed by a liquor license, which is renewed annually by the Alberta Gaming and Liquor Commission ("AGLC") subject to the Company's compliance with the Liquor Control Act, the regulations thereunder, and all conditions prescribed by the AGLC.  Such regulations relate primarily to sales, delivery and selling practices.

All sales of liquor in Alberta must be made through AGLC-licensed retail outlets or licensees (i.e., bars, restaurants, and hotels). The AGLC remits payment for product sales to the Company, net of AGLC commissions, the federal goods and services tax and returns. See Note 2 (Revenue Recognition) of Notes to Consolidated Financial Statements of Big Rock in Schedule E attached hereto.

The Company as a brewery is subject to regulation by the Canada Customs and Revenue Agency (the "Department"). Breweries are required to notify the Department whenever there is a material change in the brewing process, brewing or packaging equipment, or changes or additions to the location of the brewery. The Department requires the Company to maintain a Brewers Bond, payable to the Department, equivalent to one months' excise tax based on the highest month's excise tax over the past year. The Company's operations are subject to audit and inspection by the Department at any time. The Company is required to prepare daily production reports and submit them monthly. The Company's taxable production is subject to a federal excise tax of $27.985 per hl produced in Canada.

Other agencies which regulate the Company's business include Saskatchewan Liquor and Gaming Authority, Manitoba Liquor Control Commission, Liquor Control Board of Ontario, British Columbia Liquor Distribution Branch, and the Bureau of Alcohol, Tobacco and Firearms in the United States.

There can be no assurance that in the future new or increased regulations will not be adopted at city, county, state, provincial or federal levels in the Company's markets. Such measures could include proposals for higher taxes on alcoholic beverages, or efforts to further regulate or limit producers, distributors or retailers of alcoholic beverages. The adoption of any such measures could have a material adverse effect on the Company's business.

Trade Regulations

The 1994 North American Free Trade Agreement (NAFTA) among Canada, Mexico and the United States expanded the 1989 Free Trade Agreement between Canada and the United States. To date, NAFTA has had no material affect on the Company's business or operations. However, the adoption of new trade regulations or future trade disputes that result in retaliatory practices or increased tariffs between the United States, Mexico and Canada could adversely affect the Company's business.

Proprietary Rights

Although the formulas for the Company's beers are proprietary trade secrets of the Company, there can be no assurance that others will not develop beers of the same or similar tastes and qualities as the Company's beers. The Company has registered the trademark "Big Rock" in the United States. The Company also owns the following trademarks, each of which is registered in Canada or the United States: Cock o'the Rock Porter, McNally's Extra Ale, Warthog Ale, Magpie Rye, Grasshopper Wheat Ale, Black Amber Ale, Dandelion Ale, Köld Lager, Canvasback, Rock Creek, Hakai and McNally's. The Company uses the names "Buzzard Breath" and "Traditional Ale" under license.

Under the common law of the United States and Canada, the Company may enforce its trademarks by enjoining infringing users and by obtaining damages against intentional infringes. A person who used such trademark before the Company's first use if the trademark is used on a similar product and there is a likelihood of confusion could enjoin the Company from using a trademark.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Trust will be entirely dependent on the operations of Big Rock and its direct and indirect subsidiaries and partnership interests. In turn, Big Rock's earnings and cash flows will be affected by certain risks associated with its brewing business and other risks described in this Information Circular. See "Risk Factors".

The table below details various summary financial and operating data prepared by management of Big Rock from the historical records of Big Rock and reflects the transportation business carried on by Big Rock.

Selected Consolidated Financial Information

The following table sets out selected consolidated financial data for Big Rock for the periods indicated:

	Six Months Ended Sept. 30, 2002 (unaudited)	________Years Ended March 31st______ (audited)
		2002	2001	2000
	(thousands except per share amounts)

Sales	$21,603	$34,523	$32,238	$31,707
Cash provided by operating activities	$2,386	$2,581	$3,411	$2,435
Per Share - basic and diluted	$0.44	$0.49	$0.69	$0.52
Net Income	$1,727	$1,218	$1,353	$1,461
Per Share - basic and diluted	$0.32	$0.24	$0.29	$0.31
Total Assets	$35,971	$33,061	$31,346	$29,918
Long-term Debt(1) (including current portion)	$3,147	$3,199	$5,038	$5,874
Purchase of capital assets and cash cost of acquisitions	$978	$3,004	$1,122	$1,143

Note:

(1)

On a consolidated basis, the Trust will continue to have long-term debt owing to third parties.

Quarterly Results of Operations

The following table provides selected quarterly financial information for the eight most recently completed fiscal quarters. This information is unaudited, but reflects all adjustments of a completed normal, recurring nature which are, in the opinion of management of Big Rock, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of Big Rock's financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Three months ended
	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002
	(unaudited) (thousands, except per share amounts)

Sales	$7,284	$6,608	$9,205	$10,520	$7,520	$7,279	$10,334	$11,270
Cash Flow	$420	$869	$244	$1,693	$973	($328)	$1,345	$1,041
Per Share - basic and diluted	$0.09	$0.18	$0.05	$0.32	$0.19	($0.06)	$0.25	$0.19
Net Income	$217	($25)	$465	$709	$345	($301)	$802	$925
Per Share - basic and diluted	$0.05	($0.01)	$0.09	$0.14	$0.07	($0.06)	$0.15	$0.17
Total Assets	$30,283	$31,346	$34,857	$32,973	$32,986	$33,061	$34,114	$35,971
Long-term Debt	$5,488	$5,038	$4,579	$4,123	$3,661	$3,199	$2,741	$3,148

The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying results included herein.

Business Environment

Big Rock Brewery Ltd. is a regional producer, marketer, and distributor of bottles, cans, and kegs of premium quality specialty beers, also known as craft beers.

The Company has sales and distribution facilities at the Brewery in Calgary, Alberta as well as in Edmonton, Alberta. Company sales representatives are also resident in British Columbia, Saskatchewan, Manitoba, and Ontario. Through its 50% interest in the BWB Joint Venture with Bear Brewing Company, the Company sold and distributed Bear, Whistler, and Bowen products in British Columbia and Alberta. The Company acquired 100% of Bear Brewing Company effective July 1, 2002. In the western United States the Company's products are distributed by third party agents.

The Company's beer products compete primarily in the premium beer segment, the defining qualities of which are taste, price, quality, and image. This category includes both domestic and imported premium beers. The premium beer segment has become increasingly competitive over the past several years due to the major domestic brewers producing and aggressively marketing craft style beer products and the entry of more imported premium products into the marketplace.

The large multi-national beer companies have substantially greater resources for support of marketing and distribution activities and compete aggressively with extensive advertising and promotion campaigns. However, the increased emphasis on "fuller-flavoured" beers by the large brewers has the effect of increasing customer awareness of premium premium beers and the continued growth of this segment.

Big Rock is well positioned to benefit from a continued movement of consumer preferences towards higher quality, more flavourful beers. The Company will continue to focus its marketing efforts on its core brands. The Company believes that its brand equity and the quality and consistency of its products will ensure that it is able to compete effectively with both the domestic premium brands and the imports.

Beer sales are generally dependent to a significant degree on weather and the seasons, so the first two fiscal quarters, spring and summer, are historically stronger than autumn and winter, the third and fourth fiscal quarters. The higher volumes of sales in the summer months are also affected by weather conditions and holidays.

Six Months Ended September 30, 2002 compared to Six Months Ended September 30, 2001

Sales

Gross sales revenue increased to $21,603,455 in the six month period ended September 30, 2002 compared to $19,724,651 in the similar period last year, a 10% increase.

In terms of volume, hectoliters sold increased to 85,311 from 72,280 the previous year, an 18% increase.

The July 1, 2002 acquisition of Bear Brewing Company Ltd. contributed sales volume of 4,700 hl for the most recent quarter including sales of Joe Stiff's Spiked Root Beer.

A changing sales mix reflecting the large increase in sales of the Company's new value-priced lager, Alberta Genuine Draft, has caused a drop in revenue per hectoliter this year over last year.

Government Taxes and Commissions

Various provincial government markups on beer and federal excise tax are paid by the Brewery. These taxes amounted to $4,890,747 (2001 - $5,224,049), an approximate 6% decrease. This improvement is primarily due to the reduction in the Alberta Government markup on beer charged to the small brewery sector effective April 5, 2002.

Revenue net of government taxes and commissions increased to $16,712,708 from $14,500,602 last year a 15% increase.

Cost of Sales

Cost of sales as a percentage of sales was up 1% this year over the same six month period last year.  This is primarily due to the accumulation of small increases in input costs.

Gross Profit

Gross margin at 47% of gross sales improved from 44% in the comparable six month period last year.  This is primarily due to the decrease in Alberta markup on beer charged to small brewers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 5% this year over the six month period last year. As a percentage of gross sales revenue, selling, general and administrative expenses decreased by 1%. This is due to the ongoing management focus on decreasing selling expenses.

EBITDA (Earnings before Interest, Taxes & Amortization)

EBITDA for the six months ended September 30, 2002 was $3,691,121 a 38% increase over EBITDA for the comparable period last year of $2,669,082. The increase was due to increased sales volume as well as the lower Alberta beer tax.

Amortization Expense

Total capital asset additions, including the purchase of Bear View capital assets of $1,409,553 and Bear Brewing capital assets of $650,000, resulted in an increase of $162,608 in amortization expense relating to capital assets in the current six month period over the same period last year.

Income Tax Expense

Income tax has been provided for at a rate of 43.6% this year (2001 - 44.6%) less the manufacturing and processing tax credit resulting is an effective rate of approximately 37%. In 2001 the Company was able to apply the last of its loss carry-forward amounts to reduce the amount of current income taxes.  As these tax losses were not available this year the current income tax liability increased by $749,948 while the future income tax liability decreased by $391,481.

Net Income

An increase in sales volume and a decrease in government commissions are the primary contributors to a 49% improvement in net income for the current six month period to $1,726,815 from $1,174,231 in the comparable period last year.

Liquidity and Capital Resources

The Company had positive working capital of $1,853,483 as at September 30, 2002, an improvement of $719,020 since the March 31, 2002 year-end.

Cash provided by operating activities for the first two quarters this year was $2,385,565 (2001 - $1,936,124).

At September 30, 2002 the Company had utilized $741,150 (March 31, 2002 – $1,857,882) of its $3,000,000 bank operating line of credit. This credit facility bears interest at Royal Bank prime rate.

The Company's long-term debt facility with the Royal Bank of Canada, was paid down by $919,524 during the quarter to $2,279,535. At the current rate of debt reduction the Company's long-term bank debt will be eliminated in approximately fifteen months.

Security for these borrowings is a general assignment of the Company's assets.

Financing activities in the current period included the exercise of stock options by employees for proceeds of $287,698.

During the first six months of our current fiscal year the Company invested $763,295 (2001 - $1,565,409) in capital asset additions. This expenditure was primarily for the purchase of the Kamloops Brewery and additional fermenting tanks for the Calgary brewery. In the third quarter of our current fiscal year the Company will begin construction of a warehouse facility at the Bear Brewery and add additional fermenting tanks at the Calgary Brewery at an estimated aggregate cost of $800,000, to be financed with cash flow and the line of credit.

On July 1, 2002 Big Rock acquired 100% of Bear Brewing Company Ltd. of Kamloops, B.C. for 100,000 Big Rock shares valued at $7.75 for a total consideration of $775,000. Bear Brewing Company Ltd. is an established craft brewer with several popular brands including, Black Bear Ale, Brown Bear Ale, and Polar Bear Lager. The Company also produces Joe Stiff's Spiked Root Beer, a vodka based beverage and several private brand products. Bear Brewing contributed $115,000 in net income in the most recent quarter.

Simultaneously with the Bear acquisition, Big Rock exercised its option to acquire the remaining 50% of Bear View Developers Ltd. for a cash payment of $215,000. Bear View owns the land and building that Bear Brewing occupies. Big Rock had acquired its initial 50% of Bear View in the previous fiscal year. The Company assumed an existing $870,000 mortgage on the land and building.

The Company may issue equity in the future as consideration for potential acquisitions. Otherwise the Company expects to meet its financing needs in fiscal 2003 using operating cash flow and its demand credit facility to the extent required.

Year Ended March 31, 2002 compared to Years Ended March 31, 2001 and March 31, 2000

Sales

Sales revenue increased to $34,522,928 this year from $32,238,035 last year and $31,707,142 in 2000. The 7% increase this year was due primarily to increased shipments into the Company's three largest markets, Alberta, British Columbia, and Ontario; and included $718,259 related to Whistler and Bowen products.

In terms of volume, hls sold increased to 127,516 from 120,420 the previous year (a 6% increase) and 117,918 in 2000.

Government Taxes and Commissions

Various provincial government mark-ups on beer and federal excise tax are paid by the Brewery. These taxes amounted to $9,613,847 (2001 - $9,038,357; 2000 - $8,990,216), approximately 28% of the gross sales amount in each year.

Effective April 5, 2002 the Alberta Gaming and Liquor Commission reduced its mark-up rates on beer to $40/hl for producers with annual production under 200,000 hls. Previously the Alberta mark-up was based on a graduated scale. During the 2002 fiscal year the Company paid an average mark-up of $59/hl. The Company expects that the reduced mark-up will result in higher net sales as a percentage of gross revenues and increased cash flow in fiscal 2003.

Canada continues to levy one of the highest taxes in the world against the small brewery segment and Big Rock continues to diligently pursue this matter with the federal government.

Cost of Sales

Cost of sales as a percentage of sales was up 1% in fiscal 2002 over the previous two years. On an unconsolidated basis Big Rock's cost of manufacturing was relatively constant when compared with the prior year. The transfer of production of the Whistler and Bowen brands to Bear Brewing resulted in some additional one time costs in this transitional year. The Company expects that new economies of scale, Whistler/Bowen brand rationalization, and its conversion to the industry standard bottle (as of March 1, 2002) will positively impact the cost of manufacturing next year.

Gross Profit

Gross margin was constant year-over-year at 43% of gross sales.

Selling Expense

Selling expenses are comprised of promotional materials, automobile related costs, and sales representative expenses, advertising, promotion, and marketing campaign costs, sales salaries, delivery and trucking costs, sponsorships, and agents' commissions. Selling expenses as a percentage of sales were 25% this year, down 1% from last year and up 1.5% over 2000. Selling and promotional expenditures were increased in 2001 to maintain market position. The Company has recently made a number of changes to its sales management personnel and distribution channels which are expected to increase sales volumes but will also increase selling expenses.

General and Administrative Expense

General and administrative expenses increased 1% as a percentage of sales this year over last. The increase year-over-year was 20%. This significant increase was due to a number of factors. There was an increase in business and property taxes, up $55,000 due to the acquisition of the Edmonton warehouse, and a $46,000 increase in B.C. social services tax. Public filing requirement expenditures were up $21,000, and Brewery tours expense was up by $46,000. The largest item however was the $155,000 increase in office salaries. During the year the Company appointed a new General Manager, Brewery Operations to succeed the Brewmaster who retired in 2002 and who will continue to receive salary and benefits until July, 2003.

EBITDA (Earnings before Interest, Taxes & Amortization)

References to EBITDA are to unadjusted earnings before interest, income taxes and amortization. EBITDA at $3,755,594 was relatively flat with last year ($3,782,486). The small decrease was primarily due to the increase in general and administrative expenses. In 2000, EBITDA was $4,146,042, when selling and promotion expenditures were considerably lower.

Interest Expense

Interest on long-term debt at $294,027 decreased by $157,894 from last year due to the $1,838,779 reduction of principal during the year and lower interest rates (6.8% vs 8.3% in 2001). In 2000 interest on long-term debt was $481,400.

Short-term interest expense at $34,163 was $57,835 less than last year and similar to the amount expended in 2000, as less use was made of the bank operating line during the year.

Amortization Expense

Major capital expenditures during the year were incurred to: purchase a warehouse in Edmonton at $852,000; upgrade the canning and bottling lines at a cost of $124,000; $160,000 for the implementation of a new computer-based order-entry sales system, and: $117,000 to erect a temporary structure to house the Big Rock private mould beer bottles. In addition, Whistler capital assets of $404,000 are included in capital additions this year. Total net capital asset additions of $2,475,448 resulted in an increase of $227,624 in amortization expense relating to capital assets this year over last year.

Income Tax Expense

The statutory rate of income tax was 43.6% this year (2001 and 2000 - 44.6%). The manufacturing and processing tax credit reduced the effective rate to approximately 38%. In 2002, as required by the Canadian Institute of Chartered Accountants, the Company changed its method of accounting for future income taxes. Income tax rate reductions during 2001 resulted in a reduction of $166,000 in income tax expense. In 2001 the Company was able to apply the last of its loss carry-forward amounts to reduce the amount of current income taxes. As these tax losses were not available this year the current income tax liability increased by $499,000 while the future income tax liability decreased by $403,000. The Company's effective tax rates in 2001 and 2000 were 34% and 41% respectively.

Net Income

Net income for the year was $1,217,786 (2001- $1,352,573; 2000 - $1,461,119) a decrease of $134,787 over 2001. Earnings per share this year were $0.24 (2001- $0.29; 2000 - $0.31). During the year 355,006 new shares were issued and 22,500 shares were cancelled pursuant to a normal course issuer bid. In 2001, 148,800 shares were cancelled pursuant to the normal course issuer bid.

Liquidity and Capital Resources

The Company had positive working capital of $1,134,463 at March 31, 2002. The Company's principal sources of liquidity have been cash flow from operations, the sale of common shares, and a bank line of credit.

Cash provided by operating activities in fiscal 2002 was $2,580,526 (2001 - $3,410,990; 2000 - $2,435,399). Differences are largely due to the timing of the collection of accounts receivable and the payment of accounts payable over year-end.

At March 31, 2002 the Company had utilized $1,857,882 (2001 - $1,362,907; 2000 - $2,244,903) of its $3,000,000 bank operating line of credit. This credit facility bears interest at Royal Bank of Canada's prime rate.

The long-term debt facility, also with the Royal Bank of Canada, was paid down by $1,838,779 during fiscal 2002 to $3,199,059. (2001 - $5,037,838; 2000 - $5,874,413) A blended payment of $155,000 is made monthly. Security for these borrowings is a general assignment of the Company's assets. See Note 6 of Notes to Financial Statements of Big Rock attached hereto as Schedule E for a description of the terms of the bank facilities.

Financing activities in fiscal 2002 included the private placement of shares for proceeds of $990,000 ($1,800,000 in 2001) and an expenditure of $102,650 (2001 - $744,304; 2000 - $1,358,205) for the open market purchase of 22,500 common shares under the Company's normal course issuer bid. This reduced share capital by 22,500 shares having a book value of  $52,925. (2001 – 148,800 - $324,263; 2000 – 218,700 - $473,188). The excess of market price paid over book value was charged to retained earnings. The normal course issuer bid expired on August 27, 2001.

During fiscal 2002, the Company acquired Whistler Brewing Company at a cost of $159,821 cash and shares valued at $641,279. The Company also acquired 50% of Bear View Developers Ltd. for $200,000 cash.

During fiscal 2002, the Company invested $2,475,448 (2001 - $1,121,590; 2000 - $1,143,222) in capital asset additions. These expenditures were primarily for the purchase of a new Edmonton distribution facility and for upgrades to the bottling and canning lines. The Company also developed a new order entry sales reporting system this year which is providing superior management information for timely decision making

CONSOLIDATED CAPITALIZATION

The following table presents the consolidated capitalization of Big Rock as at March 31, 2002 and of Big Rock or the Trust, as the case may be, as at September 30, 2002, before and after giving effect to the Arrangement.

Designation	Authorized	Big Rock Outstanding as at March 31, 2002	Big Rock Outstanding as at September 30, 2002	Trust as at September 30, 2002 after giving effect to the Arrangement
		(audited)	(unaudited)	(unaudited)
		(thousands, unless otherwise noted)

Bank Operating Loan(1)		$1,858	$741	$1,391(5)

Long-term Debt(2)		$3,199	$3,147	$3,147

Common Shareholders' Equity(3)	unlimited	$21,784	$24,574	-
		(5,241,556 shares)	(5,400,156 shares)

Preferred Shareholders' Equity	unlimited	Nil	Nil	-

Unitholders' Equity	unlimited	-	-	$24,139(6)
				(5,533,419 Units)(4)

Notes:

(1)

The Company has a demand revolving credit facility with a maximum limit of $3,000,000. Advances under the facility bear interest at the Royal Bank prime rate (effective rate at March 31, 2002 – 3.75%). Collateral provided for this loan is the same as for long-term debt.

(2)

A fixed and floating charge debenture and supplemental debenture for $7,000,000 covering all assets, a general security agreement and an assignment of fire insurance have been provided as collateral for credit facilities. The facilities impose a number of positive and negative covenants on the Company including the maintenance of certain financial ratios. At March 31, 2002 and September 30, 2002 the Company was in compliance with all of its debt covenants. These facilities bear variable rates of interest ranging from Royal Bank prime to prime plus ¾% depending on the Company's average quarterly interest coverage ratios.

(3)

Big Rock also has 599,350 Common Shares reserved for issuance pursuant to currently outstanding options.

(4)

Assuming a Weighted Average Trading Price of $7.25 and that all Optionholders receive the In-the-Money Settlement Amount and, in turn, the In-the-Money Settlement Amount Right which will be exchanged for Notes which, pursuant to the Plan of Arrangement, will result in former Optionholders receiving an aggregate of 116,563 Trust Units.

(5)

The advance under the bank operating loan has been increased by $650,000 to reflect the estimated cost of the Arrangement.

(6)

Unitholders' Equity has been decreased by the estimated cost of the Arrangement ($650,000) and increased by proceeds from stock option exercises between September 30, 2002 and the date hereof.

DESCRIPTION OF SHARE CAPITAL

Common Shares

Big Rock is authorized to issue an unlimited number of Common Shares, the holders of which are entitled: to receive notice of and to attend and vote at all meetings of Shareholders, except meetings at which only holders of a specified class of shares are entitled to vote; to receive any dividend declared by the Company on this class of shares; provided that the Company shall be entitled to declare dividends on the Preferred Shares, or on any of such classes of shares without being obliged to declare any dividends on the Common Shares of the Company; subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to receive the remaining property of the Company upon dissolution in equal rank with the holders of all other Common Shares of the Company; and to the rights, privileges and restrictions normally attached to Common Shares. There are no redemption or sinking fund provisions relating to the Common Shares, and the Common Shares are not subject to further capital calls by the Company.

Class "A" Shares

At the discretion of the directors of the Corporation but subject always to the rights of the holders of the Preferred Shares and the provisions hereof, dividends may be paid on the Class "A" Shares (to the exclusion of the others and to the exclusion of the Class "B" Shares).  No dividends shall at any time be declared on the issued and outstanding Class "A" Shares if the result of the payment of the dividend once declared would be to impair the ability of the Corporation immediately thereafter to redeem or purchase all of the issued and outstanding Preferred Shares, to purchase all of the issued and outstanding Class "B" Shares at the Class "B" Retraction Price (as hereinafter defined) and redeem or purchase all of the issued and outstanding Class "C" Shares at the Class "C" Redemption Price (as hereinafter defined).  The registered holder of each Class "A" Share shall be entitled to receive notice of and attend all meetings of Shareholders of the Corporation and shall, in respect of each such share so held by him, be entitled to vote at any such meeting or to consent to a resolution in writing to be signed by all or any of the Shareholders of the Corporation.  Subject to the prior rights of the holders of the Preferred Shares, the Class "B" Shares and the Class "C" Shares, in the event of a liquidation, dissolution, or winding-up of the Corporation, either voluntarily or involuntarily, or other distribution of assets or property of the Corporation amongst its Shareholders for the purpose of winding up its affairs, the holders the Class "A" Shares shall be entitled to participate equally with the Class "B" Shares, share for share, in the distribution of the remaining assets of the Corporation.

Class "B" Shares

The price or consideration payable entirely in lawful money of Canada at which a Class "B" Share may be retracted (the "Class "B" Retraction Amount") by the holder thereof shall be the amount of the consideration received therefor as determined by the directors of the Corporation at the time of issuance of the Class "B" Share and adjusted by the directors at any time or times so as to ensure that the Class "B" Retraction Amount of such Class "B" Share issued as partial or total consideration for the purchase by the Corporation of any assets or the conversion or exchange of any shares (the "Class "B" Consideration") shall equal the difference between the fair market value of the Class "B" Consideration as at the date of purchase, conversion, or exchange by the Corporation and the aggregate value of the non-share consideration, if any, issued by the Corporation as partial or total consideration for the Class "B" Consideration, less $0.0001.

For greater certainty, such fair market value shall be determined by the directors of the Corporation, upon such expert advice as they may deem necessary.  However, should any competent taxing authority at any time issue or propose to issue any assessment or assessments that impose or would impose any liability for tax on the basis that the fair market value of the Class "B" Consideration is other than the amount approved by the directors and if the directors or a competent Court or tribunal agree with such revaluation and all appeal rights have been exhausted or all times for appeal have expired without an appeal having been taken or should the directors of the Corporation otherwise determine that the fair market value of the Class "B" Consideration is other than the amount previously approved by the directors, then the Class "B" Retraction Amount of the Class "B" Shares shall be adjusted nunc pro tunc pursuant to the provisions of this paragraph to reflect the agreed upon fair market value and all necessary adjustments, payments and repayments as may be required shall forthwith be made between the proper parties.

No additional Class "B" Shares shall be issued by the Corporation at any particular time if, at that time, there are any Class "B" Shares of the Corporation then issued and outstanding.

When and if declared by the directors of the Corporation in their discretion, the holders of the Class "B" Shares in any calendar year shall be entitled to receive out of the net profits or surplus of the Corporation properly applicable to the payment of dividends, such dividends as the directors may determine; provided that dividends may be paid on the Class "B" Shares without annual dividends having been declared on the Common Shares and/or the Class "A" Shares; and further provided always that no dividends shall at any time be declared on the issued and outstanding Class "B" Shares if the result of the payment of the dividend once declared would be to impair the ability of the Corporation immediately thereafter to redeem all of the issued and outstanding Preferred Shares, if any, purchase all of the Class "B" Shares at the Class "B" Retraction Price (as hereinafter defined) and redeem or purchase all of the Class "C" Shares at the Class "C" Redemption Price (as hereinafter defined).

Subject to the ABCA, the holders of the Class "B" Shares shall not, as such, be entitled to receive notice of or to attend or vote at any meeting or meetings of the Shareholders of the Corporation.

Subject to the prior rights of the holders of the Preferred Shares, upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its Shareholders for the purpose of winding up its affairs, the holders of the Class "B" Shares shall be entitled to receive for each such share, in priority to the holders of the Common Shares, the Class "A" Shares and the Class "C" Shares, the Class "B" Retraction Amount per share together with all declared but unpaid dividends thereon (herein referred to as the "Class "B" Retraction Price"). Thereafter, subject to the rights of the Class "C" Shares, the holders of the Class "B" Shares shall be entitled to participate equally with the Common Shares and the Class "A" Shares, share for share, in the distribution of the remaining assets of the Corporation.

Upon written notice of any holder of Class "B" Shares, the Corporation shall, within ten days (or such other period of time as may be set at the time of issuance of the said Class "B" Shares) following the receipt of such notice at the registered office of the Corporation redeem or purchase all or such portion of the outstanding Class "B" Shares included in such notice, for the sum equal to the aggregate Class "B" Retraction Price.  The manner of retraction of the Class "B" Shares will be as follows:

(a)

The retraction of the Class "B" Shares shall be made by written notice by the holder thereof to the Corporation at its head office in the following manner:

(i)

such notice shall set out the Class "B" Retraction Price and the date on which retraction is to take place, and, if only part of the Class "B" Shares held by the person are to be retracted, the number thereof to be retracted;

(ii)

on or after the date so specified for retraction, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class "B" Shares to be retracted, the Class "B" Retraction Price thereof on presentation and surrender at the head office of the Corporation, or any other place designated in such notice, of the certificates for the Class "B" Shares being retracted and the certificates for such shares shall thereupon be cancelled and the shares represented thereby be deemed to be retracted.  If only part of the shares represented by any certificate are retracted, a new certificate for the balance shall be issued at the expense of the Corporation; and

(iii)

from and after the date specified in any such notice, the Class "B" Shares called for retraction shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of their rights of Shareholders in respect thereof, unless payment of the Class "B" Retraction Price shall not be made upon the presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

Class "C" Shares

The price or consideration payable entirely in lawful money of Canada at which the Class "C" Shares shall be redeemed (the "Class "C" Redemption Amount") shall be the sum of $0.0001 per share.  No additional Class "C" Shares shall be issued by the Corporation at any particular time if, at that time, there are any Class "C" Shares of the Corporation then issued and outstanding.  No dividends shall at any time be declared on the issued and outstanding Class "C" Shares.  The registered holder of each Class "C" Share shall be entitled to receive notice of and attend all meetings of Shareholders of the Corporation and shall, in respect of each such share so held by him, be entitled to vote at any such meeting or to consent to a resolution in writing to be signed by all or any of the Shareholders of the Corporation.  Subject to the prior rights of the holders of the Preferred Shares and the Class "B" Shares, upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its Shareholders for the purpose of winding up its affairs, the holders of the Class "C" Shares shall be entitled to receive for each such share, in priority to the holders of the Common Shares and the Class "A" Shares, the Class "C" Redemption Amount per share together with all declared but unpaid dividends thereon (herein referred to as the "Class "C" Redemption Price").  After payment to the holders of the Class "C" Shares of the Class "C" Redemption Price for each such share as aforesaid, the holders of the Class "C" Shares shall have no further right or claim to any of the remaining assets of the Corporation.

The Corporation may, upon giving written notice, redeem or purchase the whole or any part of the Class "C" Shares held by one or more Shareholders on payment for each share to be redeemed or purchased of the Class "C" Redemption Price.  Upon written notice of any holder of Class "C" Shares, the Corporation shall, within ten days (or such other period of time as may be set at the time of issuance of the said Class "C" Shares) following the receipt of such notice at the registered office of the Corporation redeem or purchase all or such portion of the outstanding Class "C" Shares included in such notice, for the sum equal to the aggregate Class "C" Redemption Price.  The manner of retraction of the Class "C" Shares will be as follows:

(b)

The redemption or purchase of the Class "C" Shares shall be made in the following manner:

(i)

the Corporation shall, at least ten days before the date specified for redemption or purchase or such lesser period of time as may be unanimously agreed upon by the holders of all Class "C" Shares then being redeemed or purchased, mail to each person, who at the date of mailing, is the registered holder of the Class "C" Shares to be redeemed or purchased, a notice in writing of the intention of the Corporation to redeem or purchase such Class "C" Shares.  Such notice shall be mailed to each such Shareholder at his address as it appears on the books of the Corporation, or in the event the address of any such Shareholder not so appearing, then the last known address of such Shareholder, provided, however, that an accidental failure or omission to give such notice to one or more of such Shareholders shall not affect the validity of such redemption or purchase as to the other holders;

(ii)

such notice shall set out the Class "C" Redemption Price, whether the shares are being redeemed pursuant to Section 36 of the ABCA, or whether the shares are being purchased pursuant to Section 34 of the ABCA, and the date on which redemption or purchase is to take place, and, if only part of the Class "C" Shares held by the person to whom it is addressed are to be redeemed or purchased, the number thereof so to be redeemed or purchased;

(iii)

on or after the date so specified for redemption or purchase, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class "C" Shares to be redeemed or purchased, the Class "C" Redemption Price thereof on presentation and surrender at the head office of the Corporation, or any other place designated in such notice, of the certificates for the Class "C" Shares called for redemption or purchase and the certificates for such shares shall thereupon be cancelled and the shares represented thereby be deemed to be redeemed or purchased.  If only part of the shares represented by any certificate are redeemed or purchased, a new certificate for the balance shall be issued at the expense of the Corporation;

(iv)

from and after the date specified in any such notice, the holders the Class "C" Shares called for redemption or purchase shall not be entitled to exercise any of their rights of Shareholders in respect thereof, unless payment of the Class "C" Redemption Price shall not be made upon the presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected; and

(v)

the Corporation shall have the right at any time after mailing of the notice of its intention to redeem or purchase any Class "C" Shares to deposit to a special account in any chartered bank or any trust company in Canada named in such notice, the Class "C" Redemption Price of the shares so called for redemption or purchase, or the Class "C" Redemption Price of such number of said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption or purchase.  The deposit shall be made in such a manner that it will be paid without interest to or to the order of the respective holders of such Class "C" Shares called for redemption or purchase upon presentation and surrender to such bank or trust company of the share certificate or certificates representing the same, and upon such deposit being made or upon the date specified for the redemption or purchase in such notice, whichever is the later, the Class "C" Shares in respect whereof such deposit shall have been made and be deemed to be redeemed or repurchased and the rights of the holder thereof after such deposit or such redemption or purchase date, as the case may be, shall be limited to receiving without interest their proportionate share of the total Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation.

(c)

If only part of the outstanding Class "C" Shares are to be redeemed or purchased at the option of the Corporation at any one time, the directors may, in their absolute discretion, determine the Class "C" Shares so to be redeemed or purchased and such redemption or purchase need not be pro-rata to the holding of any member or on any other fixed basis.

Preferred Shares

Big Rock is authorized to issue an unlimited number of Preferred Shares which as a class have attached thereto the following rights, privileges, restrictions and conditions: the Preferred Shares may at any time and from time to time, be issued in one or more series and subject to the following provisions, and subject to the sending of articles of amendment to the Registrar in prescribed form, and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of Preferred Shares which is to comprise each series and determine the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and the terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions; the Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Company amongst its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences, not inconsistent with the Articles, over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares; if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital; and the holder of each share of a series of Preferred Shares shall not, except as otherwise specifically provided in the rights, privileges, restrictions and conditions attaching to the particular series or as otherwise specifically provided for in the ABCA, be entitled to receive notice of or to vote at a meeting of shareholders. When the holders of Preferred Shares vote separately as holders of Preferred Shares, each holder shall be entitled to one vote in respect of each $1.00 of aggregate stated issue price of Preferred Shares held by such holders.

PRIOR SALES

Except for Common Shares issued on exercise of stock options, no Common Shares have been issued during the 12 months preceding the date hereof except as set out below:

Date	Number of Common Shares	Price Per Share	Consideration

December 2001	31,962	$4.75	Property(1)

July 2002	100,000	$7.75	Property(2)

Notes:

(1)

Payment for shares of Whistler Brewing Company Ltd.

(2)

Payment for shares of Bear Brewing Company Ltd.

DIVIDEND RECORD AND POLICY

No dividends have been paid on the Common Shares since incorporation. Any decision to pay dividends on the Common Shares in the future will be made by the Board of Directors of Big Rock on the basis of Big Rock's earnings, financial requirements and other conditions existing at the time.

TRADING HISTORY

The Common Shares are listed for trading on the TSX under the symbol "BR".  The following tables set forth the reported high and low sale prices and the trading volumes for the periods indicated on the TSX.

	Price Range(1)
	High	Low	Volume(1)

2000(2)
3rd Quarter	$6.00	$5.10	107,049
4th Quarter	$5.50	$4.50	96,270

2001(2)
1st Quarter	$5.25	$4.15	298,702
2nd Quarter	$4.90	$4.10	97,879
3rd Quarter	$5.75	$4.40	110,438
4th Quarter	$5.00	$4.19	273,884

2002
1st Quarter	$5.68	$4.50	135,719
July	$7.80	$7.20	146,768
August	$7.60	$6.65	35,733
September	$7.55	$6.04	132,123
October	$7.36	$6.35	45,899
November (1-15)	$7.00	$6.60	17,086

Note:

(1)

All information is as reported by the TSX.

(2)

The reference to quarters refers to Big Rock's fiscal quarters as opposed to the actual calendar quarters.

(3)

The Common Shares are also listed on the NASDAQ system under the symbol "BEER".

The closing price of the Common Shares on September 19, 2002, the day prior to the announcement of the Arrangement, was $6.20 on the TSX.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, senior officer, executive officer or any of their respective associates or affiliates is or has been at any time since the beginning of the last completed fiscal year been indebted to Big Rock or any of its subsidiaries, except as otherwise disclosed herein.

PRINCIPAL SHAREHOLDERS

The directors and senior officers of Big Rock, as a group, own, directly or indirectly, or exercise control or direction over 2,903,942 Common Shares representing approximately 54% of the presently issued and outstanding Common Shares. See "Directors and Officers". After giving effect to the Arrangement and assuming that all of the directors and senior officers exercise their options to acquire 329,500 Common Shares, such holdings will be 3,233,442 Units representing approximately 54% of the issued and outstanding Units.

To the knowledge of the directors and officers of Big Rock, as at November 19, 2002, the only persons, firms or corporations owning, beneficially or of record, directly or indirectly, or exercising control or discretion over Common Shares carrying more than 10% of the voting rights of Big Rock are Messrs. McNally and Riddell, Calgary, Alberta, who own and exercise control or direction over an aggregate of 1,572,388 Common Shares of Big Rock, representing 29% of the issued and outstanding Common Shares.

STOCK OPTIONS

Pursuant to Big Rock's Stock Option Plan (the "Plan"), the following stock options to acquire Common Shares have been granted by the Board of Directors of Big Rock and are presently outstanding.

Group (Number of Persons)	Number of Options	Date of Grant	Exercise Price	Trading Price at Date of Grant	Date of Expiry

Executives (3)	10,000	Dec. 30, 1997	$5.75	$5.75	Dec. 30, 2002
	40,000	May 19, 1999	$5.00	$5.00	May 18, 2004
	42,000	Dec. 6, 1999	$5.90	$5.90	Dec. 5, 2004
	75,000	Dec. 24, 1999	$7.60	$7.60	Dec. 23, 2004
	30,000	May 12, 2000	$5.05	$5.05	May 12, 2005
	75,500	Dec. 14, 2000	$4.85	$4.85	Dec. 14, 2005
	7,500	Sept. 25, 2001	$4.50	$4.50	Sept. 25, 2006
	5,000	Mar. 19, 2002	$5.00	$5.00	Mar. 19, 2007
	5,000	July 23, 2002	$7.23	$7.23	July 23, 2007
	7,500	Oct. 22, 2002	$6.35	$6.35	Oct. 22, 2007

Directors (Non-Executives) (10)	14,000	Dec. 30, 1997	$5.75	$5.75	Dec. 30, 2002
	2,000	May 19, 1999	$5.00	$5.00	May 18, 2004
	4,000	Dec. 6, 1999	$5.90	$5.90	Dec. 5, 2004
	2,000	May 12, 2000	$5.05	$5.05	May 12, 2005
	6,000	Dec. 14, 2000	$4.85	$4.85	Dec. 14, 2005
	4,000	Mar. 19, 2002	$5.00	$5.00	Mar. 19, 2007

Employees (56)	9,100	Dec. 30, 1997	$5.75	$5.75	Dec. 30, 2002
	10,400	May 19, 1999	$5.00	$5.00	May 18, 2004
	45,500	Dec. 24, 1999	$7.60	$7.60	Dec. 23, 2004
	29,500	Dec. 14, 2000	$4.85	$4.85	Dec. 14, 2005
	900	Feb. 1, 2001	$4.85	$4.85	Feb. 1, 2006
	29,950	Sept. 25, 2001	$4.50	$4.50	Sept. 25, 2006
	18,500	Mar. 19, 2002	$5.00	$5.00	Mar. 19, 2007
	25,250	July 23, 2002	$7.23	$7.23	July 23, 2007
	65,750	Oct. 22, 2002	$6.35	$6.35	Oct. 22, 2007

Consultants (4)	5,000	Dec. 30, 1997	$5.75	$5.75	Dec. 30, 2002
	2,000	May 19, 1999	$5.00	$5.00	May 18, 2004
	2,000	May 12, 2000	$5.05	$5.05	May 12, 2005
	1,000	Dec. 14, 2000	$4.85	$4.85	Dec. 14, 2005
	25,000	Sept. 25, 2001	$4.50	$4.50	Sept. 25, 2006
Total	599,350

Pursuant to the Arrangement, Optionholders will be entitled to enter into Option Cancellation Agreements with Big Rock, the Trust and AcquisitionCo. Each Optionholder who executes an Option Cancellation Agreement will receive their In-the-Money Settlement Amount paid in Notes, on the basis of the In-the-Money Settlement Amount Exchange Ratio, which Notes will, in turn, be exchanged for Trust Units pursuant to the Arrangement. Any Remaining Options (other than Remaining Options held by a Dissenting Optionholder) which are not subject to an Option Cancellation Agreement and which have not, as at the Effective Time, been exercised by the Optionholder, will be deemed to have been exchanged with the Trust for replacement Trust Unit Options with the same vesting, exercise price and expiry date as the Remaining Options.

DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the directors and officers of Big Rock, their principal position with Big Rock:

Name and Municipality of Residence	Position	First Year Appointed to Position	Principal Occupation

Edward E. McNally(2) Calgary, Alberta	Chairman, Chief Executive Officer and Director	September 24, 1984	Chairman and Chief Executive Officer of Big Rock

Robert J. King Calgary, Alberta	President and Director	June 1, 2000	President of Big Rock

Timothy A. Duffin Calgary, Alberta	Chief Financial Officer	September 15, 2000	Chief Financial Officer of Big Rock

Robert H. Hartley(1) High River, Alberta	Director	October 8, 1984	Businessman

James M. Jackson(2) Durango, Colorado	Director	August 27, 1996	Partner of Jackson & Jackson, a real estate development partnership.

Kathleen McNally-Leitch Calgary, Alberta	Director	August 27, 1996	Principal Owner of McNally and Cerveny Associates Limited, a landscape architecture company.

Cameron Millikin Calgary, Alberta	Director	August 6, 1999	Chairman of Baymont Capital Resources Inc.

Charles W. Wilson Evergreen, Colorado	Director	August 6, 1999	Businessman

Mogens Smed Calgary, Alberta	Director	August 6, 1999	Chief Executive Officer of SMED International

Clayton H. Riddell(1) Calgary, Alberta	Director	March 16, 2001	President of Paramount Resources Ltd.

Robert G. Peters Calgary, Alberta	Director	July 25, 2001	President of Black Diamond Land and Cattle Company; Chairman of Elbow Valley JV Partnership

Gordon G. Tallman(1) Calgary, Alberta	Director	September 18, 2001	Businessman

Notes:

(1)

Member of Audit Committee.

(2)

Member of Corporate Governance Committee.

(3)

The Company does not have an Executive Committee.

Directors and Senior Management

The following information is provided with respect to the Company's directors' and executive officers' principal occupations:

Edward E. McNally has been a director and Chief Executive Officer since he founded the Company in 1984. He served as President from 1984 until 1999. From 1970 to 1984, he was a rancher in the Calgary area and he was a practicing barrister and solicitor from 1952 to 1980. Mr. McNally is also a director of Algonquin Oil & Gas Limited.

Robert H. Hartley, a director since 1984, has been a rancher in the Calgary area since 1982. He was a founder of Bighart Oil and Gas Petroleum, Ltd., an oil and gas exploration and production company, and was the President of that company from its founding in 1979 to 1982. He served as Chairman of Allheart Oil & Gas, Inc. from June 1982 until 1992.

James M. Jackson, a director since 1996, is a partner of Jackson & Jackson, a real-estate development partnership. Prior thereto he was a director and a founding partner in Southwest Associates, Inc., a regional real estate brokerage firm. Mr. Jackson has been involved in the securities brokerage industry since 1948.

Kathleen McNally-Leitch, a director of the Company, is the daughter of Edward E. McNally, director and Chief Executive Officer of the Company.  Ms. McNally-Leitch, a director since 1996, is a Principal Owner of McNally and Cerveny Associates Limited, a landscape architecture company. Prior thereto she was a landscape designer with Len Novak, Landscape Architect, from 1992 to 1994. She also conducts a lecture series with Big Rock Brewery in conjunction with Dr. Daniel Mato of the University of Calgary.

Cameron Millikin, a director since 1999, has been Chairman of Baymount Capital Resources Inc., a Boston and Calgary based financing firm which assists companies with private and public placement, since 1994.  Mr. Millikin is also a director of ABX Resources Inc.

Charles W. Wilson, a director since 1999, served as President and Chief Executive Officer of Shell Canada Limited, from 1993 until his retirement in 1999. He served 36 years with Shell in various senior management positions. Mr. Wilson is also a director of Canadian Utilities Ltd. and ATCO Ltd.

Mogens Smed, a director since 1999, founded SMED Manufacturing Corporation in 1983 and is currently the Chief Executive Officer of SMED International, which designs, manufactures and markets superior office furniture.

Clayton H. Riddell, a director since 2001, is founder, director and President of Paramount Resources Ltd. (since 1978), a successful oil and gas producer. He has been involved in the oil and gas industry since 1959. He is also a director of New Alta Corporation.

Robert G. Peters, a director since 2001, is the President of Black Diamond Land and Cattle Company. He was a founder of Peters & Co. Limited, an investment dealer headquartered in Calgary, Alberta. The firm specializes in energy investments. Mr. Peters is also involved in the real estate industry and is founder and partner in the Elbow Valley Development Project. He sits on the board of STARS, Calgary Inc., Albert Film Commission, Sandy Cross Conservation, ABN Amro Bank of Canada, Airborne Energy Solutions Ltd. in Whitecourt, Alberta, and Odorchem Manufacturing Corp. in Surrey, B.C. and the Canadian Petroleum Hall of Fame.

Robert J. King joined Big Rock as President in 1999 and was elected a director in 2001. Prior thereto, Mr. King held a number of executive positions with the government of Alberta, including: Deputy Solicitor General; Deputy Minister, Economic Development; Deputy Minister, Energy; President and CEO, Alberta Special Waste Management Corporation; Chairman and CEO of the Alberta Liquor Control Board; and Chairman and CEO of the Alberta Gaming and Liquor Commission.

Gordon G. Tallman, a director since 2001, retired in 2001 as Senior Vice President-Prairies of RBC Financial Group, where he was employed for 41 years. His assignments included many communities and cities in Canada ranging from Goose Bay, Labrador to Vancouver, British Columbia.

Timothy A. Duffin joined the Company as Chief Financial Officer in 2000. Mr. Duffin has held senior positions with the national accounting firms Meyers Norris Penny and Ernst & Young LLP. He also served as Vice President, Finance of H. Jager Developments, Inc., a publicly-owned land development company, and he established, operated and sold private ventures.

As at the date hereof, the directors, officers and insiders of Big Rock, as a group, owned, directly or indirectly, 2,903,942 Common Shares or approximately 54% of the outstanding Common Shares. The officers and directors also held, in aggregate 329,500 Options as at the date hereof, which, if exercised (on a fully diluted basis), would result in the beneficial ownership of the officers, directors and insiders, as a group totalling 54% of Big Rock's outstanding Common Shares.

The term of office for each director is from the date of the meeting pursuant to which the director was elected until the annual meeting next following or until his successor is elected or appointed.

Board Practices and Committees

Directors of the Company hold office until the close of the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier resignation or removal. The ABCA requires that at least half of the members of the Board of Directors and any Committee thereof must be resident Canadians. In addition, the Board may not transact business at a meeting unless at least half of the directors present are resident Canadians. Officers serve at the pleasure of the Board of Directors, subject to the terms of employment agreements, if any, and applicable employment laws.

The Company's Corporate Governance Committee is comprised of Edward E. McNally, Charles Wilson and James M. Jackson. This Committee is responsible for developing the Company's approach to corporate governance issues, insuring that the Board can function independently of management, and matters related thereto.

The Audit Committee is responsible for the engagement of the Company's independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform, their report on the Company's financial statements following completion of the audit and the Company's policies and procedures with respect to internal accounting and financial controls. This committee is comprised of three directors, all of whom are outside and unrelated directors. The current members of the Audit Committee are Gordon G. Tallman, Robert H. Hartley, and Clayton H. Riddell.

The Company does not have a compensation or nominating committee.

NORMAL COURSE ISSUER BID

On August 28, 2000, Big Rock implemented a normal course issuer bid to purchase in the period to August 27, 2001 up to 5% of its issued and outstanding Common Shares. A total of 22,500 Common Shares for a total cash consideration of $102,650 were purchased under this Arrangement.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed above, none of the directors, officers or principal shareholders of Big Rock and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Big Rock or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Big Rock will be subject in connection with the operations of Big Rock. In particular, certain of the directors and officers of Big Rock are involved in managerial or director positions with other companies whose operations may, from time to time, be in direct competition with those of Big Rock or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Big Rock. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

STATEMENT OF EXECUTIVE COMPENSATION

The following sets forth certain information regarding the compensation paid to the Corporation's executive officers whose salary and bonus exceeded $100,000 during the year ended March 31, 2002:

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Common Shares Under Option

Edward E. McNally Chairman & CEO	2002 2001 2000	177,000 184,247 182,007	- - -	12,013 - -	- 58,000 97,000	- - -
Robert J. King President	2002 2001 2000	150,654 157,450 130,392	37,500(3) - -	15,443 - -	- 40,000 60,000	- - -
Timothy A. Duffin CFO	2002 2001	96,187 45,562(2)	- -	12,068 -	12,500 7,500	- -

Notes:

(1)

Includes the value of the use of an automobile provided by the Corporation, premiums for Alberta Health Care Insurance and the Corporation's contribution to retirement savings plans (see "Registered Retirement Savings Plan").

(2)

Compensation from September 15, 2000 until March 31, 2001.

(3)

Bonus used to pay down housing loan.

Employment Agreement

On October 12, 2001 the Corporation entered into a three-year employment agreement with Mr. Robert (Bob) King to serve as President. The agreement provides an annual salary of $168,000 plus discretionary bonuses and other benefits such as participation in the Employee Share Incentive Plan and the Corporation's benefit plan. Mr. King was also provided an extension to a $25,000 interest-free housing loan to cover additional costs incurred in relocating to Calgary. The loan is repayable prior to the expiration of the agreement notwithstanding any extensions to the agreement.

Registered Retirement Savings Plan

The Corporation matches up to 4.5% of each employee's salary contributed to the employee's individual Registered Retirement Savings Plan. All employees are eligible to participate in this program after six months of full time employment with the full 4.5% matching being achieved after two years. The Corporation's contribution is used to acquire shares of the Corporation in open market transactions.

Aggregated Option Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year-End(1) Exercisable/ Unexercisable ($)

Edward McNally	Nil	Nil	200,000/Nil	68,000/Nil
Robert King	Nil	Nil	100,000/Nil	70,000/Nil
Timothy Duffin	Nil	Nil	20,000/Nil	20,000/Nil

Note:

(1)

Based on closing price per share of $5.50 on the TSX on March 31, 2002.

Options Granted During the Most Recently Completed Financial Year

Name of Officer	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price (Security/$)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Timothy Duffin	12,500	11%	7,500 @ $4.50 5,000 @ $5.00	$4.45 $5.00	Sept. 25/07 Mar. 18/08

Composition of Compensation Committee

Compensation of the executive officers of the Corporation is reviewed and approved by the Board of Directors as a whole. During the most recently completed financial year, the members of the board were Edward E. McNally, Robert H. Hartley, James M. Jackson, Kathleen McNally-Leitch, Cameron Millikin, Charles W. Wilson, Mogens Smed, Clayton H. Riddell, Robert J. King, Robert G. Peters, and Gordon G. Tallman. Messrs. McNally and King are, and were during the financial year, officers and employees of the Corporation and Mr. King was indebted to the Corporation (see "Indebtedness of Directors, Executive Officers and Senior Officers").

Report on Executive Compensation

The Corporation's compensation levels for its executive officers are administered by the Board. The CEO's and the President's compensation is determined by the members of the Board of Directors, other than the CEO and the President. With respect to compensation for executive officers of the Corporation, other than the CEO and the President, the Board of Directors reviews a compensation proposal prepared by the President. Given the relatively small number of executive officers of the Corporation, the Board of Directors has not appointed and does not propose to appoint a separate compensation committee.

The compensation of the Corporation's executives consists principally of a base salary. Executives are also eligible to participate in the Corporation's Employee Share Incentive Plan described under the heading "Employee Share Incentive Plan" and the Registered Retirement Savings Plan described under the heading "Registered Retirement Savings Plan" above. In addition, executives may be granted bonuses as authorized by the Board of Directors from time to time.

The Board of Directors' objective in setting compensation levels is that the aggregate compensation received by executive officers be generally competitive with the compensation received by persons with similar qualifications and responsibilities who are employed by other companies of corresponding size. In setting such levels, the Board of Directors relies on its own experience and knowledge.

Presented by the Compensation Committee:

Edward E. McNally	Cameron Millikin	Robert J. King
Robert H. Hartley	Charles W. Wilson	Robert G. Peters
James M. Jackson	Mogens Smed	Gordon G. Tallman
Kathleen McNally-Leitch	Clayton H. Riddell

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During the Last Completed Financial Year	Amount Outstanding as at September 26, 2002

Robert J. King President	Loan by Corporation	$62,500(1)	$25,000(1)

Note:

(1)

Interest-free, unsecured housing loan to cover costs of relocating to Calgary, Alberta, repayable on or before October 12, 2004.  The repayment date was extended in 2001 from 2002 to 2004.

MATERIAL CONTRACTS

The Company is not a party to any material contracts entered into in the past two years except for the following:

Offer to Purchase dated as of June 8, 2001 among Big Rock, 622498 British Columbia Ltd. (now, Mountain View Brewing Company Ltd.) and the shareholders of Whistler Brewing Company Ltd. pursuant to which Big Rock acquired all of the issued and outstanding shares of Whistler Brewing Company for an aggregate consideration of up to 118,338 Common Shares in the capital of Big Rock.

Offer to Purchase dated as of July 1, 2002 among Big Rock and Bear Brewing Company Ltd. and the shareholders of Bear Brewing Company Ltd. pursuant to which Big Rock acquired all of the issued and outstanding shares of Bear Brewing Company Ltd. for an aggregate consideration of 100,000 Common Shares in the capital of Big Rock.

The Company has an Employment Agreement and outstanding loan with Robert J. King, President, which are described herein. The Company also has a Credit Agreement with the Royal Bank of Canada which is described in Notes 7 and 8 of the Notes to Financial Statements of Big Rock which are attached hereto as Schedule E.

LEGAL PROCEEDINGS

There are no material legal proceedings currently outstanding, threatened or pending, by or against Big Rock.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Big Rock are Ernst & Young LLP, Chartered Accountants, 1000, 440 – 2nd Avenue S.W., Calgary, Alberta; the registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario. Effective December 1, 2002 the registrar and transfer agent for the Common Shares will be Valiant Trust Company at its offices in Calgary, Alberta and at the offices of its sub-agent in Toronto, Ontario.

RISK FACTORS

Risks Related to the Business and the Industry

The Company operates in an environment that is both highly competitive and highly government regulated. Due to the ongoing shifting effects of competition on the Company, the ability to predict future sales and profitability with any degree of certainty is limited.

There is a continuing entry of premium and super premium beers from other smaller craft breweries and the larger national and multi-national brewers with products that compete directly with craft beers. A large number of imports are also being sold in the same markets where Big Rock competes for business.

With the large choice of brands now available, and the advertising initiatives of the major breweries, it is Management's opinion that price promotions due to competitive pressures will continue. The Company believes it is in an excellent position to increase volume of sales; however, the selling price may vary more frequently due to these increasing competitive pricing pressures.

The Company requires various permits, licenses, and approvals from several government agencies in order to operate in its market areas. In Alberta, the Company's largest market, the Alberta Gaming and Liquor Commission provides the necessary licensing approvals. Other licenses have been obtained from the British Columbia Liquor Distribution Board, the Saskatchewan Liquor and Gaming Authority, the Manitoba Liquor Control Commission, the Liquor Control Board of Ontario, Canada Customs and Revenue Agency – Excise, and the U.S. Bureau of Alcohol, Tobacco and Firearms. Management believes that the Company is in compliance with all licenses, permits, and approvals.

The Brewery's unique scalable design allows the Company to double existing production with very little additional capital investment. This provides significant flexibility to add new products and to service growing markets on a timely basis.

While the Company is intent on increasing market share, Management remains focused on protecting and enhancing brand equity, introducing new brands when appropriate, and providing exceptional service to local markets.

Risks Related to the Trust

Cash Distributions are Not Guaranteed and will Fluctuate with Performance of the Business

Although the Trust intends to distribute the interest and distributions income earned by the Trust, less expenses and amounts, if any, paid by the Trust in connection with the redemption of Trust Units, there can be no assurance regarding the amounts of income to be generated by Amalco and transferred indirectly to the Trust.

The actual amount distributed in respect of the Trust Units will depend upon numerous factors, including profitability, fluctuations in working capital, the sustainability of margins during seasons when margins are traditionally low and over longer periods, capital expenditures and the actual cash amounts distributed to the Trust.

Dependence Upon Big Rock

The Trust is an unincorporated open-ended, limited purpose trust which will be entirely dependent upon the operations and assets of Big Rock through the Trust's indirect ownership. Accordingly, the Trust's ability to make cash distributions to the Unitholders will be dependent upon, among other things, the ability of Big Rock to pay its interest obligations under the Notes and which ability is, in turn, dependent upon the operations and assets of Big Rock and its direct and indirect subsidiaries.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of cash available for distribution to Unitholders. Distributions may be substantially reduced at times when significant capital or other expenditures are made.

Nature of Trust Units

Securities like the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a direct investment in Amalco and should not be viewed by investors as Amalco Common Shares. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust Units represent a fractional interest in the Trust. The Trust's primary assets will be Notes and Amalco Common Shares. The price per Unit is a function of anticipated Distributable Cash and other market factors.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, each Unitholder's share of the Trust Fund, as represented by the Unit certificates. The Trust Indenture further provides that all written instruments signed by or on behalf of the Trust shall contain a provision or be subject to an acknowledgment to the effect that such obligation will not be binding upon Unitholders personally and that such provision or acknowledgment shall be held in trust and enforced by the Trustee for the benefit of the Unitholders.

However, in conducting its affairs, the Trust will assume certain contractual obligations and may have to assume further obligations in the future. Although the Trustee will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, they may not obtain such a modification in all cases. To the extent that any claims under such contracts are not satisfied by the Trust, there is a risk that a Unitholder will be held personally liable for obligations of the Trust where the liability is not disavowed as described above.

Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust Fund) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The business of the Trust and Big Rock will be conducted, upon the advice of counsel, in such a way and in such jurisdictions so as to avoid, as far as possible, any material risk of liability to the Unitholders for claims against the Trust including obtaining appropriate insurance, where available, for the operations of Big Rock and its subsidiaries and ensuring that all written agreements signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally. However, there can be no assurance that a Unitholder will not be subject to liability in the future.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Trust Units or termination of the Trust, the Trustees may distribute the Notes or Trust Units directly to the Unitholders, subject to obtaining any required regulatory approvals. Notes or Trust Units so distributed may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, depending upon the circumstances at the time.

The Trust May Issue Additional Trust Units Diluting Existing Unitholders' Interests

The Trust Indenture authorizes the Trust to issue an unlimited number of Trust Units for the consideration and on those terms and conditions as are established by the Trustee without the approval of any Unitholders.

Restrictions on Potential Growth

The payout by Big Rock of a substantial portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Big Rock and its cash flow.

Income Tax Matters

There can be no assurance that the Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Trust Units. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described above under the heading "Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to eliminate the Trust's taxable income. Where interest on the Notes has accrued but has not been paid in whole or in part and the Trust is unable to make a cash distribution, the Trust Indenture provides that additional Trust Units must be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Trust Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

Investment Eligibility and Foreign Property

There can be no assurance that the Trust Units will continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income trusts and registered education savings plans or that the Trust Units will not be foreign property under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that properly may come before the Meeting.

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the Board of Directors of Big Rock Brewery Ltd.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 19th day of November, 2002.

(signed) "Edward E. McNally" Edward E. McNally Chairman of the Board of Directors and Chief Executive Officer	(signed) "Timothy A. Duffin" Timothy A. Duffin Chief Financial Officer

APPENDIX A

ARRANGEMENT RESOLUTION

to be passed by the holders of the Common Shares
and Options of Big Rock Brewery Ltd. (the "Company")

Arrangement Under Section 193 of
the Business Corporations Act (Alberta)

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES AND OPTIONS THAT:

1.

the arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "Act") substantially as set forth in the Plan of Arrangement attached as Schedule 1 to Appendix C to the Information Circular accompanying the notice of this meeting is hereby approved, authorized and agreed to;

2.

the arrangement agreement (the "Arrangement Agreement") dated November 19, 2002 between the Company, 1015047 Alberta Ltd. and the Big Rock Brewery Income Trust, a copy of which is attached as Appendix C to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.

notwithstanding that this resolution has been duly passed or received the approval of the Court of Queen's Bench of Alberta, the Board of Directors of the Company may, without further notice to or approval of the holders of Common Shares and Options, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the Act;

4.

conditional upon the Arrangement becoming effective, the delisting of the Common Shares on The Toronto Stock Exchange and NASDAQ be and the same is hereby approved and authorized; and

5.

any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

Appendix B-#

APPENDIX B

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9;

AND IN THE MATTER OF an arrangement proposed by Big Rock Brewery Ltd. and 1015047 Alberta Ltd., involving Big Rock Brewery Ltd., its Securityholders, 1015047 Alberta Ltd. and Big Rock Brewery Income Trust

THE HONOURABLE MR. JUSTICE ROOKE IN CHAMBERS	) ) ) ) )	AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON TUESDAY, NOVEMBER 19, 2002

INTERIM ORDER

UPON the application by petition of Big Rock Brewery Ltd. ("Big Rock") and 1015047 Alberta Ltd. ("AcquisitionCo");

AND UPON reading the said Petition and the Affidavit of Timothy A. Duffin, filed herein;

AND UPON hearing counsel for Big Rock and AcquisitionCo;

AND UPON reviewing the Affidavit of Timothy A. Duffin deposing that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the "ABCA") and the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a)

the Arrangement proposed by Big Rock and AcquisitionCo, as described in the Affidavit of Timothy A. Duffin sworn November 19, 2002, and in the form attached as a schedule to the Arrangement Agreement, which Arrangement Agreement attached as Appendix C to the draft Information Circular, which Information Circular is Exhibit "A" to the said Affidavit of Timothy A. Duffin shall be referred to as the "Arrangement";

(b)

the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular, which Information Circular is Exhibit "A" to the Affidavit of Timothy A. Duffin sworn November 19, 2002; and

(c)

this Court has been advised that its Final Order approving the Arrangement, if granted, will constitute the basis for Big Rock's reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided in Section 3(a)(10) of the said Act, for the issuance of Trust Units to the Securityholders pursuant to the Arrangement.

IT IS HEREBY ORDERED AND DIRECTED THAT:

General

6.

Big Rock shall seek approval of the Arrangement by holders of its common shares ("Shareholders") and the holders of options to acquire its common shares ("Optionholders") (collectively, the "Securityholders") in the manner set forth below.

Shareholders and Optionholders Meetings

7.

Big Rock shall call and conduct a special meeting (the "Meeting") of the Shareholders and the Optionholders for the purpose of considering and voting on the resolution approving the Arrangement (the "Arrangement Resolution").

8.

The majority required to pass the resolutions of the Shareholders and the Optionholders approving the Arrangement shall be, subject to further order of this Court, not less than two-thirds of the aggregate votes cast by the Shareholders and not less than two-thirds of the aggregate votes cast by the Optionholders in person or by proxy at the Meeting. The Optionholders and the Shareholders shall vote separately as separate classes of Securityholders.

9.

A quorum at the meeting of the Shareholders and Optionholders shall in each case be two persons present in person, each being a Shareholder or Optionholder, as applicable, entitled to vote thereat or a duly appointed proxyholder for an absent Shareholder or Optionholder, as applicable, so entitled, and together in each case holding or representing by proxy not less than thirty-three and one-third percent (33 1/3%) of the outstanding Common Shares or Options, as applicable, entitled to vote at the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum of both Shareholders and Optionholders is not present, the Meeting shall be adjourned to the same day in the next week if a business day, and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting, at the same time and place; and if at such adjourned meeting a quorum is not present, the Optionholders and Shareholders, present, if at least two in each case, shall be a quorum for all purposes.

10.

Each Common Share entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting in respect of the resolutions of the Shareholders and each Option entitled the vote at the Meeting will entitle the holder thereof to one vote at the Meeting in respect of the resolutions of the Optionholders. The board of directors of Big Rock have fixed a record date for the Meeting of November 19, 2002. Only Securityholders whose names have been entered in the register of Common Shares or Options on the close of business on such record date and holders of Common Shares or Options issued by Big Rock after such record date and prior to the Meeting will be entitled to receive notice of and to vote at such meeting, subject to Section 137 of the ABCA with respect to transferees of Common Shares after that date.

Conduct of Meeting

11.

The Chairman of the Meeting shall be any officer or director of Big Rock.

12.

The only persons entitled to attend and speak at the Meeting shall be, respectively, the registered Shareholders, the Optionholders or their authorized representatives, together with Big Rock's directors and officers and its auditors, and the Executive Director. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons should not invalidate any resolution passed or proceeding taken at the Meeting.

13.

To be valid a proxy must be deposited with Big Rock in the manner described in the Information Circular.

Dissent Rights

14.

The registered holders of Common Shares are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution. The registered holders of Option shall be accorded a right of dissent analogous, to the extent applicable, to a right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

15.

In order to exercise such rights of dissent, a written objection to the Arrangement Resolution must be received by Big Rock at or before the Meeting or by the Chairman of the Meeting at the Meeting. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Securityholders.

16.

Subject to further order of this Court, the rights available to the Shareholders and Optionholders under the ABCA and the Arrangement to dissent from such resolution shall constitute full and sufficient rights of dissent for the Shareholders and Optionholders with respect to the Arrangement Resolution.

17.

Notice to the Shareholders and Optionholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares or Options, as the case may be, shall be good and sufficiently given by including information with respect thereto in the Information Circular to be sent to Shareholders and Optionholders in accordance with paragraph 13 of this Order.

Notice

18.

An Information Circular, substantially as attached as Exhibit "A" to the Affidavit of Timothy A. Duffin, filed herein, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the address for such holders as they appear in the records of Big Rock. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

19.

An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

20.

Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders and the Executive Director of the Alberta Securities Commission of:

(a)

the Petition;

(a)

this Order;

(b)

the Notice of the Meeting; and

(c)

the notice of the application for the Order approving of the Arrangement on November 19, 2002;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Big Rock may consider fit.

Final Application

1.

Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of Big Rock have not revoked such approval, Big Rock and AcquisitionCo may proceed with an application for approval of the Arrangement and the Final Order on January 8, 2003 at 2:00 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate of Amendment, all Securityholders, Big Rock, AcquisitionCo and Big Rock Income Trust (the "Trust") will be bound by the Arrangement in accordance with its terms.

2.

Any Securityholder or any other interested party desiring to appear and make submissions at the application for the Final Order on January 8, 2003 is required to file with this Court and serve, upon Big Rock and AcquisitionCo, on or before noon on January 7, 2003, a Notice of Intention to Appear including such party's address for service in the Province of Alberta, together with any evidence or materials which such party intends to present to the Court. Service of such notice on Big Rock or AcquisitionCo shall be effected by service upon the solicitors for Big Rock and AcquisitionCo, Davis & Company, Suite 2350, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: David Bell.

3.

In the event that the application for final approval of the Arrangement on January 8, 2003 is adjourned, only those parties appearing before this Court for the final Application shall have notice of the adjourned date.

(signed) "J.D. Rooke"

J.C.Q.B.A.

ENTERED at Calgary, Alberta

November 19, 2002

(signed) "Kevin Hoschka"

Clerk of the Court

APPENDIX D

FAIRNESS OPINION

APPENDIX E

FINANCIAL STATEMENTS

APPENDIX F

UNIT OPTION PLAN RESOLUTION

to be passed by the holders of the Common Shares of Big Rock Brewery Ltd. ("Big Rock")

BE IT RESOLVED THAT:

4.

a Unit Option Plan for employees, officers, directors and consultants to Big Rock Brewery Income Trust and its subsidiaries substantially as described in the Information Circular accompanying the Notice of this Meeting is hereby approved and authorized;

5.

any director or the president of Big Rock is hereby authorized, for and on behalf of Big Rock, to execute, with or without the corporate seal, and, if appropriate, deliver all such documents and instruments and to do all such things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

6.

capitalized terms used in this resolution have the meanings ascribed thereto in the Information Circular accompanying the notice of these meetings and to which this resolution is attached as Appendix F.

APPENDIX G

UNIT OPTION PLAN

Appendix H-#

APPENDIX H

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Shareholder's right to dissent

7.

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(a)

amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)

amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)

amalgamate with another corporation, otherwise than under section 184 or 187;

(d)

be continued under the laws of another jurisdiction under section 189; or

(e)

sell, lease or exchange all or substantially all its property under section 190.

8.

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

9.

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

10.

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

11.

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

12.

An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2):

(a)

by the corporation; or

(b)

by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

13.

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

14.

Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder:

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

15.

Every offer made under subsection (7) shall:

(a)

be made on the same terms; and

(b)

contain or be accompanied with a statement showing how the fair value was determined.

16.

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

17.

A dissenting shareholder:

(a)

is not required to give security for costs in respect of an application under subsection (6); and

(b)

except in special circumstances must not be required to pay the costs of the application or appraisal.

18.

In connection with an application under subsection (6), the Court may give directions for:

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation;

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d)

the deposit of the share certificates with the Court or with the corporation or its transfer agent;

(e)

the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f)

the service of documents; and

(g)

the burden of proof on the parties.

19.

On an application under subsection (6), the Court shall make an order:

(a)

fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c)

fixing the time within which the corporation must pay that amount to a shareholder.

20.

On:

(a)

the action approved by the resolution from which the shareholder dissents becoming effective;

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise; or

(c)

the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

21.

Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

22.

Until one of the events mentioned in subsection (14) occurs:

(a)

the shareholder may withdraw the shareholder's dissent; or

(b)

the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

23.

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

24.

If subsection (20) applies, the corporation shall, within 10 days after:

(a)

the pronouncement of an order under subsection (13); or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares;

(c)

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

25.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

26.

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)

the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.